Exhibit 99.1

R.V.B. HOLDINGS LTD.
21 Ha'arba'ah St., Tel Aviv, 64739, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 22, 2011

The enclosed proxy is being solicited by our board of directors (the "Board of Directors") of R.V.B. Holdings Ltd (the "Company", "we", "our", "us", and "RVB") for use at our annual general meeting of shareholders to be held at the Company’s offices on August 22, 2011, at 3:00 pm (Israel time), or at any adjournment thereof.  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is as of the close of business on July 20, 2011 (the "Record Date"). As of the Record Date, we had 117,970,535 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Annual General Meeting, the shareholders of the Company are being asked to consider and resolve to:

1.          The approval of (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel,  Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share; (iv) the services agreement (the "Services Agreement") between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, pursuant to which Stern Holding will provide business development services to RVB, for a total  consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately  3.5% of the Company's issued and outstanding share capital, with an exercise price of US$0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the "Management Agreement"), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share.

2.    Approval and ratification of the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2011 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.

3.    Re-election of each of Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting.

4.    Re-election of Ms. Alicia Rotbard as an external director of the Company.

5.    Approval of Amended and Restated Articles of Association of the Company.

6.    Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.

7.    Approval of amended indemnification agreements between the Company and its officers and directors.

    8.    Subject to the approval of Proposal No. 4 above, approval of a grant to each of the Company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share.

In addition, in accordance with Israeli law, at the Meeting the Company will present the financial statements of the Company for the year ended December 31, 2010.

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 25, 2011.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting (other than proposals 1, 4, 5, 6 and 7), subject to the terms of applicable law. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 24 hours prior to the Meeting; (iii) voting in person at the Meeting; or (iv) requesting the return of the proxy at the Meeting.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law"), two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for one week at the same hour and place, without further notice to our shareholders. If a quorum is not present on the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Companies Law, the persons present shall constitute a quorum.

The approval of Proposal 1, and, since certain of the Company's officers and directors may be considered controlling shareholders of the Company, the approval of Proposal 7, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals 2, 3 and 8 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Ms. Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 5 requires the affirmative vote of at least 75% of the Shares present, in person or by proxy, and voting on the matter ("Special Majority"), provided further, that either: (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 6 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter. However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 6, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 6 will require the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined as: (1) a shareholder’s or its attorney-in-fact's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than August 1, 2011.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT INCORPORATES
ADDITIONAL INFORMATION

This proxy statement incorporates by reference important additional information about RVB from documents that are not included in or delivered with this proxy statement. This information is available to you without charge, excluding all exhibits to such documents unless RVB has specifically incorporated by reference an exhibit in this proxy statement. For a more detailed description of the information incorporated by reference into this proxy statement, see the section entitled “Where You Can Find More Information” on page 74 of this proxy statement.

You may obtain copies of this information by requesting it in writing or by telephone from RVB at the following address:

R.V.B. Holdings Ltd.
Platinum House, 21 Ha'arba'ah St.
Tel Aviv, 64739, Israel.
Attention: Ofer Naveh
Telephone Number: +972 (3) 684-5500
Facsimile: +972 (3) 684-5550

PLEASE REQUEST DOCUMENTS FROM RVB NOT LATER THAN AUGUST 8, 2011, 2011, IN ORDER TO RECEIVE THEM BEFORE THE MEETING.

RVB shareholders should rely only on the information contained in, or incorporated by reference into, this proxy statement in deciding how to vote on the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement. This proxy statement is dated July 11, 2011. You should not assume that the information contained in, or incorporated by reference into, this proxy statement is accurate as of any date other than that date.

This proxy statement does not constitute a solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such solicitation in such jurisdiction. Information contained in this proxy statement regarding RVB has been provided by RVB, and information contained in this proxy statement regarding EER has been obtained from EER.

PRESENTATION AND CERTAIN CONVENTIONS

References to “NIS” in this proxy statement mean New Israeli Shekels, the legal currency of Israel. References to “US$” mean United States dollars, the legal currency of the Unites States. For your convenience, unless otherwise indicated, certain amounts have been translated into United States dollar amounts, using the representative exchange rate as published by the Bank of Israel as of June 30, 2011 (US$1.00 = NIS 3.415) . The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated; or (ii) could be converted into dollars at the assumed rate.

TABLE OF CONTENTS

Page

Questions and Answers	7
Cautionary Statement Concerning Forward-Looking Statements	14
Proposal 1: The approval of (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel,  Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share; (iv) the services agreement (the "Services Agreement") between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, pursuant to which Stern Holding will provide business development services to RVB, for a total  consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately  3.5% of the Company's issued and outstanding share capital, with an exercise price of US$0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the "Management Agreement"), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share
15
Proposal 2: Approval and ratification of the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2011 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration	67
Proposal 3: Re-election of each of Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting	68
Proposal 4: Re-election of Ms. Alicia Rotbard as an external director of the Company.	69
Proposal 5: Approval of Amended and Restated Articles of Association of the Company	70
Proposal 6: Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability	71
Proposal 7: Approval of amended indemnification agreements between the Company and its officers and directors	72
Proposal 8: Subject to the approval of Proposal No. 4 above, approval of a grant to each of the Company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share	73

QUESTIONS AND ANSWERS

The following section of this proxy statement answers various questions that you, as a shareholder of RVB may have regarding the Meeting. The following questions and answers are intended to provide brief answers to commonly asked questions. RVB urges you to carefully read the remainder of this proxy statement because the information in this section does not provide all the information that might be important to you with respect to the proposals. Additional important information is also contained in the Appendixes to, and the documents incorporated by reference in, this proxy statement.

General

Q.	Why am I receiving this proxy statement?

A.	This is a proxy statement for an annual general meeting of the shareholders of RVB (the “Meeting”) at which the RVB shareholders will vote on the following proposals:

(1) The approval of (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel,  Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share; (iv) the services agreement (the "Services Agreement") between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, pursuant to which Stern Holding will provide business development services to RVB, for a total  consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately  3.5% of the Company's issued and outstanding share capital, with an exercise price of US$0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the "Management Agreement"), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share.

(2) Approval and ratification of the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2011 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.

(3) Re-election of each of Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting.

(4) Re-election of Ms. Alicia Rotbard as an external director of the Company.

(5) Approval of Amended and Restated Articles of Association of the Company.

(6) Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.

(7) Approval of amended indemnification agreements between the Company and its officers and directors.

(8) Subject to the approval of Proposal No. 4 above, approval of a grant to each of the Company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share.

The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible. We have included in this proxy statement important information about the Transaction and the Meeting. Also included in or incorporated by reference into this proxy statement is important information about RVB and EER. You should read this information and the information incorporated by reference into this proxy statement carefully and in its entirety. We have attached the form of the Share Purchase Agreement, and related agreements to this proxy statement.

Q:	What is the proposed Transaction (Proposal No. 1)?

A:
Below is a summary of the terms and conditions of, and the transactions contemplated under: (i) the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone, Accord Mazal and EER (the "Share Purchase Agreement"); (ii) a form of additional share purchase agreement between RVB and certain EER shareholders (the "Additional SPA"); (iii) an option agreement between RVB and Mazal, dated July 3, 2011 (the "Option Agreement"); (iv) a voting agreement between Greenstone and Mazal, dated July 3, 2011 (the "Voting Agreement"); (v) a shareholders' agreement between RVB and Mazal, dated July 3, 2011 (the "Shareholders Agreement"); (vi) a services agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, dated July 3, 2011 (the "Services Agreement"); and (vii) a management agreement between RVB and Greenstone, dated July 14, 2011 (the "Management Agreement") (collectively, the "Transaction"):

(i)
RVB will acquire all of EER's shares held by Greenstone, RVB's controlling shareholder, for a total cash consideration of US$15,686,900  (this amount shall be adjusted at the closing of the Transaction to account for interest on Greenstone's shareholders loans and Greenstone's portion of the convertible guarantee commissions, which EER owes to Greenstone, Accord and S.R. Accord Technologies Ltd. ("SR Technologies"), accrued after August 31, 2011, which will be converted into EER shares and sold at the closing at the price per share of US$2.5);

(ii)
RVB will acquire all of EER’s share capital held by Accord and the other EER shareholders that may elect to join the Transaction. Each EER share purchased by RVB will be exchanged for 11.65 ordinary shares of RVB. Accordingly, assuming all other shareholders of EER (other than Mazal) join the Transaction, a total of 9,970,408 EER shares will be purchased by RVB for a total of 116,155,251 RVB shares, representing as of August 31, 2011, approximately 50% of the issued and outstanding capital of RVB (assuming a conversion of EER's debt to its shareholders into EER shares, immediately prior to the closing of the Transaction, in a total amount of approximately US$14.1 million, which is the estimated total outstanding amount of EER's debt to its shareholders as of August 31, 2011 (the "Debt Conversion")). Out of these shares, 1,721,450 EER shares will be purchased from Accord, for a total of 20,054,893 RVB shares, representing as of August 31, 2011, approximately 8.6% of the issued and outstanding share capital of RVB (assuming the Debt Conversion occurs immediately prior to the closing of the Transaction and assuming all other shareholders of EER (other than Mazal) join the Transaction);

(iii)
RVB will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and SR Technologies, from all their obligations according to guarantees provided by them to the bank, with regard to the EER’s debt of US$714,000 (principal) as of July 3, 2011;

(iv)
RVB will be provided the opportunity, until the lapse of 24 months following the closing of the transaction, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price per share of US$2.5;

(v)
Pursuant to the Option Agreement, RVB will grant Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal will grant RVB the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option");

(vi)
Pursuant to the Voting Agreement, Greenstone and Mazal will coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB;

(vii)
Pursuant to the Shareholders Agreement, Mazal undertakes to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(viii)
Pursuant to the Management Agreement, Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as defined in the Management Agreement, i.e. assuming exercise of the Put Option by Mazal and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement; (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (in the event that the Company distributes dividends, not including the Dividend Distribution (as defined below), the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares). The options shall become vested and exercisable,  in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule") ;

(ix)
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding will receive options to purchase RVB shares, representing, at the closing of the Share Purchase Agreement, 3.5% of the issued and outstanding share capital of RVB, on a Fully Diluted Basis, with an exercise price of US$0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution (as defined below), the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares); and

(x)
In addition, RVB shall grant its director, Yair Fudim, options to purchase RVB shares representing, on a Fully Diluted Basis, approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution (as defined below), the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares).

Upon completion of the Transaction, EER will remain a private company with RVB as its controlling shareholder.

In connection with the approval of the Share Purchase Agreement, our Board of Directors declared an aggregate cash dividend, or a Dividend Distribution, of US$10 million. This represents a dividend of approximately US$0.0848, per RVB ordinary share (prior to the Transaction), to be paid to RVB’s shareholders. The dividend amount per share is subject to change based on the number of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be paid immediately prior to, and it is subject to and conditioned upon, the closing of the Transaction.

Q:	Why is RVB proposing the Transaction?

A:	The RVB board of directors considered the following potentially positive factors, among others:

The acquisition of EER:

•
The global waste treatment market is significant in its size, and it has been significantly and rapidly changing in the past few years, due to the increasing awareness and concern relating to environmental issues, and the enforcement of limitations on polluting activities. For example, an increasing number of countries around the world implement strict environmental regulation, which includes, among others, limitations, taxes and fees (tipping fees) relating to the establishment and operation of landfill sites.

•
In light of the above, regulators and consumers around the world, seek for alternative 'green' solutions to traditional waste treatment methods such as incineration and landfill, and for 'environment friendly' electricity generating technologies.

•
The abovementioned changes in the waste treatment market create an opportunity for alternative waste treatment technologies, not based on incineration (which emits pollutant materials and ashes). Even greater opportunity exists for companies that have the ability to generate electricity during their waste treatment process.

•
EER's technology has many advantages over traditional incineration and landfill methods, and its final solid output has a low volume percentage of residue (3-5%), which can be used as raw material in construction.

•	EER has the ability to treat solid waste streams which include among others municipal waste, medical waste and low and intermediate level radioactive waste.

•	High energetic exploitation of the energy content in the waste during the PGM waste treatment process enables it to generate and sell electricity.

•
The core of EER's technology, which was originally developed at the Kurchatov Institute in Russia, has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia.

The Services Agreement:

•
Mr. Moshe Stern has professional knowledge, proven experience and business relationships with potential investors, research institutes, suppliers and customers in the waste treatment industry around the world.

•	The RVB board of directors considered that RVB and its shareholders would benefit from Mr. Stern's skills and experience.

•
The RVB board of directors considered that it would be for the benefit of the RVB and its shareholders that Stern Holding is granted rights to obtain equity holdings of the RVB through the grant of options under the Services Agreement, as it will provide Mr. Stern with an incentive to contribute to the success of RVB and EER.

The Management Agreement:

•
Greenstone is one of EER's significant shareholders (prior to the closing of the Transaction) and, as such, it has been involved in the management of EER and has acquired knowledge and experience pertaining to EER's business and the waste treatment industry.

•	The RVB board of directors considered that RVB and its shareholders would benefit from Greenstone's management skills and experience.

•
The RVB board of directors considered that it would be for the benefit of the RVB and its shareholders that Greenstone is granted rights to obtain additional equity holdings of the RVB through the grant of options under the Management Agreement, as it would provide Greenstone with an additional incentive to contribute to the success of RVB and EER. In addition, the grant of options to Greenstone under the Management Agreement is the only consideration received by Greenstone for the management services to be provided by one of Greenstone's officers (who shall serve as the chairman of the board of directors of RVB) to RVB.

The grant of options to Yair Fudim:

•
Mr. Fudim has substantial experience as a director and an officer of several private and public companies. Therefore, the RVB board of directors considered that RVB and its shareholders would benefit from Mr. Fudim's skills and experience.

•
The RVB board of directors considered that the grant of options to Mr. Fudim is in the best interest of the Company and its shareholders, as it would encourage Mr. Fudin to continue his engagement with the Company, and create a long term incentive for him to work for the Company's success.

In light of the above, RVB board of directors considered that the Transaction, as a whole, is for the benefit of the Company.

Q:	What RVB shareholder approval is needed to approve the Transaction and the Proposals 2 through 8?

A:
The approval of Proposal 1, and, since certain of the Company's officers and directors may be considered controlling shareholders of the Company, the approval of Proposal 7, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals 2, 3 and 8 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Ms. Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 5 requires the affirmative vote of at least 75% of the Shares present, in person or by proxy, and voting on the matter ("Special Majority"), provided further, that either: (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 6 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter. However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 6, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 6 will require the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Each shareholder voting in person or delivering a signed proxy card must advise RVB whether or not that shareholder has a personal interest in the approval of each of Proposals 1, 5, 6, and 7 and with respect to Proposal 4, whether or not that shareholder is a controlling shareholder of the Company, or have a personal interest in the election of Ms. Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company). Shareholders who do not indicate whether or not they have a personal interest will not be eligible to vote their shares as to Proposals 1, 4, 5, 6 (in the case an objection is filed in accordance with the Relief Regulations) and 7.

Greenstone, our controlling shareholder, has agreed to vote in favor of the aforesaid proposals. Greenstone is considered to have a personal interest for the purpose of Proposals 1, 4, 5, 6, and 7.

Q:	What does RVB’s Board of Directors recommend?

A:	RVB's Board of Directors unanimously recommends that you vote “FOR” the Proposals 1 through 8.

Q:	Are there risks involved in the Transaction described in Proposal No. 1?

A:
Yes. You should review the risks as discussed in the section “Risk Factors” beginning on page 24. These risks include, among others, risks related to the activities, business and financial position of EER.

Q:	Do any of RVB's directors or shareholders have any special interests in the Proposal 1?

A:
Yes, some of the directors of RVB who are affiliated with Greenstone may have interest in the Transaction that is different from, or in addition to, those of RVB shareholders generally. As a result, and according to the Israeli law, such directors did not participate in the discussion or voted on the approval of the Transaction.

Q:	Will RVB still make the Dividend Distribution even if the Transaction is not completed?

A:	No, the Dividend Distribution is expected to be paid immediately prior to, and it is subject to and conditioned upon, the closing of the Transaction.

Q:	Where can I find more information about EER?

A:	You can find more information about EER from the description of EER’s business beginning on page 36.

Q:	When will the Meeting be held?

A:
The Meeting will be held on August 22, 2011 at the corporate offices of RVB at 21 Ha'arba'ah St., Tel Aviv, 64739, Israel, commencing at 3:00 p.m., Israel time, and at any adjournments or postponements thereof.

Q:	Who is eligible to vote at the RVB Annual Meeting?

A:	Shareholders of RVB are eligible to vote their shares at the Meeting if they were holders of record of RVB ordinary shares at the close of business on July 20, 2011, the record date for the Meeting.

Q:	What if I don’t vote as a RVB shareholder?

A:
If you fail to vote your RVB shares by proxy or in person, or fail to indicate whether you have a personal interest in the Proposals 1, 4, 5, 6 (in the case an objection is filed in accordance with the Relief Regulations) and 7, at the Meeting, the shares represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of these proposals. Accordingly, such shares will not be counted in calculating the percentage of affirmative votes required for approval of the aforesaid proposals. If a shareholder instructs in a proxy that it wishes to abstain from voting its shares on the proposals, the shares represented by such proxy will be deemed as neither a vote “for” nor “against” the proposals considered at the Meeting, although they will be counted in determining whether a quorum is present.

Q:	What do I need to do now if I am a RVB shareholder?

A:
After you have carefully read this proxy statement, please fill out and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible, so that your shares may be voted at the Meeting. In order for your shares to be voted at the Meeting if you choose to vote by proxy, your proxy card must be received by RVB at least 24 hours before the time of the Meeting. If a proxy is not received in the manner described above, it will not be valid at the Meeting. You can also attend the Meeting and vote in person if you are the record holder of the shares.

Q:	Whom can I contact with questions about the proposed transactions, or on how to submit a proxy or if I need additional copies of the proxy statement or accompanying documents?

A:
If you are a RVB shareholder, you should contact: Ofer Naveh, R.V.B. Holdings Ltd., Platinum House, 21 Ha'arba'ah St., Tel Aviv, 64739, Israel, Telephone Number: +972 (3) 684-5500, Facsimile: +972 (3) 684-5550.

Q:	Who is deemed to have a personal interest under Israeli law?

A:	Under applicable Israeli law, a personal interest means a personal interest of a person, or its attorney-in-fact, in an act or transaction of a company, including:

•
a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, as well as child, brother, sister or parent of such person’s spouse or the spouse of any of the above); or

•
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

An interest resulting merely from holding the Company’s shares will not be deemed a personal interest.

Q:	How do I indicate on the proxy card whether or not I have a personal interest?

A:
Each shareholder that delivers a signed and dated proxy card to the Company must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of each of Proposals 1, 5, 6, and 7, and with respect to Proposal 4, whether or not that shareholder is a controlling shareholder of the Company, or have a personal interest in the election of Ms. Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company).

Q:	What happens if I do not indicate how to vote my shares on the proxy card?

A:
If you do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted FOR the proposals, provided that if you do not indicate whether or not you have a personal interest, your shares will not be voted with respect to Proposals 1, 4, 5, 6 (in the case an objection is filed in accordance with the Relief Regulations) and 7.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on the current expectations, assumptions, estimates and projections of RVB and EER management. These forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of each pre-transaction company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. RVB cannot promise that its or EER's expectations expressed in these forward-looking statements will turn out to be correct. The actual results of RVB and EER could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of RVB and/or EER to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this proxy statement. RVB does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events, except as required by law.

As a foreign private issuer, RVB is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that RVB is subject to those proxy rules.

PROPOSAL NO. 1: THE APPROVAL OF (I) THE TERMS AND CONDITIONS OF, AND THE TRANSACTIONS CONTEMPLATED UNDER, THE SHARE PURCHASE AGREEMENT, DATED AS OF JULY 3, 2011, BY AND AMONG RVB, GREENSTONE INDUSTRIES LTD., A PUBLIC COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF ISRAEL, S.R. ACCORD LTD., A COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF ISRAEL,  MAZAL RESOURCES B.V., A PRIVATE CORPORATION ORGANIZED UNDER THE LAWS OF THE NETHERLANDS, AND E.E.R. ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD., A PRIVATE COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF ISRAEL; (II) THE TRANSACTIONS CONTEMPLATED BY RELATED AGREEMENTS; (III) THE GRANT OF OPTIONS TO THE COMPANY’S DIRECTOR, YAIR FUDIM, TO PURCHASE ORDINARY SHARES OF THE COMPANY REPRESENTING, ON A FULLY DILUTED BASIS (AS SUCH TERM IS DEFINED IN THE SERVICES AGREEMENT), APPROXIMATELY 0.3% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL AS OF THE DATE OF GRANT, WITH AN EXERCISE PRICE OF US$0.2145 PER SHARE; (IV) THE SERVICES AGREEMENT (THE "SERVICES AGREEMENT") BETWEEN RVB, MR. MOSHE STERN AND M. STERN HOLDING LTD. ("STERN HOLDING"), A COMPANY UNDER MR. STERN'S CONTROL, PURSUANT TO WHICH STERN HOLDING WILL PROVIDE BUSINESS DEVELOPMENT SERVICES TO RVB, FOR A TOTAL  CONSIDERATION OF NIS 50,000 PER MONTH PLUS VAT, AS WELL AS CERTAIN EXPENSES. IN ADDITION, STERN HOLDING SHALL RECEIVE OPTIONS TO PURCHASE RVB SHARES, REPRESENTING, ON A FULLY DILUTED BASIS (AS SUCH TERM IS DEFINED IN THE SERVICES AGREEMENT), APPROXIMATELY  3.5% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL, WITH AN EXERCISE PRICE OF US$0.2145 PER SHARE; AND (V) THE MANAGEMENT SERVICES AGREEMENT BETWEEN GREENSTONE AND RVB (THE "MANAGEMENT AGREEMENT"), PURSUANT TO WHICH GREENSTONE WILL PROVIDE RVB WITH MANAGEMENT AND ACCOUNTING SERVICES, FOR A TOTAL CONSIDERATION OF NIS 25,000 PER MONTH PLUS VAT, AND, IN ADDITION, OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY REPRESENTING, ON A FULLY DILUTED BASIS (AS SUCH TERM IS DEFINED IN THE MANAGEMENT AGREEMENT), APPROXIMATELY 3.5% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL AS OF THE DATE OF GRANT, WITH AN EXERCISE PRICE OF US$0.2145 PER SHARE.

SUMMARY

This summary highlights selected information from this proxy statement and may not contain all of the information that is important to you. To understand the Transaction fully and for a more complete description of the legal terms of the Transaction, you should read carefully this entire proxy statement, including the Annexes, and the documents we refer to in this proxy statement. Please see “Where You Can Find More Information” below in this proxy statement. Certain items in this summary include a page reference directing you to a more complete description of that item.

The Companies

R.V.B. Holdings Ltd.
R.V.B. Holdings Ltd.
Platinum House, 21 Ha'arba'ah St.
Tel Aviv, 64739, Israel
Telephone Number: +972-3-6845500
Facsimile: +972 (3) 684-5550

R.V.B. Holdings Ltd., or RVB, is a public company incorporated under the laws of the State of Israel. Our shares are quoted on the Over the Counter Bulletin Board, or the OTCBB, under the symbol, RVBHF.OB. We may be deemed to be a "shell company", defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Our controlling shareholder is Greenstone, a public company whose shares are traded in the Tel-Aviv Stock Exchange, or the TASE. Greenstone beneficially owns approximately 65% of our outstanding share capital (excluding dormant shares). Leader Holdings & Investments Ltd., a company organized under the laws of the State of Israel (“Leader”) is the holder of 47% of the equity interest of Greenstone. Polar Communication Ltd., a company in which Leader holds a 51.1% equity interest, holds (directly and through a 100% subsidiary) 5.3% of our share capital. For a more detailed description, see the section entitled “Information about RVB” below in this proxy statement.

E.E.R. Environmental Energy Resources (Israel) Ltd.
E.E.R. Environmental Energy Resources (Israel) Ltd.
7 Jabotinsky St.
Ramat - Gan, 52520, Israel
Telephone Number: 972-3-7511350
Facsimile: 972-3-7511354

E.E.R. Environmental Energy Resources (Israel) Ltd., or EER, is a private company incorporated under the laws of the State of Israel. EER holds know how in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, including, inter alia, municipal solid waste, medical waste and radioactive waste emitting a low or medium radiation level. Greenstone owns 20.75% of EER's share capital and immediately prior to the closing of the Transaction shall hold approximately 30% of EER (assuming the Debt Conversion occurs immediately prior to the closing of the Transaction). Greenstone is one of EERs significant shareholders. For a more detailed description, see “— Information about EER” below in this proxy statement.

The Transaction

The proposed Transaction includes the following:

(i)
RVB will acquire all of EER's shares held by Greenstone, RVB's controlling shareholder, for a total cash consideration of US$15,686,900  (this amount shall be adjusted at the closing of the Transaction to account for interest on Greenstone's shareholders loans and Greenstone's portion of the convertible guarantee commissions, which EER owes to Greenstone, Accord and S.R. Accord Technologies Ltd. ("SR Technologies"), accrued after August 31, 2011, which will be converted into EER shares and sold at the closing at the price per share of US$2.5);

(ii)
RVB will acquire all of EER’s share capital held by Accord and the other EER shareholders that may elect to join the Transaction. Each EER share purchased by RVB will be exchanged for 11.65 ordinary shares of RVB. Accordingly, assuming all other shareholders of EER (other than Mazal) join the Transaction, a total of 9,970,408 EER shares will be purchased by RVB for a total of 116,155,251 RVB shares, representing as of August 31, 2011, approximately 50% of the issued and outstanding capital of RVB (assuming a conversion of EER's debt to its shareholders into EER shares, immediately prior to the closing of the Transaction, in a total amount of approximately US$14.1 million, which is the estimated total outstanding amount of EER's debt to its shareholders as of August 31, 2011 (the "Debt Conversion")). Out of these shares, 1,721,450 EER shares will be purchased from Accord, for a total of 20,054,893 RVB shares, representing as of August 31, 2011, approximately 8.6% of the issued and outstanding share capital of RVB (assuming the Debt Conversion occurs immediately prior to the closing of the Transaction and assuming all other shareholders of EER (other than Mazal) join the Transaction);

(iii)
RVB will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and SR Technologies, from all their obligations according to guarantees provided by them to the bank, with regard to the EER’s debt of US$714,000 (principal) as of July 3, 2011;

(iv)
RVB will be provided the opportunity, until the lapse of 24 months following the closing of the transaction, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price per share of US$2.5;

(v)
Pursuant to the Option Agreement, RVB will grant Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal will grant RVB the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option");

(vi)
Pursuant to the Voting Agreement, Greenstone and Mazal will coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB;

(vii)
Pursuant to the Shareholders Agreement, Mazal undertakes to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(viii)
Pursuant to the Management Agreement, Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as defined in the Management Agreement, i.e. assuming exercise of the Put Option by Mazal and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement; (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares). The options shall become vested and exercisable,  in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule") ;

(ix)
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding will receive options to purchase RVB shares, representing, at the closing of the Share Purchase Agreement, 3.5% of the issued and outstanding share capital of RVB, on a Fully Diluted Basis, with an exercise price of US$0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares); and

(x)
In addition, RVB shall grant its director, Yair Fudim, options to purchase RVB shares representing, on a Fully Diluted Basis, approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares).

Upon completion of the Transaction, EER will remain a private company with RVB as its controlling shareholder.

In connection with the approval of the Share Purchase Agreement, our Board of Directors declared an aggregate cash dividend, or a Dividend Distribution, of US$10 million. This represents a dividend of approximately US$0.0848, per RVB ordinary share (prior to the Transaction), to be paid to RVB’s shareholders. The dividend amount per share is subject to change based on the number of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be made immediately prior to, and it is subject to and conditioned upon, the Closing of the Transaction.

We encourage you to read the Share Purchase Agreement and related agreements attached to, or incorporated by reference into, this proxy statement since they are the legal document that governs the Transaction.

Our Recommendations to RVB Shareholders

Following the recommendation of the audit committee, consisting of independent directors, to RVB's board of directors:

•	RVB's board of directors has determined that the aforesaid Proposal No. 1 is advisable and fair to you and are to the benefit of RVB, and have approved all the terms of the resolutions thereto, and

•	RVB's board of directors unanimously recommends that you vote “FOR” Proposal No. 1 and to approve all the resolutions thereto.

Opinion of Financial Advisor

In connection with the Transaction, RVB's financial advisor provided a written opinion, dated June 13, 2011, to the Audit Committee and the Board of Directors and presented a financial analysis in connection with such opinion to the Audit Committee and the Board of Directors on may 17, 2011, to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the cash and share consideration to be paid pursuant to the terms of the Transaction by RVB in respect of each issued and outstanding EER share is fair from a financial point of view to RVB.  The full text of Clal Finance Tahori’s written opinion is attached to this proxy statement.  We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the scope of the work undertaken by Clal Finance Tahori in arriving at its opinion. Clal Finance Tahori’s opinion was provided to the Audit Committee and the Board of Directors in connection with its evaluation of the consideration to be paid by RVB in connection with the Transaction and relates only to the fairness, from a financial point of view, of the consideration to the paid by RVB. For a more detailed description, See the section entitled “Opinion of Clal Finance Tahori Investment House” on page 49 of this proxy statement.

Our Reasons for the Transaction

The RVB Board of Directors considered the following potentially positive factors, among others:

The acquisition of EER:

•
The global waste treatment market is significant in its size, and it has been significantly and rapidly changing in the past few years, due to the increasing awareness and concern relating to environmental issues, and the enforcement of limitations on polluting activities. For example, an increasing number of countries around the world implement strict environmental regulation, which includes, among others, limitations, taxes and fees (tipping fees) relating to the establishment and operation of landfill sites.

•
In light of the above, and due to other geopolitical factors, regulators and consumers around the world, seek for alternative 'green' solutions to traditional waste treatment methods such as incineration and landfill, and for 'environment friendly' electricity generating technologies.

•
The abovementioned changes in the waste treatment market create an opportunity for alternative waste treatment technologies, not based on incineration (which emits pollutant materials and ashes). Even greater opportunity exists for companies that have the ability to generate electricity during their waste treatment process.

•
EER's technology has many advantages over traditional incineration and landfill methods, and its final solid output has a low volume percentage of residue (3-5%), which can be used as raw material in construction.

•	EER has the ability to treat solid waste streams which include among others municipal waste, medical waste and low and intermediate level radioactive waste.

•	Not relevant High energetic exploitation of the energy content n the waste during the PGM waste treatment process enables it to generate and sell electricity.

•
The core of EER's technology, which was originally developed at the Kurchatov Institute in Russia, has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia.

The Services Agreement:

•
Mr. Moshe Stern has professional knowledge, proven experience and business relationships with potential investors, research institutes, suppliers and customers in the waste treatment industry around the world.

•	The RVB Board of Directors considers that RVB and its shareholders would benefit from Mr. Stern's skills and experience.

•
The RVB Board of Directors considers that it will be for the benefit of the RVB and its shareholders that Stern Holding is granted rights to obtain equity holdings of the RVB through the grant of options under the Services Agreement, as it will provide Mr. Stern with an incentive to contribute to the success of RVB and EER.

The Management Agreement:

•
Greenstone is one of EER's significant shareholders (prior to the closing of the Transaction) and, as such, it has been involved in the management of EER and has acquired knowledge and experience pertaining to EER's business and the waste treatment industry.

•	The RVB Board of Directors considers that RVB and its shareholders would benefit from Greenstone's management skills and experience.

•
The RVB Board of Directors considers that it will be for the benefit of the RVB and its shareholders that Greenstone is granted rights to obtain additional equity holdings of the RVB through the grant of options under the Management Agreement, as it will provide Greenstone with an additional incentive to contribute to the success of RVB and EER. In addition, the grant of options to Greenstone under the Management Agreement is the only consideration received by Greenstone for the management services to be provided by one of Greenstone's officers (who shall serve as the chairman of the board of directors of RVB) to RVB.

The grant of options to Yair Fudim:

•
The RVB Board of Directors considers that the grant of options to Mr. Fudim is to promote the best interest of the Company and its shareholders and to encourage him to continue his engagement with the Company, as well grant him with a long-term interest in the Company’s success.

In light of the above, RVB Board of Directors considers that the Transaction, as a whole, is for the benefit of the Company.

Conditions Precedent to the Transaction

The Share Purchase Agreement and its performance are conditioned upon satisfaction of all of the following accumulative conditions (the “Conditions Precedent”):

RVB’s obligation to consummate the purchase of the EER Shares under the Share Purchase Agreement and the grant of a Put Option to Mazal pursuant to the Option Agreement, is subject to the fulfillment, prior to or at the closing, of each of the following conditions (any or all of which may be waived by RVB subject to applicable law):

•
All representations and warranties of the shareholders of EER and EER contained in the Share Purchase Agreement shall be true and correct in all material respects at the time of the closing and all actions required to be performed and documents required to be delivered, shall have been so performed and delivered.

•	RVB shall have registered the transfer of the shares in EER's Shareholders Register, followed by the delivery of a copy of such register to RVB.

•
RVB shall have received a legal opinion, dated as of the closing and signed by J. Zaltzman, Gilat, Knoller, Graus, Salomon & Co. Law Offices, counsel to EER which shall include an opinion regarding the  the capital structure of EER.

•
The RVB's board of directors, audit committee and shareholders respectively shall have duly approved the transactions contemplated by the Share Purchase Agreement in accordance with Section 270(4) and 275 of the Companies Law. The Audit Committee and the Board of Directors have approved the Transaction on June 29, 2011.

•
EER shall have received copies of all third party waivers, consents and approvals necessary, for the execution, delivery and performance of the Share Purchase Agreement, including without limitation the approval of (i) the Office of the Chief Scientist at the Israeli Ministry of Industry, Trade and Labor; and (ii) Bank Leumi L’ Israel Ltd ("Bank Leumi").

•
EER shall have received duly executed notices of resignation of any person serving as member of EER’s board of directors, as may be requested by RVB at least three days prior to the closing if the Transaction.

•
That certain Founders Agreement dated April 6, 2000, as amended, which was made by and between certain EER’s shareholders, shall have been duly terminated in accordance with its terms and such termination shall be in effect at the Closing.

•
RVB shall have caused Bank Leumi to release Greenstone, Accord and SR Technologies from all their obligations according to the guarantees provided by such shareholders to the Bank, with regard to the EER's debt of US$714,000 (principal) as of July 3, 2011.

•	Greenstone shall have repaid the Company's debt of approximately US$2.25 million (as of July 3, 2011) to the Union Bank of Israel Ltd.

•
The convertible debt of EER, comprising of (i) EER's debts to its shareholders (other than an amount of approximately US$100,000 which may remain outstanding); (ii) the accrued guarantee commissions owed to Greenstone, Accord and SR Technologies; and (iii) EER's debt to Union Bank of Israel Ltd. ("Union Bank") that will be assumed by Greenstone prior to the closing of the Transaction, shall have been converted into ordinary shares of EER (for additional information regarding EER's debt to its shareholders and to Union Bank, see "— Information about EER – Financing and Capital Investments" in this proxy statement).

Greenstone’s and Accord’s obligation to consummate the sale of their respective holdings in EER under the Share Purchase Agreement is subject to the fulfilment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the relevant Seller subject to applicable law):

•
All representations and warranties of RVB contained in the Share Purchase Agreement shall be true and all actions required to be performed and documents required to be delivered, shall have been so performed and delivered.

•
EER's board of directors and shareholders respectively shall have duly approved in accordance with Section 272 of the Companies Law the transactions contemplated under the Share Purchase Agreement, the Debt Conversion (the estimated total outstanding debt of EER to its shareholders as of August 31, 2011, is approximately US$14.1 million, and it is contemplated to be converted into 4,409,168 shares of EER immediately prior to the closing), and the Union Bank debt conversion.

For more information, including the closing conditions of other related agreements such as the Additional SPA and the Options Agreement, please refer to the sections entitled “The Share Purchase Agreement” and "Other Material Agreements Related to the Share Purchase Agreement" in this proxy statement.

Termination of the Transaction

The Share Purchase Agreement may be terminated at any time prior to the closing date by any party of the Share Purchase Agreement if all the parties mutually agree, or if the closing shall not have occurred, since any of certain conditions precedent to closing shall not have been fulfilled by December 31, 2011, or at such other time as the parties to the Share Purchase Agreement mutually agree; provided, that no party may terminate the Share Purchase Agreement, if such party's failure to fulfill any of its obligations under the Share Purchase Agreement or to effect the satisfaction of any of the conditions set forth therein shall have caused the closing not to have occurred on or before said date.

Expenses

Each party to the Transaction will be responsible for its respective expenses.

For more information, please refer to the section entitled “The Share Purchase Agreement” beginning on page 56 of this proxy statement.

Material Tax Considerations

The purchase of EER shares is not expected to have any impact on the tax status of RVB's shareholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF RVB
(in US$ thousands, except per share amounts)

	Year ended December 31,
	2010	2009	2008
Statement of Operations Data:

Revenues	-	37,113	31,566
Cost of revenues	-	(28,293)	(23,282)

Gross profit	-	8,820	8,284
Operating expenses:
Research and development	-	1,499	1,213
Selling and marketing	-	1,852	2,128
General and administrative	693	4,041	2,773
Total operating expenses	693	7,392	6,114
Other income (Elbit transaction)	867	30,206	-
Operating profit (loss)	174	31,634	2,170
Financial income	275	28	219
Financial expenses	(8)	(2,255)	(766)
Financial income (expenses), net	267	(2,227)	(547)
Net profit (loss) for the year	441	29,407	1,623

Earnings (loss) per share:
Basic earnings (loss) per share (in US$)	0.0037	0.2512	0.0139
Diluted earnings (loss) per share (in US$)	0.0037	0.2512	0.0139
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic earnings (loss) per share	117,971	117,069	116,952
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of diluted earnings (loss) per share	117,971	117,098	116,958

	As of December 31,
Consolidated statement of financial position:	2010	2009

Cash and cash equivalents	23,094	29,886
Bank deposit	10,537	-
Total assets	34,421	35,585
Short-term bank credit and loans	120	120
Share capital	26,406	26,157
Shareholders' equity	33,583	33,142

SELECTED HISTORICAL FINANCIAL INFORMATION OF EER
(in US$ thousands, convenience translation (*))

	Year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
Statement of Operations Data:
Operating expenses and facility maintenance	2,724	3,084	4,594	604	849
Marketing and business development expenses	1,256	1,251	1,557	221	312
Administrative and general expenses	1,659	1,788	2,092	411	481
Other expenses	98	-	-	-	-
Loss from ordinary operations	(5,737)	(6,123)	(8,243)	(1,236)	(1,642)

Total financing expenses, net	(1,900)	(1,184)	(792)	(261)	(698)

Loss for the year	(7,637)	(7,307)	(9,035)	(1,497)	(2,340)

	As of December 31,		As of March 31,
Statement of financial position:	2010	2009	2011	2010
Cash and cash equivalents	57	309	183	1,354
Fixed assets, net	13,967	15,557	13,601	15,093
Intangible assets, net	3,931	4,342	3,829	4,239
Total assets	18,695	21,863	18,967	21,948
Bank credit and loans	4,529	4,313	2,968	4,404
Shareholders loans and convertible Shareholders loans	8,579	8,265	10,440	8,091
Shareholders' equity	4,236	7,970	4,064	8,311

(*)
For the convenience of the reader, the reported NIS figures as of each reported period have been presented in dollars, translated at the representative rate of exchange as shown in the following table.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Date of the financial statements	The Dollar's Exchange Rate (NIS to 1 US$)
As of December 31, 2010	3.549
As of December 31, 2009	3.775
As of March 31, 2011	3.481
As of March 31, 2010	3.713
Average
For the quarter ended March 31, 2011	3.601
For the quarter ended March 31, 2010	3.735
For the year ended December 31, 2010	3.723
For the year ended December 31, 2009	3.917
For the year ended December 31, 2008	3.583

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement, including those risks discussed under the caption entitled “Risk Factors” in RVB’s Annual Report on Form 20-F for the year ended December 31, 2010, in particular, for a description of the risk factors associated with the continued operation of RVB’s business, the following risk factors should be considered carefully by RVB shareholders in determining whether to vote to approve the Transaction. RVB’s business, operating results and financial condition could be seriously harmed due to any of the following risks. If RVB does not successfully address any of the risks described below, RVB could experience a material adverse effect on its business, operating results and financial condition and its share price may decline. RVB cannot assure you that it will successfully address any of these risks.

Risks Relating to the Transaction

The Transaction may not result in the benefits that RVB currently anticipates.

Achieving the expected benefits of the Transaction depends, among other things, on the ability to develop, market and build waste to energy facilities based on EER's PGM technology. The Transaction process also may result in the need to invest unanticipated additional cash resources, which may divert funds that RVB expects to use for pursuing new opportunities and other purposes and therefore, the benefits of the Transaction will not be realized and, as a result, RVB’s operating results may be adversely affected and its share price may decline.

Shareholders of RVB will experience an immediate dilution of their relative holdings upon completion of the Transaction.

Immediately following the Transaction (assuming all shareholders of EER participate in the Transaction (other than Mazal, which is a party to the Option Agreement), Greenstone will beneficially own in the aggregate, directly and indirectly, approximately 32.8% of the outstanding ordinary shares of RVB (as opposed to approximately 65% of the outstanding shares immediately prior to the Transaction), and all other current RVB shareholders (i.e. the other current shareholders, prior the transaction) would then own approximately 17.6% of the outstanding ordinary shares of RVB (as opposed to approximately 35% of the outstanding ordinary shares immediately prior to the Transaction). As such, current shareholders of RVB will experience an immediate dilution in the aggregate of approximately 50% of their holdings in RVB after the Transaction. Moreover, in the event that Mazal exercises its option under the Option Agreement, the current shareholders of RVB will experience an addition dilution in their holding. For additional information, see "— Unaudited Condensed Consolidated Pro Forma Financial" in this proxy statement.

The market price of our ordinary shares after the Transaction may be affected by factors different from those currently affecting our ordinary shares.

We currently have no business activity, and accordingly, the results of operations of the combined company and the market price of our ordinary shares following the Transaction may be affected by factors different from those currently affecting the independent results of our operations and of EER’s operations. For a discussion of our business and of certain factors to consider in connection with our business, see “— Information about RVB” in this proxy statement. For a discussion of EER’s business and of certain factors to consider in connection with EER’s business, see “— Information about EER” in this proxy statement.

The market price of our shares may decline following the completion of the Transaction

The market price of RVB shares may decline following the completion of the Transaction, and might not meet the forecasts and valuation conducted by the Company and its consultants prior to the Transaction.

The Transaction will result in EER becoming a subsidiary of RVB, a publicly held company. As such, RVB will be subject to certain limitations in its efforts to synergize the operations of RVB and EER.

Some transactions between RVB and EER, including any termination of such transactions, will require the approval of EER's Board of Directors, and, under certain circumstances, may require the approval of the shareholders of EER and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from EER requires the approval of the directors of EER. As such, RVB may be limited in its ability to fully realize the synergies and other benefits of the Transaction.

Directors and officers of RVB have conflicts of interest that may influence them to support or approve the Transaction.

Although independent members of our Board of Directors recommend that our shareholders approve the Share Purchase Agreement and the Transaction, our shareholders should be aware that certain members of our Board of Directors have interests in the transactions contemplated by the Share Purchase Agreement that may be different from, or are in addition to, the general interests of our shareholders, as described in “-- Interests of Certain Persons in the Transaction” on page 66 of this proxy statement.

The Transaction is subject to the receipt of consents and approvals from various entities, which may impose conditions on, or jeopardize the completion of the Transaction or reduce the anticipated benefits of the Transaction.

Completion of the Transaction is conditioned upon the satisfaction of closing conditions, including approval of the Share Purchase Agreement by RVB’s shareholders and receipt of all necessary regulatory approvals, all as set forth in the Share Purchase Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the Transaction may not be consummated. Failure to consummate the Transaction could negatively impact RVB’s share price, future business and operations, and financial condition. Any uncertainty about the consummation of the Transaction may adversely affect the future business, growth, revenue and results of operations of either or both of the companies.

Our aggregate indemnification under the Share Purchase Agreement is capped at US$5,000,000, and our indemnification right is valid until December 31, 2012.

According to the Share Purchase Agreement, each Shareholder (as defined under "— The Share Purchase Agreement" in this proxy statement), shall hold harmless and indemnify us from and against certain damages relating to, among others, inaccuracies in or breaches of any representation or warranty of such Shareholder, breaches of any covenant or obligation of such Shareholder, and proceedings relating to any such inaccuracy or breach. However, the total liability of the Shareholders is limited in the aggregate to US$5,000,000 and the total liability of each Shareholder is limited to its pro rata portion of such amount (i.e. the percentage of the ordinary shares held by each Shareholder out of the total aggregate holdings of the indemnifying shareholders in EER). In addition, any demand by RVB for indemnification related to damages, can be made no later than December 31, 2012. For additional information, see "— The Share Purchase Agreement – Survival of Warranties; Indemnification; Limitation of Liability" in this proxy statement. Consequently, if we incur damages or liabilities that are higher than US$5,000,000, or if we incur damages or liabilities, or discover such damages or liabilities, after December 31, 2012, or if any Shareholder defaults on his obligation to indemnify us under the Share Purchase Agreement, we would be required to bear the costs ourselves. We cannot be certain that we will have sufficient funds available to bear these costs. Further, the payment of these costs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to complete the Transaction could negatively impact the market price of RVB ordinary shares and the future business and financial results of RVB.

If the Transaction is not completed for any reason, RVB may be adversely affected and will be subject to a number of risks, each of which, among others, may have a negative impact on the market price of RVB ordinary shares. The risks associated with a failure to complete the Transaction include, but are not limited to:

•	failure to pursue other beneficial opportunities as a result of the focus of management on the Transaction, without realizing any of the anticipated benefits of the Transaction;

•	the market price of RVB ordinary shares may decline to the extent that the current market price reflects a market assumption that the Transaction will be completed; and

•	RVB's costs incurred related to the Transaction, such as legal and accounting fees, must be paid even if the Transaction is not completed.

Risks Relating to EER

Information presented in this proxy statement regarding the EER business was compiled based on Greenstone’s public filings in Israel, as well as additional information provided by Greenstone and EER. Greenstone’s reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il.

EER has a history of losses and it may incur future losses and may not achieve profitability.

EER is currently focusing on research and development, as well as on the introduction of its technology and penetration into relevant markets. EER has limited operating history and consequently it has incurred net losses in each of the last three fiscal years. EER has incurred net losses of NIS 28.4 million (US$7.6 million) in 2010, NIS 28.6 million (US$7.3 million) in 2009 and NIS 32.4 million (US$9.0 million) in 2008. As of December 31, 2010, EER accumulated deficit was NIS 164.4 million (US$41.1 million).

As of the date of this proxy statement, EER has no source of income from the sale of products, licensing or research and development activities. In addition, EER has not yet established and operated a commercial plant which implements its technology. Therefore, EER expects that, at least for the coming years, it will continue to operate with operational losses. EER's losses could continue as EER expands its commercialization efforts, increases its marketing expenses and continues to invest in research and development. Due to the above, the extent of EER's future operating losses and the timing of becoming profitable are uncertain. In addition, EER has limited experience in commercializing its technology and is faces a number of challenges with respect to its commercialization efforts, including, among others:

•	EER relies on external finance for its business activity, and it may not have adequate financial or other resources;

•	EER may not be able to introduce its technology to the relevant markets;

•
EER may fail to obtain or maintain regulatory approvals for its facilities and products or may face adverse regulatory or legal actions relating to its facilities and services even if the necessary regulatory approvals are obtained;

•	EER may face technical and engineering difficulties relating to the development, scale-up and implementation of its technology;

•
EER's research and development activity is conducted in collaboration with third parties, and its success depends on their efforts. In the event that such third parties discontinue their collaboration with EER, that could adversely affect EER's research and development and engineering capabilities;

•
EER may not be able to maintain and operate its demonstration facility in Israel, due to, among others, its inability to renew its business license or the lease agreement relating to the ground on which the demonstration facility is located (see " –EER's dependence on a single Demo Facility magnifies the risk of an interruption in its business operations" below);

•	EER depends on a small number of employees who possess both executive and technical expertise, the departure of which may affect its business; and

•	EER may face third party claims of intellectual property infringement.

The occurrence of any one or more of these events may limit EER's ability to successfully commercialize its technology, which in turn could prevent EER from generating significant revenues and could harm its business, financial condition and results of operations.

EER relies on external funding for the commercialization of its technology and services.

As part of its business model, EER may enter into joint projects with third parties for the establishment of waste treatment facilities that would implement EER's technology. The estimated cost of establishing such plants ranges between tens of millions to hundreds of millions US dollars. Therefore, EER's partners, and in some cases EER itself, might need to raise significant funds on a project by project basis. External financing may not be available on a timely basis, at an attractive cost of capital, or at all. In addition, EER and/or its partners may face difficulties in raising funds for their joint projects, since  EER's Plasma Gasification-Melting (PGM) technology, has not yet proven itself commercially in the field of municipal solid waste and medical waste and, therefore, senior lenders or equity providers may be reluctant to extend funds for such projects (see "— EER operates in a competitive market, and its technology has not yet proven itself commercially in the field of solid waste" below). Moreover, some of EER's target markets have previously been adversely affected by global economic slowdowns and recessions which have led to reduced consumer and governmental spending. Current and future economic slowdowns and recessions may have an adverse effect on EER's and its partners' ability to raise capital or debt at an attractive cost of capital. Consequently, EER and/or its potential partners may face difficulty to raise sufficient funds to take on new projects or establish new plants and thus EER may not be able to introduce its technology to the relevant markets. In addition, any such external financing may be dilutive to us or may require us to grant a lender a security interest in our or EER's assets.

EER may require additional funding for its ongoing operations and for the commercialization of its technology and services.

EER's current day to day operations require substantial amounts of financial resources. As of the date of this proxy statement, EER has no source of income, and it has not yet established and operated a commercial plant which implements its technology. There is no assurance that EER will be able to raise external financing on a timely basis, at an attractive cost of capital, or at all. If adequate external financing on acceptable terms is not available, EER may not be able to continue its operations, develop its technology or market its technology and services.

EER's ability to commercialize its technology depends on collaboration with third parties.

EER's business strategy includes entering into cooperative arrangements with third parties for establishing plants and marketing EER's technology and services worldwide. There is no certainty that EER will be able to negotiate such arrangements on acceptable terms, if at all, or that such arrangements will be successful in yielding commercially viable products. If EER is unable to establish such arrangements, it would require additional working capital to undertake such activities on its own and would require extensive marketing expertise that EER does not currently posses. In addition, EER could encounter significant delays in introducing its technology into certain markets or find that penetrating such markets would not be feasible without, or would be adversely affected by the absence of, such arrangements. To the extent that EER enters into such joint venture arrangements, its revenues will depend upon the robustness, stability and efforts of third parties. There is no certainty that any such arrangements will be successful.

EER operates in a competitive market, and its technology has not yet proven itself commercially in the field of solid waste and medical waste.

EER's Plasma Gasification-Melting (PGM) technology has been developed to convert solid waste into synthesis gas and products suitable for construction materials or other uses. The core of the technology was developed at the Kurchatov Institute in Russia. This technology has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia. The PGM technology is applicable for treatment of, among others, municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste. The waste treatment market is a conservative market and new technologies are not easily accepted. Therefore, traditional applied technologies in the treatment of solid waste still enjoy greater market recognition compared to PGM technology and other advanced technologies, and some companies that offer solutions based on these traditional technologies have substantial experience in establishing and operating waste treatment facilities and greater financial capabilities compared to EER. In addition there is no certainty that potential customers will prefer the technology of EER over the technologies of EER's competitors, either those using traditional technologies or those using other kinds of advanced technologies for waste treatment. Additionally, the development of a more effective or cheaper technology by a competitor will have an adverse effect on EER.

Moreover, Plasma based, gasification based and Plasma gasification based technologies are implemented by different companies for the treatment of municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste for more than a decade. Some of the prominent competitors in the field of PGM include Thermoselect, Ebara, S4 Energy Solution, Alter NRG and Plasco Energy Group. Most of these companies enjoy greater financial capabilities compared to EER, and some of them are located in Europe or in the U.S., and thus they are geographically closer to the EER's target markets.

EER faces uncertainty relating to the costs of potential projects and the pricing of its services.

EER currently faces uncertainty relating to the pricing and construction costs of solid waste treatment facilities, and its marketing costs. Failure to assess its future costs correctly could result in substantial losses to EER. When calculating the profitability of potential projects, EER makes several assumptions relating to its expected income from waste treatment fees (Tipping Fees) and energy sales, as well is its expected capital and operational costs. These assumptions are based on the existing prices in the relevant markets, and, among others, the existence of certain governmental subsidies and incentive plans for "green" technologies. Price reductions or changes in such governmental subsidies and incentive plans in these markets may affect the profitability of potential project and may result in losses to EER.

EER may encounter engineering difficulties relating to the scale up its technology

As of the date of this proxy statement, EER has not yet established and operated a commercial plant that implements its technology. The testing and demonstrations of EER's technology are done mostly in EER's demonstration facility in Israel and are limited in their duration due to the restrictions contained in EER’s operating license. While demonstrations conducted in recent years have proven that EER's technology is feasible for commercial use, EER may face unforeseeable challenges and engineering difficulties and may not be able to successfully scale up its technology for commercial use.

EER's research and development activity is conducted in collaboration with third parties, and its success depends on their efforts

As of the date of this proxy statement, some of the research and development activity relating to EER's technology is conducted at the Royal Institute of Technology of Sweden, in collaboration with EER. Some research and development activity is also conducted in collaboration with additional third parties (see "— Information about EER – Material Agreements" and ""— Information about EER — Research and Development" herein). The successful development of EER's technology depends on the resources, stability and efforts of such third parties. In the event that such third parties discontinue their collaboration with EER, that could adversely affect EER's research and development capabilities.

Changes in the legislation, standards and regulations relating to EER’s field of operations may adversely affect its operations and profitability.

EER's business activity is regulated by environmental laws and regulations in the markets in which it operates. More specifically, EER's business activity is bound by the provisions of the Israeli Clean Air Law, the Israeli Hazardous Substances Law (and the Hazardous Waste License obtained in connection therewith) and additional environmental laws and regulations. In addition, EER's international business activity is expected to be subject to international and regional conventions and directives, as well as local laws, regulations and standards, relating to environmental, hazard control, medical and radioactive waste treatment, and other aspects that may be related to the establishment and operation of waste treatment facilities. EER spends substantial amounts of cash in order to comply with these regulations. Any changes in legislation, standards and regulations or any policy changes undertaken by various authorities pertaining to environmental protection under the jurisdictions EER operates in could have a significant effect on the activity of EER.

Intellectual property is extremely important to EER's business, and its inability to protect its intellectual property would harm EER's competitive position.

As of June 28, 2011, EER has had nine active families of patent applications and patents. For additional information, see "— Information about EER — Intellectual Property" below in this proxy statement. In addition to patents, EER relies on confidentiality agreements and similar mechanisms to protect its know-how and intellectual property, the core of which was historically developed at the Kurchatov Institute in Russia. These measures are limited in terms of their effectiveness in protecting EER’s intellectual property and could therefore prove inadequate in limiting unauthorized use of EER’s know-how. Additionally, such measures do not guarantee that other parties may not claim rights in certain know-how that is being used by EER in its research and development activities. There is also no assurance that pending patent applications will be approved, that any patents will be broad enough to protect EER's technology, will provide it with competitive advantages or will not be challenged or invalidated by third parties, or that the patents of others will not have an adverse effect on EER's ability to do business.

EER's business may suffer if EER becomes involved in disputes or protracted negotiations regarding its intellectual property rights or the intellectual property rights of third parties.

EER is subject to the risk of adverse claims and litigation alleging infringement by EER of the intellectual property rights of others. There are increasing numbers of patents and patent applications in EER's industry. Third parties may assert infringement claims in the future, alleging infringement by EER's current or future technology or applications. EER may institute or otherwise be involved in litigation to protect its registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by EER of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running EER's business. In addition, an adverse determination in such litigation could:

•	limit the value of EER's trade secrets or know how;

•	subject EER to significant liabilities to third parties;

•	require EER to seek licenses from third parties; or

•	prevent EER from commercializing and marketing its technology and service,

any of which could have a material adverse effect on EER's business, financial condition and results of operations.

EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law.

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law. As of the date of this proxy statement, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

If EER transfers outside of Israel know-how and technology, which were developed according to, or as a result of, the Office of the Chief Scientist funded plans, without obtaining the approval of the Office of the Chief Scientist, it may also be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after EER have repaid any grants, in whole or in part.

EER's dependence on a single Demo Facility magnifies the risk of an interruption in its business operations.

As of the date of this proxy statement, EER does not own any other facility other than an operational demonstration facility, located near the village of I’billin, in Northern Israel (the "Demo Facility"). The business license relating to the operation of the Demo Facility, which is subject to certain conditions set forth by the Israeli Ministry of Environmental Protection, has expired on April 29, 2011, and EER is currently in the process of renewing it. In the event that EER is unable to renew its business license, or if EER will not be able to meet the conditions of the new license, it could have a significant effect on its activity.

In addition, in September 2007, EER has entered into a lease agreement with respect to the ground on which the Demo Facility is located (the "Lease Agreement"). The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. Pursuant to the terms of the Lease Agreement, the Demo Facility is the property of EER, and EER is responsible for disassembling the Demo Facility and removing it from the property at the end of the lease period. As of the date of this proxy statement, there is no certainty that the term of the Lease Agreement will be extended beyond July 2012. The disassembly and the transfer of the Demo Facility to another location may require substantial investments, and may not be economically feasible for EER. Therefore, if the Lease Agreement is not extended beyond 2012, that could have a significant effect on EER's business activity. In addition, any event affecting the Demo Facility, including natural disaster, labor stoppages or armed conflict, or EER's lack of financial resources to operate the plant, may disrupt or indefinitely discontinue EER's research and development, operational and marketing capabilities and could significantly impair its business.

 Because of EER's small size, it depends on a small number of employees who possess both executive and technical expertise, and the loss of any of these key employees would hurt EER's ability to implement its business strategy and to compete effectively in its target markets.

Because of EER's small size and its reliance on employees with either executive or advanced technical skills, its success depends significantly upon the continued contributions of its officers and key personnel. All of EER's key management and technical personnel have unique expertise, which might be in high demand among its competitors, and the loss of any of these individuals could cause EER's business to suffer.

In addition, EER's business operations depend heavily on the knowledge and efforts of Mr. Moshe Stern, EER’s current chief executive officer. Mr. Stern is the original founder of EER, and is responsible for the establishment and maintenance of most of EER's business relationships and collaborations. If, in the future, EER is not able to benefit from Mr. Stern's knowledge and skills, that may adversely affect its relationship with existing and potential partners, its ability to raise funds its ability to commercialize its technology and services.

EER might not be able effectively manage its growth.

If the commercialization of EER's technology and services is successful, EER's business will need to grow. Continued growth would subject EER to numerous challenges, including, among others, implementing appropriate operational and financial systems and controls, and increasing and training its manpower within a short period of time to cope with the EER's administrative, marketing, engineering and operational needs. EER's expected growth may place significant demands on its management and require financial and operational resources. If EER is unable to manage its growth, its business, financial condition and results of operations could be harmed.

INFORMATION ABOUT RVB

R.V.B. Holdings Ltd.
Platinum House, 21 Ha'arba'ah St.,
Tel Aviv, 64739, Israel.
Attention: Ofer Naveh
Telephone Number: +972 (3) 684-5500
Facsimile: +972 (3) 684-5550

Our legal and commercial name is R.V.B. Holdings Ltd. We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd., in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January 2010, we changed our name to R.V.B. Holdings Ltd. in connection with the sale of our business to Elbit (as described below). Our corporate governance complies with the Companies Law.

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately US$34 million and assumed substantially all of our business related liabilities (the "Elbit Transaction").  The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.  The sale of our business to Elbit was completed on November 19, 2009. Following the consummation of the Elbit Transaction, we ceased conducting any operating activity and substantially all of our assets currently consist of cash. Accordingly, we may be deemed to be a "shell company", defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

 From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our Ordinary Shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our shares quoted on the Over the Counter Bulletin Board ("OTCBB") under the symbol BVRSF.OB. Since March 2010, our ordinary shares have quoted on the OTCBB under the symbol RVBHF.OB, which reflects our name change to R.V.B. Holdings Ltd.

We currently do not have any subsidiaries. We are controlled by Greenstone which, beneficially owns, approximately 65% of our currently outstanding ordinary shares. Leader is the holder of 47% of the equity interest of Greenstone. Polar Communication Ltd., a company in which Leader holds a 51.1% equity interest, holds (directly and through a 100% subsidiary) 5.3% of our share capital.

We currently do not have any material fixed assets.

For more information on RVB, see “Where You Can Find More Information” beginning on page 74.

INFORMATION ABOUT EER

History and Development of EER

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology” or the “Technology”).

The Technology was originally developed for waste treatment emitting a low radiation level by a group of scientists at the Russian Scientific Centre “Kurchatov Institute” in Moscow, Russia (“Kurchatov Institute”) and the Moscow Scientific Industrial Association “Radon”, a government institution operating in the field of radioactive waste treatment (“Radon Center”).

The Technology was acquired in 2000 by Environmental Energy Resources Ltd., a company incorporated in the British Virgin Islands (“EER Ltd.”), which, at the time, was the sole shareholder of EER. In 2001, EER Ltd. sold all its assets (including its rights in the Technology and the entire holdings in EER) and obligations to Environmental Energy Resources N.V., a company incorporated in the Netherlands Antilles (“EER NV”).

In 2003, EER NV transferred all of its assets including the Technology (together with the obligations of EER NV) to EER, while also transferring all of its shares in  EER to its shareholders at the time: Greenstone, Accord (formerly, Shrem Fudim Group Ltd.), Mazal, EBN Korea Ltd., a company incorporated under the laws of Korea, and Kestrel Pacific Inc., a company incorporated in the British Virgin Islands (EBN Korea Ltd. and Kestrel Pacific Inc., collectively, the “Korean Investor”).

Since the acquisition of the Technology from the Kurchatov Institute, its development has continued to include solutions for the treatment of different types of solid waste. In recent years, some of the research and development activity relating to the Technology has been conducted at the Royal Institute of Technology of Sweden (“KTH”) in collaboration with EER,  R&D is done only with KTH with minor help from SNC See "—Material Agreements –KTH Agreement" and "—Research and Development" herein. As of the date of this proxy statement, the R&D activity conducted in collaboration with KTH includes preparation and validation of complicated technical computer bases modeling programs. In the future, EER's and KTH's mutual R&D activity is expected to include further theoretical studies for the implementation in commercial plants and significant testing which will be performed at the KTH laboratory in Sweden.

In early 2007, EER completed the construction of the Demo Facility in Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste. Over the years 2007-2009, several demonstrations were held using the Demo Facility, although the demonstrations were limited in their duration due to the restrictions contained in EER’s operating license. The demonstrations have proven that the Demo Facility complies with the necessary engineering parameters. In addition, following these successful demonstrations, the Israeli ministry of Environmental Protection has issued letters stating that the Demo Facility has met with all the Israeli air emission requirements which are based on EU directive 2000/76.

EER does not own any other facilities besides the Demo Facility, and it is currently focusing its efforts on penetrating new markets and introducing its Technology to customers world-wide. As a technology provider, EER's business model focuses on licensing its Technology to third parties. Under certain circumstances, EER may enter into joint ventures with third parties (such as municipal authorities, courts, hospitals, corporations engaged in the collection and/or disposal of waste, with access to the appropriate properties for the construction of facilities, engineering firms or other entities) for the establishment and operation of waste treatment facilities. In most cases, EER will enter into such joint ventures as a minority shareholder. EER will usually need to obtain, or assist in obtaining, external financing for such joint ventures, although it may also elect to fund them from independent sources, if such sources are made available to it.

EER currently holds two subsidiaries: (ii) EER Environmental Technologies (Texas), Inc. (the “Texan Company”), in which EER holds 100% of the issued and outstanding share capital; and (ii) Eco-Gamma LLC (“ECOG”), in which EER holds 74% of the issues and outstanding share capital.

For more information regarding these subsidiaries, see below “—EER’s Subsidiaries.”

The Technology

Origin. EER’s PGM Technology originated from the technology used for the treatment of low and intermediate level radioactive waste (“LILRW”). The LILRW technology was designed and developed some twenty years ago at the Kurchatov Institute and implemented for a number of years at the Radon Center. The PGM Technology applied to municipal solid waste and to medical waste is a modification of the original core technology which takes into account the specific characteristics and requirements of these waste types.

The Facilities. EER currently owns an operational demonstration facility, located near the town of I’billin, in Northern Israel. The purpose of the Demo Facility is to demonstrate the applicability of PGM to the treatment of municipal solid waste and to serve as a show case for potential partners and clients as well as strategic investors.

The Process. Municipal solid waste or other solid waste material is fed into a vertical shaft reactor by means of air-tight feeding system, passing on its way down through four zones:

•	The freshly introduced waste is initially dried and pre-heated to approximately 300°C.

•	Passing down to a higher temperature zone, about 400 to 700°C, pyrolysis takes place, producing pyrolytic gas and tars from the putrescible fraction of organics in the waste.

•
Descending further down, the now remaining carbonaceous residues of pyrolysis, char and the inorganics of the waste, reach the higher temperature zone, 800 to 1300°C, in which the supply of sub-stoichiometric amount of oxygen by means of hot steam, supports gasification and produce CO and H2. These high calorific value gases rise and mix with the pyrolytic gas, in the previous zone and exit the reactor in the form of “product gas” a fuel gas.

•
All the organic components of the waste, now transformed into gas and removed, leave behind only the inorganics which encounter the highest temperature of the plasma jets, are melted and vitrified, and in the molten state tapped out of the reactor’s lower part, the melting chamber. In case of municipal solid waste, this pouring of the liquid melt is usually effected directly into a water bath, where it instantaneously solidifies and breaks up into gravel like aggregate to be used for example in the construction industry applications.

The Advantages. EER’s unique PGM Technology differs from traditional incineration and gasification/melting methods, as it combines three processes into a single-step solution. The following processes occur simultaneously:

•	Pyrolysis - the chemical breakdown of the putrescible organic components.

•	Gasification of the carbonaceous residues of pyrolysis generates energy-rich gases such as H2 and CO.

•
Melting and vitrification of the inorganic components produce stable solids which lock in many of the hazardous components of solid waste such as heavy metals. The resulting vitrified material is inert and can be used as roadbed aggregate.

As opposed to incineration technologies, the PGM unique conditions result in the production a high calorific fuel (“Syngas”). The PGM utilizes plasma torches with the ability to produce high temperatures of up to 7,000ºC, thus achieving complete destruction of the organic fraction of waste material, and the residual non-organic portion results in a benign vitrified material. In addition, due to the operating conditions of the PGM, the formation of many pollutants, including dioxins, is prevented.

 The most advantageous attribute of PGM is its minimal (virtually nil) environmental impact. Since by its very nature the gasification–pyrolysis process converts the organics into Syngas under reducing (oxygen-deficient) conditions, many of the usual polluting substances are not produced. Thus syngas can be easily cleaned to the required quality standard for fueling the combined cycle system. Although the PGM technology is assumed to be able to sell the same or even higher amount of energy to the power consumer the PGM technology generated Syngas volume is only one-quarter to one-third of the volume produced by incineration. This small gas volume results in lower capital investment since both the gas conditioning system and the facility footprint are much smaller than in an incineration based facility. Additionally, the solid residues of the gas cleaning system are collected and recycled back into the PGM reactor. PGM is thus a true “zero environmental impact” technology. PGM’s main advantages are:

•	lower investment and operating costs;

•	no need for ash treatment and disposal;

•	production of commercially valuable vitrified slag;

•	minimal emissions into the atmosphere, particularly dioxins; and

•	excess electric power for sale.

The highest rate of volume reduction, residues inertization, solidification and immobilization, important not only in the treatment of hazardous wastes (medical waste, LILRW etc.) and the efficient energy recovery as well as overall environmental characteristics, such as benign residues and the lowest permissible emissions in the treatment of municipal solid waste and other wastes, are the unique qualities of this PGM Technology.

EER’s Subsidiaries

The Texan Company.  The Texan Company was incorporated under the laws of the State of Texas in November 2008, and, as of the date of this proxy statement, has yet to commence its operations. The Texan Company was incorporated to carry out an agreement entered into in February 2008 (the “Texas Agreement”) by and between the EER and Primus Security & Consulting, LLC (“Primus”), a partnership incorporated in the United States. In January 2009, EER was issued 1,000 shares in the Texan Company, constituting, as of the date of this proxy statement, 100% of the issued and outstanding share capital of the Texan Company. For additional information, see "—Material Agreements – the Primus Agreement" below in this proxy statement.

ECOG. ECOG was established in 2007 under the laws of the Russian Federation. ECOG’s purpose is to promote the process of handling radioactive waste facilities and the establishment of medical waste facilities throughout Russia, where, under Russian law, only companies incorporated in Russia may do so. EER holds at 74.0% of the shares of ECOG. The remaining 26.0% of the shares are held, to the best of EER’s knowledge, by Alliance Gamma, a corporation controlled by the Radon Center. ECOG is currently an inactive company.

Employees

As of the date of this proxy statement, EER employs 17 permanent employees in Israel. In addition, EER employs, from time to time in accordance with its needs, employees and/or consultants and/or other service providers in different fields, such as operation of the Demo Facility, marketing, development, etc.

Financing and Capital Investments

The funding of EER’s activities is done primarily through shareholder loans, capital raising and long-term bank loans guaranteed by Greenstone, Accord and SR Technologies.

For more information regarding these entities, see “—Shareholder of EER.” below.

Investments in the Share Capital of EER. As of the date of this proxy statement, an aggregate amount of approximately US$39.5 million was invested in the share capital of EER. This amount does not take into account the contemplated Debt Conversion.  See "— the Transaction"  in this proxy statement for additional information.

Shareholder Loans. As of August 31, 2011, the balance of EER’s debts to its shareholders (including accrued interest and accrued guarantee commissions as of August 31, 2011) is expected to be in an aggregate amount of US$11.8 million. This entire amount is contemplated to be converted into EER shares prior to the Transaction. See "— the Transaction"  in this proxy statement for additional information.

Bank Credit. As of the date of this proxy statement, EER owes Bank Leumi Le'Israel Ltd. ("Bank Leumi") an aggregate amount of approximately US$714,000. This amount is secured against guarantees of Greenstone, Accord and SR Technologies (the "Guarantors"). According to the terms of the Share Purchase Agreement, prior to the closing of the Transaction, RVB will cause Bank Leumi to release the Guarantors from all their obligations according to the guarantees provided by the Guarantors to Bank Leumi. See "— the Transaction" in this proxy statement for additional information.

In addition, as of the date of this proxy statement, EER owes Union Bank an amount of approximately US$2.25 million. This amount is secured by guarantees and cash deposits provided by Greenstone. This amount is expected to be converted by Greenstone into EER shares prior to the Transaction. See "— the Transaction" in this proxy statement for additional information.

As of the date of this proxy statement, the total amount invested in EER, including investments in share capital, shareholders' loans (including interests, cash deposits and commissions) and bank credit is approximately US$54 million.

Shareholders of EER

The following table includes the current major shareholders of EER, and their holdings in EER's shares before and the after the Debt Conversion (for additional information on the contemplated Debt Conversion, see "— the Transaction" below in this proxy statement):

Shareholder	Prior to the Debt Conversion*	Following the Debt Conversion, and prior to the closing of the Transaction**
Greenstone	20.75%	30.25%
S.R. Accord Ltd.(1)	8.30%	8.30%
S.R. Accord Technologies Ltd (1)	3.29%	3.26%
Mazal Resources BV(2)	27.55%	21.69%
EBN Korea Ltd and Kestrel Pacific Inc.(3)	9.49%	11.35%
Alma Inc., Capital Catalyzer Japan Co. Ltd. & Japan Co EER. Ltd.(4)	12.24%	9.70%
U-Trend Ltd.(5)	2.45%	1.93%

* The figures in this column are not presented on a fully diluted basis, i.e. they do not take into account all shares of common stock that are issuable upon exercise of options to purchase shares of EER (as of the date of this proxy statement, EER has issued a total of 3,801,353 options to purchase EER shares and 1,936,000 of the outstanding options are expected to be cancelled at closing (subject to the consent of these options holders)).

** The figures in this column are (i) based on the assumption that the aggregate amount of EER debts converted into EER shares prior to the closing of the Transaction is US$14.1 million, which is the expected total outstanding amount of EER's debt to its shareholders as of August 31, 2011. This total amount may change, as EER may require additional funding in the period between the date of this proxy statement and the closing of the Transaction, and, as a result, the figures in this table may change as well; and (ii) are not presented on a fully diluted basis, i.e. they do not take into account all shares of common stock that are issuable upon exercise of options to purchase shares of EER. Following the closing of the Transaction, there are expected to be a total of 1,865,333 outstanding options to purchase EER shares, as mentioned above.

(1) Accord, is a public company whose shares are listed for trade on the Tel Aviv Stock Exchange. S.R. Technologies is a public company whose shares are listed for trade on the Tel Aviv Stock Exchange, which is controlled by Accord. In addition to Accord and SR Technologies, various funds managed by Accord (the "Accord Funds") hold 4.54% (prior to the Debt Conversion) and 3.58% (following the Debt Conversion).

(2) Mazal is, to the best of EER’s knowledge, incorporated in the Netherlands. To the best of EER’s knowledge, Mr. Moshe Stern, the CEO and a director of EER, is the sole registered shareholder of Mazal, and owns approximately 51.0% of the outstanding share capital of Mazal on his own behalf, and the remaining shares of Mazal on the behalf of others (including approximately 4.95% of the outstanding share capital of Mazal on behalf of Mr. Joseph Hindi, the operational manager of EER).

(3) EBN Korea Ltd. is, to the best of EER’s knowledge, incorporated in South Korea. Kestrel Pacific Inc. is, to the best of EER’s knowledge, incorporated in the British Virgin Islands. Both EBN Korea Ltd. and Kestrel Pacific Inc. (collectively, the "Korean Investor") are, to the best of EER's knowledge, controlled by M.S. Shin, a Korean citizen.

(4) Alma Inc., Capital Catalyzer Japan Co. Ltd. and Japan Co EER. Ltd., are, to the best of EER’s knowledge, affiliated companies in Japan under the control of Makoto Takahashi.

(5) U-Trend Ltd. ("U-Trend"), is, to the best of EER’s knowledge, a private company wholly owned by Mr. Naftali Mendlowitz. In addition to its holding in EER's shares, U-Trend owns approximately 800,000 options to purchase EER shares. As of the date of this proxy statement, U-Trend holds approximately 5.47% of the share capital of EER on a fully diluted basis, and is expected to hold 5.31% of EER's share capital following the contemplated Debt Conversion.

The balance of EER’s outstanding shares are held by a number of shareholders each holding less than 5.0% of the issued and outstanding share capital of EER.

Greenstone, Accord, SR-Technologies, the Accord Funds, Mazal and the Korean Investor are all parties to the EER's Founders' Agreement, which will be terminated prior to the closing of the Transaction. See "— the Transaction" in this proxy statement for additional information.

Following the consummation of the Transaction, Accord and additional EER shareholders who will join the Transaction, will become RVB shareholders. See "— the Transaction" in this proxy statement for additional information.

EER's business

EER's industry

With the rapid growth in the world's population, the waste generation volume is becoming an increasing concern around the world. The world's population is producing approximately 2.5 billion tons of municipal solid waste (MSW) each year. Certain factors, such as the rate of growth in the general population, improvements in the quality of life and continuous increase in the global GNP, contribute to the accelerated growth in the production of MSW. In order to cope with the constant growth in the production of waste, the global waste management industry is undergoing certain changes, among which the transfer from traditional waste disposal methods to a resource recovery processes. In light of these changes, the development of new technology is required in order to convert certain types of waste into recycled materials or energy.

Nations around the world vary in their progress towards the facilitation of these changes. Countries like Germany, Japan, Denmark and the Netherlands, which are characterized as 'mature markets' already have clear regulatory, fiscal and policy frameworks in place for such matters, and over the last few years, they placed substantial investments in the development of modern waste treatment solutions. On the other hand, some countries, like UK, Italy, Spain, Greece, Canada, Australia, some Gulf Arab States and parts of East and South East Asia, are characterized as immature markets. These countries are expected to show rapid growth in the amount of waste treatment over the next ten to fifteen years, due to the increase of new regulations which aim to direct the waste streams from traditional waste treatment methods, such as landfill, to the alternative technology sector. Other countries, as the EU Member States, some countries in the Middle East, South Africa, Latin America and the Caribbean, are characterized as embryonic markets. In these countries, there is little governmental investment in the development or the adoption of "green" advance technologies, and the relevant regulation is considered obsolete. The US, one of EER's primary target markets, can be divided into different categories, some US states are mature, some are emerging and some are embryonic.

There are currently three main waste disposal methods, employed by different companies and governments around the world:

•
Recycling - Recycling is the process of sorting waste and reusing the items from which utility can still be derived. This method is not always economically feasible, as it requires substantial amount resources for sorting waste. In addition, large percent of waste is not recyclable.

•
Landfill - the most traditional and common method, which involves disposal of waste by burial in landfill sites. This method, though it is common, is the main factor for pollution of air, ground and underground water. Therefore, in recent years, some countries, such as Germany, Austria, Belgium, the Netherlands, and Switzerland, have banned the disposal of untreated waste in landfills.

•
Waste to Energy (WTE) - this method is divided into three main methods: biological, physical and thermal. The thermal treatment is divided to three main processes: Incineration, Thermal Gasification/ Pyrolisys and Plasma Gasification. The Incineration process has a lot of disadvantages, such as the emission of toxic gases and ashes which require additional separate treatment, and therefore the Thermal process is more attractive.

Each year, approximately 170 million tons of municipal solid waste is treated in about 900 waste treatment facilities around the world. The WTE market was estimated to be worth US$7 billion in 2010, and its estimated annual growth is 6-10%. Thus, the WTE market is expected to be worth about US$ 27 billion in 2021.

The main entrance barriers to the solid waste market include acquisition and development costs, licensing costs, depending on local regulation in each country in which the technology is implemented, facilities establishment Costs, Large competitors and willingness of finance institutions to finance the establishment of facilities based on new technologies.

The global economic crisis has caused, among others, to a decrease in the investments in the advanced technologies, including the PGM technology. According to EER's estimation, in spite of the recovery from the crisis during 2009 and 2010, it is still very difficult for EER to obtain financing for its activity and facilities from private investors and especially from institutional investors.

Competition

Many companies around the world are in the business of developing advanced technologies for the treatment of solid waste, and such companies can compete with EER in its target markets. Some of these companies use different variations of the plasma gasification technology, and some use other WTE technological solutions.

Below is a description of the main new thermal treatment technologies (NTTT), which compete with EER's PGM technology:

•	Gasification technology - thermal reaction under a lack of oxygen which creates fuel gas, which causes an early heat of the waste, a process which increases the energetic efficiency.

•	Pyrolysis technology - a similar process to the Gasification. The waste is first processed in an early process for the creation of refuse derived fuel

•	Plasma technology - Gasification of the materials with the highest temperatures (approximately 800 degrees) under special conditions.

•	Thermal Hydrolysis technology - technology based on "cold incineration ". This technology cannot be used for treatment with solid waste.

•	Hybrid facilities - technologies combined facilities. The PGM technology belongs to this technology.

These are the main advantages of the PGM technology:

•	Decreased operating costs due to the combination of three processes in one union continuous process.

•	Decreased operating costs due to the fact that the pollution level in this technology is lower, compared to other technologies.

•	The ability to handle a wide spectrum of waste without the necessity of any preliminary sorting or treatment.

•	The solid residue of the process is an environmentally benign material which can be used as raw material in construction.

In addition, Pursuant to EER's estimation, its ability to prove the implementation of the PGM technology by a demonstration facility may provide it a competitive advantage compared to the other NTTT.

EER's major competitors in the field of waste treatment include:

•
Thermoselct – a Swiss origin Pyrolysis/Gasification technology, which has been implemented in Japan by JFE and licensed in the US by IWT. Thermoselct has several commercial installations in Japan that are processing selective portion of municipal solid waste (“MSW”) and industrial waste. Thermoselct MSW project in Germany failed to provide desired output and is currently closed.

•	JFE is a large Japanese engineering company, active in various waste treatment areas, also with own proprietary solutions.

•	Ebara – a Japanese gasification technology with several installations in Japan for MSW. It is estimated that its technology currently is too expensive to be implemented in Europe.

•	Westinghouse (AlterNRG) – Plasma Arc technology, implemented by AlterNRG, a Canadian listed company. There are several installations in Japan, but no success yet in other countries.

•
Plasco Energy – Canadian Plasma Arc technology company, aiming for MSW conversion. It has built a large demonstration plant that is not working currently on a continuous MSW waste stream. Plasco Energy has raised significant funds to establish its first commercial facility and to support a vast worldwide business development activity related to waste treatment.

•
InEntech  (S4) – MIT Plasma technology. Significant funds were invested in the technology so far. Several installations are located in Asia and one in US. It has formed together with Waste Management, a joint venture, for the implementation of its technology.

Other companies in the field include, Nippon Steel (Japan), Entech, S4 Energy Solution, GEM, Enerkem, Nexterra and OE that mostly have gasification technology for specific waste streams.

Material Agreements

The Kurchatov Institute Agreement

On June 6, 2000, EER Ltd., has entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”) (the agreement and the rights and obligations of EER Ltd. thereunder were later assigned to EER). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Demo Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER Ltd. shall cover all the expenses related to the assigning, registration and recordation of the IP Rights. According to the Kurchatov Agreement, The Kurchatov Institute shall fully cooperate with EER Ltd. for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER Ltd., its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER Ltd. on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of SMW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER Ltd. its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as will be mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

The PyroGenesis Agreement

On December 5, 2005, EER entered into an agreement for the purchase of equipment with PyroGenesis Inc. (“PyroGenesis” and the “PyroGenesis Agreement”), under which EER purchased from PyroGenesis a Non-Transferred Arc Plasma Torch System (the “Equipment”) which was installed in the Demo Facility, for an aggregate amount of US$810,000 (the “Purchase Price”). The Purchase price did not include spare and wear parts, and certain other components. Pursuant to the PyroGenesis Agreement, PyroGenesis was provided with a right of first refusal for the supply of any and all future torch systems required by EER.

The Radon Center Agreement

On December 28, 2005, EER entered into an agreement on partnership, R&D collaboration and joint activity with the Radon Center (the “Radon Agreement”), under which the parties agreed to enter into a scientific cooperation, including research and experiment actions, relating to the Technology. According to the Radon Agreement, EER may use, from time to time, Radon Center’s test facility for Low Radio Active Waste treatment, in order to perform experiments and demonstrations. The original term of the Radon Agreement was 5 years, and it has not been renewed. However, even though the Radon agreement expired, EER and the Radon Center continue their collaboration.

The Lease Agreement

In September 2007, EER entered into the Lease Agreement with Naser Recycling Ltd. (the "Naser"), with respect to the ground on which the Demo Facility is located. The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. The rent for the entire extension period (NIS 600,000 in the aggregate, not including VAT (approximately US$175 thousands)) was paid in advance. This amount is based on a monthly fee of NIS 25,000, which is approximately US$7 thousands. Pursuant to the terms of the Lease Agreement, the Demo Facility is the property of EER, and EER is responsible for disassembling the Demo Facility and removing it from the property at the end of rental period. As of the date of this proxy statement, there is no certainty that the term Lease Agreement will be extended beyond July 2012.

The Primus Agreement

On February 11, 2008, EER entered into a cooperation agreement with Primus (the “Primus Agreement”). The Primus Agreement governs the establishment of a medical waste treatment facility using the Technology within the State of Texas, with Primus serving as the representative of EER in Texas. Once established, the facility in Texas is expected to handle some 7,000 tons of waste per year. Under the Primus Agreement, Primus is entitled to a monthly fee of US$10,000, and it is also entitled to the following payments: US$50,000 after receipt of the applicable permits, US$200,000 after preparing the area for the construction of the facility and US$250,000 after the facility starts operating. If additional facilities are built in Texas, Primus will be entitled to US$350,000 for each additional facility. In the event Primus helps in securing funding to build facilities in Texas, it will be entitled to a commission of 6.0% of the funding (in the case of equity investment) or 4.0% of the funding (in case of a loan).  In addition, Primus is entitled to receive 10% of the shares awarding distribution rights (without voting rights) of the Texan Company’s subsidiaries in Texas, which will be established for the running of the facilities in Texas.

KTH Agreement

On June 4, 2009, EER entered into a cooperation agreement with KTH (the “KTH Agreement”). Under the terms of the KTH Agreement, which is valid for a term of 5 years, KTH undertook to provide EER with technical and scientific support in the ongoing development of the PGM process, including full access to laboratories and facilities of KTH. In the event that EER requests KTH to perform any particular project, EER shall send to KTH a specific work order, specifying the tasks to be performed and the consideration to be paid to KTH for performance of such work. The parties agreed that EER shall have and retain all rights and interests in the PGM process. Any publication of work by KTH which is related to or involving the cooperation between the parties shall require the prior written consent of EER.

The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. According to the SNC MOU, the parties will cooperate in identifying projects where technology can be applied to the PGM, bidding implementation, establishment and operation. In the event that the parties are not able to reach an understating regarding the cooperation on a particular project, the interested party will be allowed to do so on its own, while the other will obligated to refrain from acting on it, unless such party: (i) can establish that it was aware of such project, prior to its identification by the other party, and had determined to pursue such project independently; or (ii) obtains the consent of the other party. Each party shall bear its own cost of pursuing such project and all related expenses until a definitive contract with a client is signed and comes into effect. The parties agreed that none of SLE&C, any client or third party will obtain any rights in the Technology, unless expressly agreed in writing by EER. The SNC MOU may be terminated upon a 30 day prior notice and terminates automatically on December 31, 2012.

The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day, and will be owned by a newly formed U.S. company mutually owned by EER and ASWH. The terms of the Pilot Project would be determined in a definitive agreement, the closing of which shall be 45 days from the expiration date of the LOI. EER and ASWH agreed on certain terms to be included in the definitive agreement, which relate, among other things, to pricing, investment, legal structure and ownership of the Pilot Project. According to the ASWH LOI, the definitive agreement would also include provisions relating to exclusivity on certain geographic areas. According to its terms, the ASWH LOI shall have terminated on December 31, 2011, but it was extended until December 31, 2012. EER and ASWH are currently working with the local and state regulatory bodies to prepare the permitting package for the project.

The Mid West LOI

On March 21, 2011, EER entered into a letter of intent (the “Mid-West LOI") with a third party located in the U.S. (the "US Company"), for the purposes of developing, constructing and operating PGM facilities in five states in the U.S. using EER’s Technology (the “Facilities”). Under the terms of the Mid-West LOI, the US Company will forward to EER all relevant data regarding EER’s plan to develop and operate a PGM facility in one out of the five states (the "First Project”). Per the US Company's request, EER shall provide with all necessary information regarding the Technology, subject to appropriate confidentiality undertakings by the US Company. The US Company shall grant to EER an equity position equal to 14.25% of its then fully diluted share capital (the "US Company Shares”). In exchange for such shares, EER shall produce a Preliminary Engineering Design study for the First Project (the “Study”), which cost shall not exceed US$3,000,000. If the cost exceeds such amount, EER shall not be entitled to additional shares. The US Company shares shall only be transferred to EER upon completion of the Study. The Study will comprise as least 45% of the total work and expense required for the completed front end engineering design for the First Project. Such completed front end engineering design or any further study to be performed by EER shall be funded through the finance raised by the US Company in connection with the First Project. The US Company shall be responsible for obtaining and maintaining all the relevant licenses, permits and approvals from any relevant authority in order to establish and operate the First Project, and EER will be responsible to provide any technical and financial data to meet these requirements. EER shall grant an exclusive license to the US Company to operate all facilities in the five states. The US Company is responsible for obtaining financing for the construction of the first Project. EER shall receive a royalty equal to 5% of the Syngas generated total revenues of the first Plant. All the above mentioned understandings are preliminary and subject to the execution of a definitive agreement between the parties. According to the Mid-West LOI, the US Company and EER shall sign within 6 months from the date of the Mid-West LOI, a binding agreement for the delivery of the First Project and with respect to the US Company Shares, the Study, the technology licenses and royalties and any other agreements as the parties may determine. The definitive agreements shall require the approval of the board of directors of each of the parties. In the event the definitive agreements are not executed by the parties within the 6 months stipulated above, then the Mid-West LOI shall expire and shall have no further force and effect and neither party shall have any further liability in connection therewith. During the period in which the Mid-West LOI is in force, EER and the US Company shall not approach to any other entity in connection with a project using PGM Technology within the geographical scope of the Mid-West LOI. The parties have explicitly agreed that no license to any patent or other intellectual property of either party is granted by the Mid-West LOI.

The Greenstone-EER Management Service Agreement

On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accountant services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 24,000 as of the date of this proxy statement). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees are paid to Leader.

Subject to the completion of the transaction, this management agreement is expected to be assigned by Leader to Greenstone.

The Houston Project

Since 2008, EER has been working on the establishment of a medical waste facility located in La Porte, Texas (in the area of Houston, Texas) which can handle 25 tons of waste per day (the "Houston Facility"). In October 2010, EER has secured an option to purchase or lease the land on which Houston Facility is to be located. The option has been extended and it is now valid until January 2012. In September 2010, EER received a permit by rule (PBR) from the Texas State environmental authority which is due to the low emission from the PGM process exempts EER from the need to obtain full federal type 5 air permit. The PBR permits EER to begin construction of the Houston project. In addition, in November 2009 EER received waiver of the Texas State health authority, according to which EER's PGM process is deemed an approved technology for the treatment of municipal waste, and therefore EER does not have to go through an additional microbiological testing procedure.

The PBR allow EER to begin construction on the Houston project however, in  order to fully operate the Houston Project, EER still needs to obtain a registration document for untreated waste. EER is in the process of obtaining the registration document, and it expects to obtain it by October 2011.

The final license required to operate the Houston project is a registration document of the untreated waste scheduled to arrive at the facility. The registration for the untreated waste to be received for facility is in the final stages and is awaiting the full allowance within the next 60 days.

EER is currently working with Primus to secure a waste stream for the plant and to obtain the necessary funding to construct the Houston Facility.

Research and Development

EER’s research and development activity is conducted in Israel, at the Royal Institute of Technology of Sweden (under the KTH Agreement), and at SNC (under the SNC Agreement). In 2007, the development stage of the Technology has ended, and EER is currently working on improvements to the Technology.

In 2004, the Chief Scientist Office at the Ministry of Industry, Trade and Labor, approved EER’s request to receive financial assistance for research and development in connection with the products of EER. The approval was conditioned on abiding by the provisions of the Israeli R&D Law, including, among others, payment of royalties from the sale of products developed with the assistance of the Chief Scientist up to a 100% refund of the grant amounts received by EER. Under the terms of the R&D Law, any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires a prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law.

As of the date of this proxy statement, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 0.2 million (approximately US$0.05 million) has been repaid to date by EER.

Intellectual Property

As of June 28, 2011, EER has had nine active families of patent applications and patents, as describes below:

•
Apparatus for Processing Waste. This application generally describes the overall plant, comprising waste input means, a waste processing chamber to hold a column of waste, one or more plasma torches, a control system, and post processing means. A patent has been granted in the U.S., Europe (validated in 13 countries), Israel, India, Japan, Korea, Argentina, Singapore, Taiwan and Hong Kong. The application is awaiting examination in Thailand.

•
System and Method for Removing Blockages in a Waste Converting Apparatus. This application repeats the description of the processing chamber and describes the problems of blockage that can arise during operation of the system due to incomplete breakdown of the waste into gaseous and liquid products. A patent has been granted in the U.S., Europe (validated in 10 countries), Israel, India, Korea, Argentina, Singapore, Taiwan, Thailand, and Hong Kong. The application is awaiting examination in Japan.

•
Apparatus for Processing Waste with Distribution/Mixing Chamber for Oxidising Fluid. The description and claims are mainly concerned with the shape of the vertical shaft processing chamber, which is constructed such that it does not have a uniform cross-section but is provided with a transition between its upper and lower parts. Patents have been granted in the U.S., Europe (validated in 13 countries), Israel, Argentina, Singapore, Taiwan, Hong Kong, India, Japan, and Korea. The application is awaiting examination in Thailand.

•
System and Method for Decongesting Waste Disposal Apparatus. The principal claims in this application are directed towards the presence of a fluxing agent inlet to provide flux to overcome the decongestion problems. A patent has been granted in the US, Europe (validated in 10 countries), Israel, India, Korea, Argentina, Singapore, Taiwan and Hong Kong. Japan and Thailand have been abandoned.

•
Recycling System for a Waste Processing Plant. This application is related to the post processing system of the waste processing plant, i.e. to the part of the plant whose job it is to collect and purify the gaseous products that exit the processing chamber so that they can either be stored for reuse or safely released to the atmosphere. A patent has been granted in the US, Israel, China, Korea, Singapore, and Taiwan. The examination has begun in Japan, India, and Europe. The application is awaiting examination in Thailand and Hong Kong.

•
Control System for a Waste Processing Apparatus. This application describes and claims a control system for operating an air lock arrangement used to introduce the waste into the top of the processing chamber. A patent has been granted in the US, Israel, Europe (validated in 13 countries), China, Singapore, Taiwan, Japan and Korea. The examination has begun in India. The application has been abandoned in Hong Kong.

•
Transceiver Unit, Apparatus, System and Method for Detecting the Level of Waste in a Furnace. The application describes and claims a unique microwave transducer assembly that is used as a sensor to determine the level of the waste inside the feeding conduit that extends into the vertical shaft of the processing chamber. A patent has been granted in Singapore. All other applications have been abandoned.

•
System for Controlling the Level of Potential Pollutants in a Waste Treatment Plant. This application describes and claims a system placed at the entrance to the waste treatment plant for sorting the waste entering the plant according to the concentration of specified chemicals in the waste. A patent has been granted in the US, Europe (Validation in 4 countries) Israel, Singapore, China, Australia and Taiwan. An examination has begun in Japan. The application is awaiting examination in Canada, India, Korea, and Hong Kong.

•
An Improved Plasma Torch for Use in a Waste Processing Chamber. This application describes and claims an improved plasma torch design. The unique feature of the torch is a sleeve that surrounds the portion of the torch that extends into the processing chamber. A patent has been granted in Israel, Europe (validated in 6 countries), and Singapore. The application has been allowed in Australia. The examination has begun in China and Japan. The application is awaiting examination in Canada, Taiwan, US, India, Korea and Hong Kong.

Dividends

EER has no dividend policy, and, since its incorporation, has never distributed dividends to its shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATION OF EER

Management’s discussion and analysis ("MD&A") of the operating results and financial condition of EER for the period of three months ended March 31, 2011 and for the year ended December 31, 2010 and 2009 has been prepared based on information available to the Company as of the date of this proxy statement. This MD&A should be read in conjunction with the annual financial statements and the related notes for the year ended December 31, 2010 and for the first quarter ended March 31, 2011 (attached to this proxy statement), and in conjunction with the description of business of EER beginning on page 36 of this proxy statement.

The financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars and are based on a convenience translation from NIS. See "— Selected Historical Consolidated Financial Information of RVB" in this proxy statement.

Overview

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. The company holds expertise in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, including, inter alia, municipal solid waste, medical waste and radioactive waste emitting a low or medium radiation level. See Information about EER on page 32 of this proxy statement.

Financial Results of Operations

The following table sets forth information with respect to EER's statement of operations for 2008, 2009 and 2010 (convenience translation to US$):

	For the year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
	US$ in millions
Operating expenses and facility maintenance	2.7	3.0	4.6	0.6	0.8
Marketing expenses	1.3	1.3	1.5	0.2	0.3
Administrative and general expenses	1.6	1.8	2.1	0.4	0.5
Other expenses	0.1	-	-	-	-
Loss from ordinary operations	(5.7)	(6.1)	(8.2)	(1.2)	(1.6)
Financing expenses, net	(1.9)	(1.2)	(0.8)	(0.3)	(0.7)
Loss for the year	(7.6)	(7.3)	(9.0)	(1.5)	(2.3)

Financial Results of Operations

As of this reporting date, EER does not have any income and its losses in the reporting years stem from expenses related to its current activities and from financing expenses in respect of loans received from shareholders and banks.

Three months ended March 31, 2011 Compared to Three months ended March 31, 2010

EER’s loss for three months ended March 31, 2011 amounted to US$1.5 million, compared to  US$2.3 million loss in three months ended March 31, 2010, a decrease of US$0.8 million (or 35%). The decline in the loss stemmed from a decline in EER’s financing expenses net and of a decrease in current expenses, as set forth below.

Operating expenses and facility maintenance

Operating and facility maintenance expenses in the three months ended March 31, 2011 amounted to US$0.6 million compared to US$0.8 million in the three months ended March 31, 2010, , a decrease of US$0.2 million (or 25%). The decrease in expenses during the three months ended March 31, 2011was primarily due to a decrease in expenses.

Marketing expenses

Marketing expenses in the three months ended March 31, 2011amounted to US$0.2 million, compared to US$0.3 million in the three months ended March 31, 2010, a decrease of US$0.1 million (or 33%). The decrease in expenses during the three months ended March 31, 2011was primarily due to a decrease in options expensing and reducing CEO salary.

General and Administrative Expenses

Administrative and general expenses in the three months ended March 31, 2011, amounted to US$0.4 million, compared to US$0.5 million in the three months ended March 31, 2010, , a decrease of US$0.1 million (or 20%). The decrease in expenses during the three months ended March 31, 2011primarily stemmed from wage cuts and the departure of employees.

Financing Expenses, Net

Financing expenses, net, in the three months ended March 31, 2011 amounted to US$0.3 million compared to financing expenses, net, of US$0.7 million in the three months ended March 31, 2010,  a decrease of US$0.4 million (or 57%). The decline in financing expenses in the three months ended March 31, 2011 was mainly due to reaching a settlement in respect of bank loans.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

EER’s loss for 2010 amounted to US$7.6 million, increasing US$0.3 million from the US$7.3 million loss in 2009. The rise in the loss stemmed from an increase in EER’s financing expenses net of a decrease in current expenses, as set forth below.

Operating expenses and facility maintenance

Operating and facility maintenance expenses in 2010 amounted to US$2.7 million compared to US$3.0 million in 2009. The decrease in expenses during 2010 was primarily due to the operation of the facility in 2009 and the departure of employees.

Marketing expenses

Marketing expenses in 2010 amounted to US$1.3 million, similar to expenses in 2009.

General and Administrative Expenses

Administrative and general expenses in 2010 amounted to US$1.6 million compared to US$1.8 million in 2009. The decrease in expenses during 2010 primarily stemmed from wage cuts and the departure of employees.

Financing Expenses, Net

Financing expenses, net, in 2010 amounted to US$1.9 million compared to financing expenses, net, of US$1.2 million in 2009. The increase in financing expenses during 2010 was mainly due to additional bank loans taken in the third quarter of 2009.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

In 2009 EER recorded a loss of US$7.3 compared to US$9.0 million loss in 2008.

Operating expenses and facility maintenance

Operating and facility maintenance expenses in 2009 totaled US$3.0 million compared to US$4.6 million in 2008, a decrease of 35%. The decline in expenses primarily derives from cuts in wages and consultants’ fees and a decrease in facility depreciation expenses, due to full depreciation in 2008 of some of the facility’s components in the amount of US$0.6 million.

Marketing expenses

Marketing expenses in 2009 totaled US$1.3 million compared to US$1.5 million in 2008, a decrease of 13%. The decrease in expenses in 2009 is primarily due to cuts in workers’ wages and in consultants’ fees.

General and Administrative Expenses

Administrative and general expenses in 2009 amounted to US$1.8 million compared to US$2.1 million in 2008, a decrease of  14%. The decrease in expenses in 2009 also stems from wage cuts.

Financial Expenses, Net

Financing expenses, net, in 2009 amounted to US$1.2 million compared to financing expenses, net, of US$0.8 million in 2008, an increase of 50%. The increase in financing expenses during 2009 was mainly due to additional loans taken from banks and from shareholders.

Liquidity and Capital Resources

Cash flows used in operating activities during 2010 amounted to US$3.2 million. Cash flows during 2010 were mainly used to finance EER’s current expenses.

EER did not have cash flows that were used for investment activities during 2010.

Cash flows arising from financing activities during 2010 amounted to US$3.0 million. Cash flows during the reporting period stemmed from proceeds from the issuance of shares.

As of the date of this proxy statement, EER has no income and has negative cash flows from operating activities, a working capital deficiency and continued current losses and therefore reliance on short-term credit and fund raise.

To continue its current operations EER is dependent on obtaining additional financing resources from existing and/or external shareholders. Greenstone has undertaken to provide EER with additional financing as may be required to ensure its continued operation on a smaller scale, which does not include extensive business development in the foreseeable future, as this term is defined in Opinion 58 of the Institute of Certified Public Accountants in Israel and in IAS1. The said undertaking is subject to the approval of Greenstone's institutions pursuant to the law at the time being in force, in accordance with the financing needs of EER.

Upon the completion of the acquisition as defined in this proxy statement, Greenstone’s undertaking to provide financing for EER's activities, as stated above, will be cancelled.

In addition, based on past experience, EER has been able to raise capital from existing and/or external shareholders, which were adequate to finance its daily operations. These, among others, include investments by Greenstone and a group of private investors, in the amount of US$2 million in January 2010, U-Trend’s investment in July 2010 in the amount of US$1.1 million and financing obtained from Greenstone during 2011 (see notes to EER’s financial statements, which are enclosed as Appendix E to this proxy statement).

The average amount of EER’s short-term loan principals as of 2010 was US$8.3 million. The average amount of EER’s long-term loan principals as of 2010 was US$4.2 million.

Critical Accounting Estimates

The preparation of EER's financial statements, in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These are management’s best estimates based on experience, various facts, external circumstances, reasonable assumption and historical data.  Actual results could differ from those estimates.

Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of EER's material accounting policies, please read Note 2 to EER's financial statements for the year ended December 31, 2010, attached as Appendix to this proxy statement.

Property, plant and equipment

Property, plant and equipment (which are mainly regarding it's Demo Facility) represent a significant proportion of the asset base of EER. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to EER's financial position and performance.

The useful lives of EER's assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The useful lives are based on historical experience as well as anticipation of future events, which may impact their life, such as changes in technology.

Intangible assets

Intangible assets with finite useful lives (acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste) are carried at cost less accumulated amortization and accumulated impairment losses. The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

Impairment of long-lived assets

EER periodically evaluates the net realizable value of long-lived assets, including other intangible assets and tangible fixed assets, relying on a number of factors, including business plans and projected future cash flows.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Off-Balance Sheet Arrangements

EER does not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of EER.

Risk Factors

EER’s business, operating results and financial condition could be seriously harmed due to significant risks.

For a detailed description of EER's risk factors, please see the section entitled “Risk Factors” on page 24 of this Proxy Statement.

THE TRANSACTION

The Transaction

The proposed Transaction includes the following:

(i)
RVB will acquire all of EER's shares held by Greenstone, RVB's controlling shareholder, for a total cash consideration of US$15,686,900  (this amount shall be adjusted at the closing of the Transaction to account for interest on Greenstone's shareholders loans and Greenstone's portion of the convertible guarantee commissions, which EER owes to Greenstone, Accord and S.R. Accord Technologies Ltd. ("SR Technologies"), accrued after August 31, 2011, which will be converted into EER shares and sold at the closing at the price per share of US$2.5);

(ii)
RVB will acquire all of EER’s share capital held by Accord and the other EER shareholders that may elect to join the Transaction. Each EER share purchased by RVB will be exchanged for 11.65 ordinary shares of RVB. Accordingly, assuming all other shareholders of EER (other than Mazal) join the Transaction, a total of 9,970,408 EER shares will be purchased by RVB for a total of 116,155,251 RVB shares, representing as of August 31, 2011, approximately 50% of the issued and outstanding capital of RVB (assuming a conversion of EER's debt to its shareholders into EER shares, immediately prior to the closing of the Transaction, in a total amount of approximately US$14.1 million, which is the estimated total outstanding amount of EER's debt to its shareholders as of August 31, 2011 (the "Debt Conversion")). Out of these shares, 1,721,450 EER shares will be purchased from Accord, for a total of 20,054,893 RVB shares, representing as of August 31, 2011, approximately 8.6% of the issued and outstanding share capital of RVB (assuming the Debt Conversion occurs immediately prior to the closing of the Transaction and assuming all other shareholders of EER (other than Mazal) join the Transaction);

(iii)
RVB will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and SR Technologies, from all their obligations according to guarantees provided by them to the bank, with regard to the EER’s debt of US$714,000 (principal) as of July 3, 2011;

(iv)
RVB will be provided the opportunity, until the lapse of 24 months following the closing of the transaction, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price per share of US$2.5;

(v)
Pursuant to the Option Agreement, RVB will grant Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal will grant RVB the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option");

(vi)
Pursuant to the Voting Agreement, Greenstone and Mazal will coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB;

(vii)
Pursuant to the Shareholders Agreement, Mazal undertakes to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(viii)
Pursuant to the Management Agreement, Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as defined in the Management Agreement, i.e. assuming exercise of the Put Option by Mazal and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement; (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares). The options shall become vested and exercisable,  in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule") ;

(ix)
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding will receive options to purchase RVB shares, representing, at the closing of the Share Purchase Agreement, 3.5% of the issued and outstanding share capital of RVB, on a Fully Diluted Basis, with an exercise price of US$0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares); and

(x)
In addition, RVB shall grant its director, Yair Fudim, options to purchase RVB shares representing, on a Fully Diluted Basis, approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share, which shall become vested and exercisable in accordance with the Vesting Schedule (in the event that the Company distributes dividends, not including the Dividend Distribution, the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares).

Upon completion of the Transaction, EER will remain a private company with RVB as its controlling shareholder.

In connection with the approval of the Share Purchase Agreement, our board of directors declared an aggregate cash dividend, or a Dividend Distribution, of US$10 million. This represents a dividend of approximately US$0.0848, per RVB ordinary share (prior to the Transaction), to be paid to RVB’s shareholders. The dividend amount per share is subject to change based on the number of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be made immediately prior to and it is subject to the Closing of the Transaction.

Recommendations of the board of directors

Based on the recommendation of RVB's audit committee, consisting solely of independent directors, RVB’s board of directors believes that the Transaction is advisable and fair to RVB shareholders and is to the benefit of RVB. RVB’s board of directors has, by unanimous vote of all directors present and entitled to vote thereupon, approved the Transaction and recommended that RVB shareholders vote “FOR” the Transaction.

Our Reasons for the Transaction

In reaching its decision to approve the Transaction, the RVB board of directors consulted with RVB’s senior management and financial advisors and reviewed various financial data and due diligence materials. The summary set forth below briefly describes the primary reasons, factors and information taken into account by the RVB board of directors in reaching its conclusion. The RVB board of directors did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors. The RVB board of directors considered the following potentially positive factors, among others:

The acquisition of EER:

•
The global waste treatment market is significant in its size, and it has been significantly and rapidly changing in the past few years, due to the increasing awareness and concern relating to environmental issues, and the enforcement of limitations on polluting activities. For example, an increasing number of countries around the world implement strict environmental regulation, which includes, among others, limitations, taxes and fees (tipping fees) relating to the establishment and operation of landfill sites.

•
In light of the above, and due to other geopolitical factors, regulators and consumers around the world, seek for alternative 'green' solutions to traditional waste treatment methods such as incineration and landfill, and for 'environment friendly' electricity generating technologies.

•
The abovementioned changes in the waste treatment market create an opportunity for alternative waste treatment technologies, not based on incineration (which emits pollutant materials and ashes). Even greater opportunity exists for companies that have the ability to generate electricity during their waste treatment process.

•
EER's technology has many advantages over traditional incineration and landfill methods, and its final solid output has a low percentage of residue (3-5%), which can be used as raw material in construction.

•	EER has the ability to treat municipal solid waste, medical waste and low and intermediate level radioactive waste.

•	EER's treatment process is even more efficient due to the fact that there is no need to sort the waste before the process.

•	High energetic exploitation during the EER's waste treatment process enables it to generate and sell electricity.

•
The core of EER's technology, which was originally developed at the Kurchatov Institute in Russia, has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia.

The Services Agreement:

•
Mr. Moshe Stern has professional knowledge, proven experience and business relationships with potential investors, research institutes, suppliers and customers in the waste treatment industry around the world.

•	The RVB board of directors considers that RVB and its shareholders would benefit from Mr. Stern's skills and experience.

•
The RVB board of directors considers that it will be for the benefit of the RVB and its shareholders that Stern Holding is granted rights to obtain equity holdings of the RVB through the grant of options under the Services Agreement, as it will provide Mr. Stern with an incentive to contribute to the success of RVB and EER.

The Management Agreement:

•
Greenstone is one of EER's significant shareholders (prior to the closing of the Transaction) and, as such, it has been involved in the management of EER and has acquired knowledge and experience pertaining to EER's business and the waste treatment industry.

•	The RVB board of directors considers that RVB and its shareholders would benefit from Greenstone's management skills and experience.

•
The RVB board of directors considers that it will be for the benefit of the RVB and its shareholders that Greenstone is granted rights to obtain additional equity holdings of the RVB through the grant of options under the Management Agreement, as it will provide Greenstone with an additional incentive to contribute to the success of RVB and EER. In addition, the grant of options to Greenstone under the Management Agreement is the only consideration received by Greenstone for the management services to be provided by one of Greenstone's officers (who shall serve as the chairman of the board of directors of RVB) to RVB.

The grant of options to Yair Fudim:

•
The RVB board of directors considers that the grant of options to Mr. Fudim is to promote the best interest of the Company and its shareholders and to encourage him to continue his engagement with the Company, as well grant him with a long-term interest in the Company’s success.

In light of the above, RVB board of directors considers that the Transaction, as a whole, is for the benefit of the Company.

Opinion of Clal Finance Tahori Investment House

In connection with the Transaction, RVB's financial advisor provided a written opinion, dated June 13, 2011, to the audit committee and the board of directors and presented a financial analysis in connection with such opinion to the audit committee and the board of directors on May 17, 2011, to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the cash and share consideration to be paid pursuant to the terms of the Transaction by RVB in respect of each issued and outstanding EER share is fair from a financial point of view to RVB.

The full text of Clal Finance Tahori’s written opinion is attached as Appendix F to this proxy statement.  We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the scope of the work undertaken by Clal Finance Tahori in arriving at its opinion. Clal Finance Tahori’s opinion was provided to the audit committee and the board of directors in connection with its evaluation of the consideration to be paid by RVB in connection with the Transaction and relates only to the fairness, from a financial point of view, of the consideration to the paid by RVB.

In connection with the opinion, Clal only reviewed the following information and took the following actions: (i) a visit at the company demonstration facility at Iblin; (ii) meetings with company senior management; (iii) Meeting with certain third parties that conduct business with EER; (iv) EER Financial reports for the year 2010; (v) TASE fillings on EER activities; (vi) prospectus IPO draft from June 17, 2010; (vii) reports to the EER board of directors; (viii) Engagement letters, agreements, letters of intent and memorandums of understanding signed in relation to future projects; (ix) certain EER's business plans; (x) certain previous valuations of EER; (xi) Analysts and experts reviews over the waste management market and competition; (xii) certain technological and engineering reports and reviews regarding the PGM technology and other competitor companies' technologies; (xiii) periodic reports and public statements of competitor companies; (xiv) news reports on waste management and waste to energy; and (xv) Information that was provided to Clal regarding the proposed Transaction.

With respect to the aformentioned information and as per Clal's agreement with RVB, in providing the opinion Clal only relied upon, and assumed the accuracy and completeness of, all of the financial, legal, regulatory, accounting, tax and other information provided to, discussed with or reviewed by Clal for such purposes, and Clal has not assumed any liability therefor or responsibility for the accuracy, completeness or independent verification thereof.

Without limiting the generality of the foregoing, according to Clal's agreement with RVB: (i) Clal did not have an obligation to conduct (and did not conduct) any independent evaluation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of RVB, EER or any other party or any of their respective subsidiaries or affiliates; (ii) Clal did not advise or opine on any solvency or viability issues; (iii) Clal did not opine on the adequacy of the cash reserved in RVB or EER following the Transaction (including the distribution of dividends); (iv) with respect to any research analyst estimates for RVB; certain internal financial analyses and forecasts for EER and certain internal financial analyses and forecasts for RVB prepared by its management and certain financial analyses and forecasts for EER prepared by the management of RVB (collectively, the “Forecasts”) - Clal assumed (a) that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of RVB and EER, and that such Forecasts would be realized in the amounts and time periods contemplated thereby and (b) that RVB will have sufficient funds or would be able to raise sufficient capital necessary to attain the milestones and targets set forth in the Forecast; and (c) EER has all intellectual property necessary or desirable for the operation of its business as conducted and as proposed to be conducted, and all the required skill sets (including a skilled management team) necessary and desirable for the operation of EER's business as conducted and as proposed to be conducted and to execute and perform according to the Forecast; (v) Clal's services did not include any actuarial determinations or evaluations by Clal or an attempt to evaluate actuarial assumptions; (vi) Clal did not perform an analysis of, and express no opinion as to, the adequacy of the reserves of RVB or EER and relied upon information supplied to it by RVB and EER as to such adequacy.

It was clarified in the opinion that:(i) the opinion does not address any legal, regulatory, tax or accounting matters; (ii) the opinion does not address the underlying business decision of RVB to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to RVB; (iii)  Clal was not expressing any opinion as to the prices at which shares of RVB's ordinary shares will trade at any time; (iv) Clal has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on RVB or EER or on the expected benefits of the Transaction in any way meaningful to its analysis; (iv) the opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Clal as of, the date of the opinion and Clal assumed no responsibility for updating, revising or reaffirming the opinion based on circumstances, developments or events occurring after the date of the opinion.

 Accounting Treatment

Since RVB has no business activity and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of RVB after the transaction will be former shareholders of EER,  this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER. See "— Unaudited Condensed Consolidated Pro Forma Financial Information" herein.

Material Tax Considerations

The purchase of EER shares is not expected to have any impact on the tax status of RVB's shareholders.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On July 3, 2011, RVB, Greenstone, Accord, Mazal and EER, have entered into a Share Purchase Agreement pursuant to which each EER share held by the Exchanging Shareholders will be exchanged for approximately 11.65 ordinary shares of RVB, and Greenstone will receive from RVB approximately US$15.7 million for all EER shares held by it.

Presented below are the unaudited pro forma condensed consolidated statement of financial position of RVB as of December 31, 2010 and the unaudited condensed consolidated pro forma statement of income of RVB for the year ended December 31, 2010. The unaudited condensed consolidated pro forma statement of financial position has been prepared as if the Transaction had occurred at December 31, 2010. The unaudited condensed consolidated pro forma statement of income for the year ended December 31, 2010 has been prepared as if the Transaction had occurred at January 1, 2010. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited condensed consolidated pro forma financial information has been prepared based upon the following:

•
the audited financial statements of RVB as of and for the year ended December 31, 2010, which have been prepared in accordance with IFRS as issued by the IASB and are incorporated by reference into this proxy statement; and

•
the audited financial statements of EER as of and for the year ended December 31, 2010, which have been prepared in accordance with IFRS as issued by the IASB in NIS, and included elsewhere in this proxy statement.

Since RVB has no business activity and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of RVB after the transaction will be former shareholders of EER,  this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER  as described below.

•	the assets and liabilities of the legal subsidiary, EER, are recognized and measured in the consolidated pro forma financial information at their pre-Transaction carrying amounts;

•
the accumulated losses and the total shareholders' equity balances recognized in the consolidated pro forma financial information reflect the accumulated loss and total equity balances of EER as of December 31, 2010; and

•	equity includes the equity instruments issued under the share for share exchange to effect the Transaction.

The unaudited pro forma adjustments give effect to events that are directly attributable to the Transaction and are factually supportable. The unaudited condensed consolidated pro forma financial information is presented for information purposes only and reflects estimates and assumptions made by RVB’s management that it considers reasonable. It does not purport to represent what RVB’s actual results of operations or financial condition would have been, had the Transaction occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited condensed consolidated pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Transaction.

The accompanying unaudited condensed consolidated pro forma financial information as of December 31, 2010 and for the year then ended should be read in conjunction with: (i) “Selected Financial Data of RVB” on page 22 of this proxy statement and “Selected Financial Data of EER” on page 23 of this proxy statement; (ii) the historical financial statements of RVB for the year ended December 31, 2010 included in the annual report on Form 20-F filed on Februarty 14, 2011. both of which is incorporated herein by reference; (iii) the historical financial statements of EER (including the notes) attached as Annex E to this proxy statement; and (iv) management’s discussion and analysis of financial results of operation of EER on page 43 of this proxy statement; and (v) the description of the Share Purchase Agreement and other material agreements on page 56 of this proxy statement.

R.V.B HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF FINANCIAL POSITION
(in US$ thousands, except share and per share data)

	RVB	EER
	Historical	Historical			Pro Forma
	December 31,	December 31,	Pro Forma		December 31,
	2010	2010	Adjustments	Notes	2010
Assets

Current assets
Cash and cash equivalents	23,094	57	(15,687)	(a)	7,464
Bank deposit	10,537	-	(10,000)	(b)	537
Trade receivable	434	-	-		434
Accounts receivable	356	248	-		604
Loan provided	-	218	-		218
Total current assets	34,421	523	(25,687)		9,257

Non-current assets
Loan provided	-	274	-		274
Fixed assets, net	-	13,967	-		13,967
Intangible assets, net	-	3,931	-		3,931
Total non-current assets	-	18,172	-		18,172

Total assets	34,421	18,695	(25,687)		27,429

Liabilities and equity

Current liabilities
Credit from banks	-	4,529	(2,254)	(c)	2,275
Short term loans	120	4,339	(4,339)	(d)	120
Trade payables	403	-	-		403
Accounts payable and accruals	315	623	(166)	(e)	772
Total current liabilities	838	9,491	(6,759)		3,570

Non-current liabilities
Loans	-	4,240	(4,240)	(d)	-
Other liabilities	-	729	-		729
Total non-current liabilities	-	4,969	(4,240)		729

Equity attributable to owners of the Company	33,583	4,235	(17,993)	(b), (f)	19,825

Non-controlling interests	-	-	3,305	(g)	3,305

Total equity	33,583	4,235	(14,688)		23,130

Total liabilities and equity	34,421	18,695	(25,687)		27,429

R.V.B. HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2010
(in US$ thousands, except share and per share data)

	RVB	EER	Pro Forma
	Historical	Historical	Adjustments	Notes	Pro Forma

Operating expenses and facility maintenance	-	2,724	-		2,724
Marketing expenses	-	1,256	-		1,256
Administrative and general expenses	693	1,660	-		2,353

Loss from ordinary operations	(693)	(5,640)	-		(6,333)
Other income (expenses)	867	(97)	-		770

Profit (loss) before finance	174	(5,737)	-		(5,563)

Financing income	275	18	-		293
Financing expenses	(8)	(1,917)	1,549	(h)	(376)

Total financing income (expenses), net	267	(1,899)	1,549		(83)

Profit (Loss) for the year	441	(7,636)	1,549		(5,646)

Attributable to:

Owners of the Company	441	(7,636)	2,774		(4,421)
Non-controlling interests	-	-	(1,225)		(1,225)

	441	(7,636)	1,549		(5,646)
Earnings (loss) per share

Basic (US$ per share)	0.0037		(0.0224)		(0.0187)

Diluted (US$ per share)	0.0037		(0.019)	(g)	(0.0153)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(a)	Reflects the purchase of Greenstone holdings in EER.
(b)	Reflects the dividend distribution of US$ 10 million, prior to the closing of the Transaction.
(c)	Reflects the conversion of the guaranties (in connection with the Union bank debt) provided to EER prior to the closing of the Transaction.
(d)	Reflects the conversion of EER's shareholders loans, prior to the closing of the Transaction.
(e)	Reflects the conversion of EER's shareholders accrued interest and guaranties fees (as of August 31, 2011), prior to the closing of the Transaction.
(f)	Reflects the issuance of shares to the Exchanging Shareholders and other adjustments regarding the accounting of the "Transaction " as mentioned above.
(g)
Reflects the assumption that RVB will hold approximately 78.3% of EER (a non- controlling interest of approximately 21.7%). Regarding a Put option to the minority holder of EER (Mazal) see the Option Agreement on page 62 of this proxy statement.

(h)	Reflects the elimination of EER's financing expenses in regard of its shareholders loans, which are converted prior to the closing of the Transaction.

THE SHARE PURCHASE AGREEMENT

The summary of the terms of the Share Purchase Agreement contained below and elsewhere in this proxy statement, is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached to this proxy statement as Appendix A and which we incorporate by reference into this proxy statement.  This summary does not purport to be complete and may not contain all of the information about the Share Purchase Agreement that is important to you. We encourage you to carefully read the Share Purchase Agreement in its entirety.

The Share Purchase Agreement has been included to provide you with information regarding its terms. The representations and warranties described below and included in the Share Purchase Agreement were made by each of Greenstone, Accord, Mazal, RVB and EER. For the purpose of the description of the Share Purchase Agreement herein: (i) each of the Accord and Greenstone may be referred to herein as a “Seller” and collectively, the “Sellers”; and (iii) each of Mazal and the Sellers may also be referred to herein as a “Shareholder” and collectively, the “Shareholders”.

The representations and warranties included in the Share Purchase Agreement were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the Share Purchase Agreement for the purpose of allocating risk between the Shareholders and RVB, rather than to establish matters as facts.  Likewise, the covenants, conditions and other terms of the Share Purchase Agreement described below and included in the Share Purchase Agreement were not negotiated by the parties for the purpose of establishing factual information regarding the Shareholders and RVB and may be subject to waiver or modification by the Shareholders and RVB.

You should take note that the assertions embodied in the representations and warranties set forth in the Share Purchase Agreement and other terms set forth in certain covenants, conditions and other terms of the Share Purchase Agreement, are qualified by information in confidential disclosure schedules that have been exchanged between the Shareholders and RVB. While we do not believe that they contain information that securities laws require us to publicly disclose in this proxy statement other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations, warranties, covenants, conditions and other terms of the Share Purchase Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, nor should you rely on the covenants, conditions and other terms of the Share Purchase Agreement insofar as they relate to the Shareholders and RVB, since each are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that may have been included in some of the Shareholders’ prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations, warranties, covenants, conditions and other terms of the Share Purchase Agreement may have changed since the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in Shareholders’ public disclosures. For the foregoing reasons, you should not rely on the representations, warranties, covenants, conditions or other terms of the Share Purchase Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of the Shareholders or RVB or any of their respective subsidiaries or affiliates.

The Share Purchase Agreement

The Share Purchase Agreement provides that, in full consideration for the sale by the Sellers of their holdings in EER (“Seller Shares”) and subject to the terms and conditions set forth therein, RVB: (i) shall pay to Greenstone an aggregate purchase price of US$ 15,686,900 (as of August 31, 2011, this amount shall be adjusted at the Closing (as defined below) to account for interest on Greenstone's shareholders loan and for Greenstone's portion of the convertible guarantees commissions which EER owes to the Sellers and SR Technologies, in a total aggregate amount of USD 300,000 (the “Convertible Commissions”) accrued after August 31, 2011, to be converted into shares of EER to be sold at closing at the Price Per Share) (the “Greenstone Purchase Price”), representing a price per share of USD 2.5 (the “Price Per Share”); and (ii) shall issue to Accord, its ordinary shares, nominal value NIS 1.00 each (“RVB Shares”) in such number which is calculated by multiplying the respective number of such Accord's holdings in EER by 11.65 (the “Exchange Ratio”), representing a conversion ratio of 11.65 RVB Shares per one EER ordinary share (“Ordinary Share”), totaling in aggregate 20,054,893 RVB Shares as of August 31, 2011, this amount shall be adjusted at the Closing to account for interest on Accord's shareholders loans and for Accord's share of the Convertible Commissions accrued after August 31, 2011, to be converted into shares of EER to be sold at closing at the Exchange Ratio) (the “Exchange Shares”).

At the Closing (as defined below) RVB shall grant a Put Option to Mazal, and Mazal shall grant a Call Option to RVB, under the terms and conditions set forth in the Put Option Agreement attached as an exhibit to the Share Purchase Agreement (the “Option Agreement”).

Closing

The closing of the transactions contemplated by the Share Purchase Agreement (the “Closing”) will occur on the third business day following all the closing conditions set forth in the Purchase Agreement having been fulfilled, or at such other time and place as the parties thereto mutually agree. At the Closing, the following transactions shall occur:

•	RVB shall pay the Greenstone Purchase Price to Greenstone by wire transfer;

•	RVB shall issue to Accord the Exchange Shares and shall have provided instruction to the Transfer Agent (AST) to process share certificates representing RVB Shares registered in the name of Accord;

•	each of the Sellers shall deliver to RVB share transfer deeds evidencing the transfer to RVB of the Seller Shares sold by such Seller;

•	EER shall deliver to RVB an updated copy of its shareholder’s register;

•
each of RVB and Mazal shall respectively deliver the Option Agreement duly executed by such party and Mazal shall: (a) deliver to RVB a proxy with respect to voting Mazal's holdings in EER (the “Irrevocable Proxy”), as described in the Share Purchase Agreement; and (b) deposit Mazal’s holdings in EER (“Mazal Holdings”) in escrow with Adv. Gidon Weinstock (the “Trustee”);

•	RVB and Mazal shall sign and deliver a shareholders' agreement, in the form attached as an exhibit to the Share Purchase Agreement (the “Shareholders Agreement”);

•	RVB, M. Stern Holdings Ltd. and Moshe Stern shall sign and deliver a Consulting Agreement; and

•
Greenstone and Mazal shall sign and deliver a voting agreement in the form attached as an exhibit to the Share Purchase Agreement (the “Voting Agreement” and together with the Option Agreement, the Irrevocable Proxy, the Consulting Agreement and the Shareholders Agreement, the “Ancillary Agreements”).

Investment

Until the lapse of twenty four (24) months following the Closing, RVB shall be provided with the opportunity at its sole and complete discretion to make an investment from time to time in EER's share capital in an aggregate amount of up to US$8,000,000 by purchasing from EER Ordinary Shares at the Price Per Share (each an “Investment”) by signing and delivering to EER certain subscription form (“Subscription Form”) in which RVB shall state the number of Ordinary Shares which RVB desires to purchase and the purchase price thereof ( the “Investment Shares”).

The closings of the sale and purchase of Investment Shares (each, an “Investment Closing”) shall take place on the third business day following the applicable Subscription Form being sent to EER. The obligation of RVB to perform the transactions to be performed at the Investment Closing shall be contingent upon certain representation and warranties of EER contained in the Share Purchase Agreement and relating to the Investment as being true and correct in all material respects at the time of such Investment Closing.

Representations and Warranties

The Share Purchase Agreement contains customary representations and warranties made by EER to RVB, which relate to, among other things: (i) EER's organization and good standing; (ii) the fact that all actions on the part of EER for the authorization of the sale and purchase contemplated in the Share Purchase Agreement, including the sale and purchase of Investment Shares and Mazal’s Holdings pursuant to the Option Agreement, shall have been taken as of the Closing and with respect to Investment Shares, as of the applicable Investment Closing; (iii) EER's corporate power to own and use its assets, conduct it business and perform its obligations; (iv) the absence of any violation of or conflict with any judgment, ruling of any court, agreements or applicable laws, to which EER is subject or to which it is party, as a result of entering into the Share Purchase Agreement, the Ancillary Agreements and the Subscription Form; (v) the fact that the sale of Investment Shares at the applicable Investment Closing shall not be subject to any preemptive rights, rights of first refusal or other preferential or third-party rights; (vi) EER's capitalization; (vii) the existence of some funds raised by EER from certain of its shareholders; (viii) EER’s subsidiaries; (ix) the absence of any violation of any provision of EER's organizational documents or any judgment, decree, order, agreement or arrangement by which it is bound or any statute, rule or regulation applicable to EER; (x) the absence of any breach in EER's material contracts; (xi) the absence of any broker's or finder's fee or other commission on account of any action taken by EER in connection with any of the transaction contemplated under the Share Purchase Agreement (xii) the absence of investigations and litigation against EER or any of its directors and officers that question the validity of the Share Purchase Agreement; (xiii) EER’s financial statements; (xiv) the absence of any material change on the assets, liabilities or financial condition of EER, or any other event that would cause a Material Adverse Effect, since March 31, 2011; and (xv) certain matters related to EER's patents, trademark and intellectual property, tax issues, EER's ownership of assets, interested party transaction and environmental issues.

The Share Purchase Agreement contains customary representations and warranties made by  the Shareholders to RVB, which relate to, among other things: (i) the fact that the Share Purchase Agreement and the other documents to be delivered to RVB shall constitute a legally binding obligation of such Shareholder and enforceable against him; (ii) the absence of any violation of or conflict with any judgment, ruling of any court, agreements or applicable laws, to which the applicable Shareholder or EER is subject or to which it is party, as a result of entering into the Share Purchase Agreement, the Ancillary Agreement; (iii) Shareholders’ ownership of shares; (iv) shareholders’ convertible loans; and (v) certain confirmations of EER’s representation.

The Share Purchase Agreement contains customary representations and warranties made by RVB to the Shareholders and to EER, which relate to, among other things: (i) RVB’s corporate power and authority to enter into the Share Purchase Agreement, the Ancillary Agreements and to consummate the transactions contemplated by the Share Purchase Agreement; (ii) RVB's corporate power to own and use its assets, conduct it business and perform its obligations; (iii) the fact that RVB is acquiring the Shareholders' Shares and the Investment Shares for its own account for investment purposes only; (iv) the registration of the shares under the Securities Act; and (v) the fact that the Purchase is aware of EER's business, affair, and financial condition and the information it has received is sufficient to allow him to reach an informed decision to receive the Seller  Shares, in exchange for the consideration paid by it.

The Share Purchase Agreement contains customary representations and warranties made by Accord to RVB which relate to, among other things: (i) the fact that Accord is aware of RVB's business, affair, and financial condition and has received all the information it considers material in determining whether to receive the Exchange Shares; (ii) the fact that Accord is acquiring the Exchange Shares for its own account for investment purposes only; (iii) the restrictions of transferability prior to registration of the shares under the Securities Act of 1933.

The Share Purchase Agreement contains customary representations and warranties made by RVB to Accord and Mazal, which relate to, among other things: (i) the fact that all corporation actions on the part of RVB for the authorization, sale, issuance and delivery of the Exchange Shares, have been taken or will be taken prior to the Closing; (ii) the fact that the Exchange Shares are duly authorized validly issued, fully paid and non-assessable and shall be free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character; (iii) RVB's capitalization; (iv) RVB’s financial statements; (v) the absence of any material adverse change in RVB’s financial situation, since December 31, 2010; (vi) the fact that, immediately prior to the Closing, RVB may distribute a cash dividend to its shareholders following which a certain amount of cash reserves shall remain at RVB; (vii) the absence of any subsidiary owned by RVB; (viii) the absence of any violation of any provision of RVB's organizational documents or any judgment, decree, order, agreement or arrangement by which it is bound or any statute, rule or regulation applicable to RVB; (ix) RVB’s contracts and commitments; (x) the absence of investigations and litigation against RVB or any of its directors and officers that question the validity of the Share Purchase Agreement; and (xi) and certain matters related to interested party transaction.

Conditions to the closing

RVB’s obligation to consummate the purchase of the Seller Shares under the Share Purchase Agreement and the grant of a Put Option to Mazal pursuant to the Option Agreement, is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by RVB subject to applicable law):

•
All representations and warranties of the Shareholders and EER contained in the Share Purchase Agreement shall be true and correct in all material respects at the time of the Closing and all actions required to be performed and documents required to be delivered, including the share transfer deeds, shall have been so performed and delivered.

•	RVB shall have registered the transfer of the shares in EER's Shareholders Register, followed by the delivery of a copy of such register to RVB.

•	RVB shall have received the Capitalization Legal Opinion, dated as of the Closing and signed by J. Zaltzman, Gilat, Knoller, Graus, Salomon & Co. Law Offices, counsel to EER.

•
RVB's Board of Directors, Audit Committee and shareholders respectively shall have duly approved the transactions contemplated in the Share Purchase Agreement in accordance with Section 270(4) and 275 of the Companies Law.

•
EER shall have received copies of all third party waivers, consents and approvals necessary, for the execution, delivery and performance of the Share Purchase Agreement, including without limitation the approval of (i) the Office of the Chief Scientist at the Israeli Ministry of Industry, Trade and Labor; and (ii) Bank Leumi L’ Israel Ltd. (the “Bank”).

•	EER shall have received duly executed notices of resignation of any individuals from serving as members of EER’s board of directors as may be requested by RVB at least 3 days before the Closing.

•
That certain Founders Agreement dated April 6, 2000, as amended, which was made by and between a Shareholder and other EER shareholders shall have been duly terminated in accordance with its terms and such termination shall be in effect at the Closing.

•
RVB shall have caused the Bank to release the Sellers and SR Technologies from all their obligations according to the guarantees provided by the Sellers to the Bank, with regard to the EER's debt of USD 714,000(principal).

•	Greenstone shall have repaid the Company's debt of approximately US$2.25 million (as of the date of the Share Purchase Agreement) to the Union Bank of Israel Ltd.

•
The convertible debt of EER, comprising of shareholders loans (other than an amount of approximately $100,000 which may remain outstanding), accrued guarantees commissions owed to the selling shareholders and the Union Bank debt assumed by Greenstone, shall have been converted into ordinary shares of EER.

•
The Sellers’ obligation to consummate the sale of their respective holdings in EER under the Share Purchase Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the relevant Seller subject to applicable law):

•
All representations and warranties of RVB contained in the Share Purchase Agreement shall be true and all actions required to be performed and documents required to be delivered, shall have been so performed and delivered.

•
EER's Board of Directors and shareholders respectively shall have duly approved in accordance with Section 272 of the Israeli Companies Law – 1999 the transactions contemplated under the Share Purchase Agreement and the conversion of the Shareholders' shares in the convertible loans and in the convertible commissions and in the Union Bank debt.

Survival of Warranties; Indemnification; Limitation of Liability

RVB shall have the right to rely fully upon all representations, warranties and covenants of EER and the Shareholders contained in the Share Purchase Agreement. EER and each Shareholders, shall hold harmless and indemnify RVB from any damages that are suffered by RVB that arise from, among other things: (i) any breach of any representation or warranty of EER or such Shareholder (as the case may be) under the Share Purchase Agreement; (ii) any breach of any covenant or obligation of EER or such Shareholder under the Share Purchase Agreement; (iii) any cause of action, provided such cause of action was not disclosed by EER under the Share Purchase Agreement, relating to EER relating to the period prior to the Closing. The several liability of each Shareholder with respect to indemnification for Damages shall be according to their pro rata portion of the total Shareholder's holdings in EER (“Damages”).

RVB and the Shareholders shall not be entitled to recover any indirect or consequential damages, losses or expenses. A demand for indemnification related to Damages can be made no later than December 31, 2012.

Representations and warranties made by EER which are related to the Investment, and RVB's ability to seek remedies with respect thereto from EER, are not limited under the Share Purchase Agreement.

RVB shall not be entitled to institute a claim for any Damages from EER or from a Shareholder until such time as the Damages claimed by RVB in the aggregate exceed an amount equal to US$200,000. The total liability of the Shareholders shall be limited in the aggregate to US$5,000,000 and the total liability of each Shareholder shall be limited to its pro rata portion of such amount (based on it pro-rata portion of the Shareholder's holdings in EER). The foregoing limitations shall not apply with respect to indemnity for Damages resulting from any breach of certain representations and warranties of the Shareholders and EER, as described in the Share Purchase Agreement, and claims arising out of fraud or intentional misrepresentation  shall be in no way limited by the provisions of the Share Purchase Agreement. Mazal's Holdings, deposited with the Trustee shall be fixed as collateral for securing Mazal's undertakings under the Share Purchase Agreement.

Pre-Closing Actions; Sale and Purchase at Closing

Each of RVB, the Shareholders and EER will use its commercially reasonable efforts to take all action in order to consummate the transactions contemplated by the Share Purchase Agreement, including using all commercially reasonable efforts to obtain consents of all third parties necessary for the consummation of the transactions contemplated by the Share Purchase Agreement which are under the control and responsibility of such party. If at any time after the date upon which the Closing takes place (the “Closing Date”) any further action is necessary by a certain party or parties thereto to carry out the purposes of the Share Purchase Agreement, the relevant party thereto shall use its reasonable commercial efforts to take all such necessary actions.

From the date of signature of the Share Purchase Agreement until the earlier of (i) the termination of the Share Purchase Agreement and (ii) the Closing Date (except with the prior written consent of RVB and except as explicitly provided to be performed under the Share Purchase Agreement), EER shall carry on its business in the ordinary course in the same manner as heretofore conducted, shall maintain books, records and accounts in accordance with IFRS, and shall not:

•	enter into any settlement with any person giving rise to a liability exceeding US$ 10,000 in the aggregate, or waive any right against any person for an amount exceeding US$ 10,000 in the aggregate;

•
enter into any guarantee, indemnity or other agreement to secure or otherwise incur financial or other obligations, in each case, to the extent intended to secure any obligation of any third party made to any person;

•
change the terms and conditions of employment of any of its employees, other than as required by applicable law, in the ordinary course of business, or in connection with the acceleration or termination of options;

•	acquire or agree to acquire any share or other interest in any company or other business organization;

•
create, issue or allot any options, shares, or other securities, other than in connection with the exercise of outstanding securities, options, and warrants and not to amend the terms of any existing options or other securities, except in connection with the acceleration of vesting of existing options;

•	declare, pay or agree to pay any dividend or any other payment or distribution of any assets or property to its shareholders;

•	make any change to its accounting practices and/or policies, except if such change is required in accordance with applicable law or with IFRS; or

•	agree or commit to any of the foregoing.

Subject in each case to the prior approval of RVB and the full and accurate disclosure by EER thereto as to the applicable material terms, that notwithstanding anything the contrary in the Share Purchase Agreement, EER shall not be prevented by the terms of the Share Purchase Agreement, if, following two (2) months after the signing of the Share Purchase Agreement and prior to the Closing Date, EER shall obtain financing  from time to time from any of its existing shareholders or a third party approved in advance by RVB, but not more than $1,000,000 in the aggregate, by means of equity investments or loans convertible into equity, provided that in each case the equity shall solely be ordinary shares of EER and the price per share of any such ordinary shares issued in connection therewith shall be the Price Per Share or such higher price acceptable to RVB and further provided that any such loans shall be fully converted into EER’s ordinary shares prior to the Closing. In the event such financing shall be provided by a Shareholder, any such ordinary shares issued thereto shall  be deemed added to and included as part of such Shareholder's holdings in EER and, if the financing shall be provided by Greenstone, the Greenstone Purchase Price shall be adjusted accordingly. In the event that the financing shall be provided by a third party, such third party shall be required to enter into an agreement approved by RVB for the sale of all its EER’s ordinary shares to RVB under the same terms as the sale by Accord hereunder.

Termination

The Share Purchase Agreement may be terminated at any time prior to the Closing Date by mutual agreement of all the parties or by any party of the Share Purchase Agreement if the Closing shall not have occurred, since any of certain conditions precedent to Closing shall not have been fulfilled by December 31, 2011 or at such other time as the parties to the Share Purchase Agreement mutually agree.

Waiver of Shareholders Rights

Each of the Shareholders waives, on behalf of itself, its successors, direct and indirect shareholders, and assigns, any rights it may have with respect specifically to the appointment and designation of directors to the board of directors of EER, pursuant to any contract, including any arrangements with any of the EER shareholders and/or pursuant to that certain Founders Agreement dated April 6, 2000, as amended, which was made by and between a Shareholder and other EER shareholders.

Miscellaneous

Each of the Shareholders releases, effective as of and subject to the Closing Date, each of: EER, and EER's successors, shareholders, directors, officers, agents, attorneys and representatives (the “Releasees”) from any liabilities relating to matters preceding the Closing Date related to its ownership of share capital in EER, its securities and operations and actions prior the Closing Date or any claim or right that may be asserted or exercised by such Shareholder in the Shareholder’s capacity as a shareholder, director, officer or employee of EER or in any other capacity (each a “Claim”), and waives each and every Claim that such Shareholder may have had in the past, may now have or may have in the future against any of the Releasees in connection with the Shareholder's capacity as a shareholder or investor. The release and waiver contained herein shall not apply to a Releasee for (i) any breach of the Share Purchase Agreement, including the Ancillary Agreements by such Releasees; (ii) with respect to EER, in connection with any Claim made by a Shareholder in such Shareholde's capacity as a director or an employee or consultant of EER, for payments, including tax payments, due from EER to such Shareholder in connection with such services for the period preceding Closing Date; and (iii) the D&O insurance and indemnification obligation with respect to directors and officer of EER.

EER irrevocably releases, effective as of and subject to the Closing Date, each of the Shareholders and the successors, shareholders, directors, officers, agents, attorneys and representatives of the Shareholders (the “Shareholders Releasees”) from any liabilities relating to matters preceding the Closing Date involving such Shareholder (each, a “Shareholder Claim”), and irrevocably waive each and every Shareholder Claim that EER may have had in the past, may now have or may have in the future against any of the Shareholders Releasees, in connection with actions performed or omitted by the Shareholders themselves or on their behalf. The release and waiver contained herein shall not apply to a Shareholder Releasee for any misrepresentation in or breach of the Share Purchase Agreement or any of the ancillary documents, including the Ancillary Agreements, thereto by such Shareholder Releasee.

OTHER MATERIAL AGREEMENTS RELATED TO THE SHARE PURCHASE AGREEMENT

The Additional Share Purchase Agreement (the "Additional SPA")

The Additional SPA, which is attached as Appendix B to this proxy statement, is entered into by and among RVB and each individual or entity identified in the signature pages attached thereto. Under the terms of the Additional SPA, no later than August 25, 2011, an individual that signs it shall become a party to the Additional SPA. For the purpose of the description of the Additional SPA herein, such party shall be referred to as an "SPA Exchanging Seller”).

At the Closing (as defined below), each SPA Exchanging Seller shall sell, transfer and assign to RVB, and RVB shall purchase from each SPA Exchanging Seller, all right, title and interest in and to its respective holdings in EER (“Holdings”). In full consideration for the sale by each SPA Exchanging Seller of its Holdings, RVB shall issue to such SPA Exchanging Seller, its ordinary shares, nominal value NIS 1.00 (“RVB Shares”) in such number which is calculated by multiplying the respective number of such Exchanging Seller’s Holdings by 11.65 (the “Exchange Ratio”), representing a conversion ratio of 11.65 RVB Shares per one EER ordinary share (“Ordinary Shares”).

The Agreement contains customary representations and warranties made by the SPA Exchanging Seller and RVB which relate to, among other things: (i) the authority of the SPA Exchanging Seller and RVB to execute the Additional SPA; (ii) the absence of any violation or conflict with any ruling of any court which the SPA Exchanging Seller or EER is subject to or any agreement to which the SPA Exchanging Seller is a party or to which it is subject, as a result of entering into the Additional SPA; (iii) SPA Exchanging Seller's ownership of the Holdings; (iv) the fact that any SPA Exchanging Seller is acquiring the RVB Shares for its own account for investment purposes only; (v) the registration of the RVB Shares under the Securities Act; and (v) the fact that each of the SPA Exchanging Seller releases, effective as of and subject to the closing of the Additional SPA, each of, among others: (i) EER, and (iii) the EER's successors, shareholders, directors, officers, agents, attorneys and representatives (the “Releasees”) from any liabilities relating to matters preceding the closing date of the Additional SPA (“Closing Date”) related to its ownership of share capital in EER, its securities and operations and actions prior the Closing Date or any claim or right that may be asserted or exercised by such SPA Exchanging Seller in the SPA Exchanging Seller’s capacity as a Seller, director, officer or employee of EER or in any other capacity (each a “Claim”), and waives each and every Claim that such SPA Exchanging Seller may have had in the past, may now have or may have in the future against any of the Releasees in connection with the SPA Exchanging Seller's capacity as a shareholder or investor. The release and waiver contained herein shall not apply to a Releasee for (i) any breach of Agreement; (ii) with respect to EER, in connection with any Claim made by an SPA Exchanging Seller in such SPA Exchanging Seller’ capacity as a director or an employee or consultant of EER, for payments due from EER to such SPA Exchanging Seller in connection with such services for the period preceding Closing Date; (iii) the D&O insurance and indemnification obligation with respect to directors and officer of EER; and (iv) any Claim that the Releasees' acted or omitted to act by the gross negligence and/or willful and intentional misconduct thereof, provided that the basis for such a Claim was unknown to such Exchanging Seller prior to Closing.

Under the terms of the Additional SPA, RVB’s obligation to consummate the purchase of EER’s shares under the Additional SPA is subject to the fulfillment, prior to or at the applicable closing of the transaction contemplated by the Additional SPA, of the following conditions, among others:

•
RVB's Board of Directors, Audit Committee and shareholders respectively shall have duly approved the transactions contemplated by the Additional SPA in accordance with Section 270(4) and 275 of the Companies Law, and

•	RVB shall consummate the transaction pursuant to an agreement entered into on July 3, 2011 between RVB, EER, Greenstone, S.R. Accord Ltd. and Mazal.

The Option Agreement

In connection with the execution of the Share Purchase Agreement, RVB and Mazal shall enter into an Option Agreement, pursuant to which RVB wishes to grant Mazal the option to sell to RVB or to whom RVB may direct Mazal's holdings in EER (the “Purchased Shares” and the “Put Option”) and Mazal wishes to grant RVB the option to buy, all of the Purchased Shares, upon a 'Reorganization Event' (as such term defined in the Option Agreement) (the “Call Option”).

Under the terms of the Option Agreement, Mazal may exercise the Put Option by delivery to RVB of a written notice of such election, by no later than December 31, 2016 (“Expiration Date”). The Put Option may be exercised once or more than once with respect to all or part of the Purchased Shares as the case may be; provided that in any event the Put Option may not be exercised either: (i) with respect to an amount of Purchased Shares representing less than 20% of the entire amount of the Purchased Shares or (ii) more than five (5) times until the Expiration Date with respect to any amount of Purchased Shares. In full consideration for the sale by Mazal of any Purchased Shares, the RVB shall issue to Mazal 11.65 RVB's Shares per each Purchased Share (totaling 52,425,000 RVB's Shares in consideration for all Purchased Shares) (the “Exchanged Shares”), representing approximately 18.30% as of August 31, 2011 of RVB's issued and outstanding share capital and approximately 17.99% of RVB's outstanding share capital on fully diluted basis as of August 31, 2011, assuming (i) closing of the transactions under the Share Purchase Agreement on August 31, 2011, including all events provided therein to take place on or prior to the Closing; (ii) the exchange by all the EER's shareholders who are not party to the Share Purchase Agreement of their EER shares into RVB's shares, on August 15, 2011, based on the agreed upon exchange ratio; and (iii) assuming the exercise of the Put Option on August 31, 2011, and without taking into account any other future events which may take place on or prior to August 31, 2011, including the issuance of options, as excluded in section 4A.(a) to the consulting agreement to be entered into among the RVB, M. Stern Holding Ltd. and Moshe Stern; provided, that in the event Optionee exercises the Put Option before December 31, 2012, then RVB shall issue such Exchanged Shares into a trust with the Trustee, who shall hold such Exchanged Shares, as a trustee in accordance with the trust agreement in Schedule 4.2.5(2) of the Share Purchase Agreement (The “Trust Agreement”)

Against the sale and transfer by Mazal of any Purchased Shares, RVB shall issue the Exchanged Shares to (i) Optionee or (ii) if the Optionee so request to  any shareholder(s) of Mazal, in proportion to his holdings of Mazal's share capital; provided, however, that in the case of option (ii) Mazal shall have received (A) a legal opinion in customary form that the issuance to any shareholder(s) of Mazal as so requested does not require the publication of a prospectus in Israel or the filing of a registration statement with the U.S. Securities and Exchange Commission; provided that the cost of such legal opinion shall, at the request of Mazal, be borne by RVB and further provided that RVB may waive the requirement to provide a legal opinion with respect to any issuance and (B) a Deed of Assignment (as defined in the Option Agreement), and shall deliver to Mazal, validly executed share certificates (or, if applicable, in the name of such Mazal's shareholder); provided, that in the event Optionee exercises the Put Option before December 31, 2012 (the “Escrow Period”) or for long as a claim for indemnification pursuant to Section 12 of the Share Purchase Agreement remains outstanding (the “Claim” and “Maximum Escrow Period”, respectively), then RVB shall issue such Exchanged Shares into a trust with the Trustee, who shall hold such Exchanged Shares, as a trustee and shall deliver to the Trustee, validly executed share certificates representing such Exchanged Shares; provided, further that Mazal and any of its shareholders will not be limited by the terms of escrow(a) to sell the Exchanged Shares to any un-affiliated third party in the framework of an arm's length transaction during the Escrow Period as long as the proceeds up to the total indemnification amount as specified in Section 12.2.4 of the Share Purchase Agreement will be held by the trustee in accordance with the Trust Agreement instructions in Schedule 4.2.5(2) of the Share Purchase Agreement and (b) to sell the Exchanged Shares to any un-affiliated third party in the framework of an arm's length transaction during the Maximum Escrow Period as long as the proceeds up to the amount of the Claim will be held by the trustee in accordance with the Trust Agreement.

The Call Option may be exercised in the event RVB notifies Mazal, in writing that a Reorganization Event is contemplated (as defined in the Option Agreement). RVB may exercise the Call Option by delivery to Mazal of a written notice of such election, by no later than the Expiration Date. The Call Option maybe exercised only once with respect to the entire amount of the Purchased Shares.

The Option Agreement contains customary representations and warranties made by Mazal and RVB. Under the terms of the Option Agreement, RVB’s obligation to consummate the purchase of the Purchased Shares is conditioned upon the satisfaction of each of the following conditions, among others: (i) RVB shall have consummate the transaction pursuant to the Share Purchase Agreement; and (iii) all requisite permits, notifications, consents and authorizations of any third parties which are required to sell, transfer, assign and deliver the Purchased Shares and consummate the transactions contemplated by thereby shall have been obtained and provided to RVB.

The terms and conditions of the Option Agreement shall apply, where applicable, to the 150,000 options to purchase EER shares, which the general meeting of shareholders of EER has approved to grant to Mr. Moshe Stern, EER's chief executive officer, on June 2011.

The Voting Agreement

In connection with the Share Purchase Agreement, Greenstone and Mazal shall enter into a Voting Agreement, pursuant to which each of the them agrees that, with respect to all shares of capital stock of RVB that shall be held by it or with respect to which it shall hold voting power from time to time  (“RVB Shares”), it shall vote all of its RVB Shares, in a manner that is in favor of the following: (a) any appointment of an external director and independent director to the RVB's board of directors (the "RVB Board") shall be as mutually agreed between the Greenstone and Mazal; (b) each party shall designate one half of the total number of the members of the RVB Board whom the Parties separately and/or collectively are entitled to designate who are not External Directors and/or Independent Director, according to certain provisions of the Voting Agreement; and (c) each of the Parties shall be entitled to require the removal or replacement of any director designated by such party and in such event the Parties shall use their voting power of the RVB Shares held by them to call for a general meeting of the RVB's shareholders and shall vote their RVB Shares for such removal or replacement. In the event that any director of RVB (who is not an External Director and/or Independent Director) designated by a Party ceases to serve on the RVB Board, such Party shall be entitled to designate a director to serve on the RVB Board in place of such director.

The Parties agree that with respect to all RVB Shares, it shall vote all of its RVB Shares, only as agreed between Greenstone and Mazal's Representative (as defined in the Voting Agreement). The Parties agree that if any Party does not response as to the manner of voting at least 10 business days prior to the proposed meeting, it shall be regarded as agreeing to vote “FOR” the resolutions on the agenda of such meeting. Subject to the above, should Greenstone and Mazal's Representative fail to agree on any such matter, the Parties shall either: (i) vote against such matter or resolution; or (ii) if any of the Parties so requests in writing the Parties shall submit a authority to resolve such matter, according to certain provisions of the Voting Agreement.

The Voting Agreement shall be terminated if either Greenstone or Mazal shall hold less than 8% of the issued and outstanding share capital of RVB, on a fully diluted basis or the number of shares of RVB held by one of the Parties is less than 33.33% of the number of shares of RVB held by the other Party, according to certain provisions in the Voting Agreement.

The Shareholders Agreement

In connection with the Share Purchase Agreement, Mazal and RVB shall enter into a Shareholders Agreement, pursuant to which Mazal agrees that with respect to all shares of capital stock of EER that shall be held by it or beneficially owned by it, or with respect to which it shall hold voting power from time to time (“Mazal EER Shares”), it shall vote all the Mazal EER Shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The parties have agreed to certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way (“Transfer”), any of the Mazal EER Shares, to one or more third parties except to a Permitted Transferee (as defined in the Shareholders Agreement), then Mazal shall give RVB written notice of its intention to make the Transfer.

In addition, under the terms of the Shareholders Agreement, Mazal waives any rights with respect to the appointment and designation of directors to the Board of Directors of EER, pursuant to any contract, including any arrangements with any of EER shareholders and/or pursuant to that certain founders agreement dated April 6, 2000, as amended, which was made by and between Mazal and other EER shareholders. In the event that either Mazal or RVB. shall exercise its option in full in accordance with the terms of the Option Agreement, the Shareholders Agreement shall be terminated with immediate effect without any liability to the parties.

The Services Agreement

In connection with the Share Purchase Agreement, RVB, M. Stern Holdings Ltd. (“M. Stern”)and Moshe Stern (the “Consultant”) shall enter into a Services Agreement, pursuant to which M. Stern, through the Consultant, shall provide to RVB management services (“Services”). The Services shall include management services through the Consultant, who shall serve as the Business Development Consultant of RVB for its operations in Israel or abroad (the “Management Services”). The Management Services shall also include participating in the discussions and meetings of RVB, to an extent which will be reasonably required. The Services shall be subject to the RVB Board of Directors. For the Services rendered under the Services Agreement, RVB shall pay M. Stern a fixed amount of NIS 50,000 per month and NIS 5,000 for fuel and car insurance expenses + VAT. RVB shall bear all reasonable expenses required for performing the Services, including, among others, telephone, daily newspaper and abroad traveling and accommodation (the “Consideration Amount”). In addition to the Consideration Amount, RVB shall grant the Consultant with options, representing, at the closing of the Share Purchase Agreement, 3.5% of the issued and outstanding share capital of RVB, on a fully diluted basis (“Options”), taking into account the exercise of Mazal’s Put Option, according to the agreement signed between Mazal and RVB in July 3, 2011, and excluding: (i) options which shall be granted to directors, officers and employees of RVB or EER, after the execution of the Services Agreement; (ii) options which shall be granted to Greenstone in the framework of the Services Agreement; and (iii) option which shall be granted according to the Services Agreement. The Options are regulated according to certain provisions described in the Services Agreement, including the exercise price and their vesting period. The Consultant shall perform his obligations to RVB under the Services Agreement, as an independent contractor. The M. Stern shall bear all costs in connection with its obligation as employer of the Consultant, including but not limited to contributions to cover any social obligation and severance payments. The Services Agreement shall be subject to the closing of the Share Purchase Agreement and shall be valid for 30 months thereafter (“Term of the Services Agreement”). The Parties agree that such period may be extended upon a writing request, which shall be delivered to the other party no less than 90 days before the end of the Term of the Services Agreement. In the event that the Term of the Services Agreement is extended, each Party shall be entitled to terminate the Services Agreement with a 90 days prior written notice to the other Party. If RVB decides to terminate the Services Agreement prior to the Term of the Services Agreement upon any reason, M. Stern shall be entitled to receive the remaining Consideration Amount. In the event of any material breach of the Services Agreement and such breach is not cured in 14 days after the receipt of a written notice, the other part is entitled to terminate the Services Agreement.

Management Agreement

In connection with the Share Purchase Agreement, Greenstone and RVB shall enter into a Management Services Agreement, pursuant to which Greenstone shall provide to RVB management services (“Services”). The Services shall include: (i) management services through one of the officers of Greenstone who shall serve as an executive chairman of the board of directors of RVB (the “Management Services”). The Management Services shall include participating in the board meetings of RVB, participating in fund raising, important meetings and negotiations in Israel and abroad, signing corporate documents and performing other duties of the chairman of RVB's board; (ii) other management services, which may include additional directors, business and strategic consulting, etc;  (iii) office services, including company secretary; and (iv) accountant services, including book keeping, preparation of payroll, accounting, financial management and treasurer services. For the Services rendered under the Management Services Agreement, RVB shall pay Greenstone a fixed amount of NIS 25,000 per month (the “Consideration”) + VAT. In addition, at the closing of the Share Purchase Agreement, Greenstone shall be granted with not transferrable and/or assignable options, each option exercisable (cashless) for one ordinary share, nominal value NIS 1.00 of RVB, with an exercise price of USD 0.2145 each option  (the "Options"), in the amount representing, approximately 3.5% of RVB's issued and outstanding share capital as of the closing of the Share Purchase Agreement, assuming full exercise of the Put Option granted to Mazal under the Option Agreement, and without taking into consideration: (1) any options which may be granted after July 3, 2011 to directors and/or officers and/or employees of RVB or its affiliates, including EER; (2) options granted to Moshe Stern under the Services Agreement; and (3) the Options. The provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, shall not apply to the Options. RVB shall bear all reasonable costs including abroad traveling and accommodation costs which shall be required for performing the Services. The Management Services Agreement shall be subject to the closing of the Share Purchase Agreement and shall be valid for three years thereafter. Each Party shall be entitled to terminate the Management Service Agreement with a 30 days prior written notice to the other Party.

     INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION

Directors and Officers

You should be aware that certain RVB directors have the following interests in the Transaction described in this proxy statement that are different from, or are in addition to, the interests of RVB shareholders.

To RVB’s best knowledge, as of July 1, 2011, approximately 65% of the outstanding share capital of RVB is held by Greenstone, RVB's controlling shareholder. Greenstone is a significant shareholder of EER, and it holds approximately 20.75% of its share capital (and immediately prior to the closing of the Transaction shall hold approximately 30% of EER as a result of the conversion of shareholders debts granted to EER). Greenstone is therefore considered to have personal interest in the approval of the Transaction.

In addition, Yitzhak Apeloig and Yair Fudim serve on the board of directors of RVB and also serve on the board of directors of Greenstone and EER and/or of other companies affiliated with Greenstone.

Personal Interest under the Companies Law

Under Israeli law, members of a company’s board of directors having a personal interest in the approval of a transaction may not be present during discussions or vote on the proposed transaction at meetings of the board of directors or audit committee in which the proposed transaction is discussed (but he may be present for the purpose of presenting such transaction, if so required), unless the majority of the members of the board of directors or the members of the audit committee, as the case may be, have personal interest in the proposed transaction (in which case the shareholders must also approve the transaction). Under the Companies Law, “personal interest” is defined as: (1) a shareholder’s or its attorney-in-fact's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

As a result, Yitzhak Apeloig and Yair Fudim, who have personal interest in the approval of the Transaction, did not participate in the discussion or voted on the approval of the Transaction.

Personal Interests of Certain Shareholders in the Transaction

Under the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise RVB whether or not that shareholder has a personal interest in the approval of the Transaction. Each shareholder that delivers a signed proxy card to RVB must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of the Transaction. Shareholders who do not indicate whether or not they have a personal interest in the approval of the Transaction will not be eligible to vote their shares as to such proposal.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel,  Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share; (iv) the services agreement (the "Services Agreement") between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, pursuant to which Stern Holding will provide business development services to RVB, for a total  consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately  3.5% of the Company's issued and outstanding share capital, with an exercise price of US$0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the "Management Agreement"), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share.

PROPOSAL NO. 2: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER Of DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2011 FISCAL YEAR AND THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE INDEPENDENT AUDITORS' REMUNERATION.

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent auditors and have the power to authorize the Board of Directors to determine the independent auditors' remuneration.
Following the recommendation by the Company’s audit committee and the Board of Directors, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be appointed as the independent auditors of the Company for the 2011 fiscal year and the period ending at the close of the next annual general meeting. Through fiscal year 2010, KPMG Somekh Chaikin acted as independent auditors of the Company. Information on fees paid to the Company’s independent public accountants for fiscal years 2009 and 2010 may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 as filed with the Commission. KPMG has advised the audit committee that the Company and KPMG have not had any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the company for the 2011 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.”

The Board of Directors recommends that you vote FOR Proposal 2.

PROPOSAL NO. 3: RE-ELECTION OF EACH OF MESSRS. YITZHAK APELOIG, YAIR FUDIM AND GEDALIAH SHELEF AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

On March 23,2011 the Board of Directors elected the persons named below as directors to serve in place of the directors who resigned their office as part of Greenstone Industries Ltd.'s purchase of control of the Company, and the Board of Directors has nominated such persons for re-election as directors to serve until the next annual general meeting.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Each of the director nominees has certified to the Company that he complies with all requirements under the Companies Law for serving as a director. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

Yitzhak Apeloig (52) has served as a director of our Company since March 2011. Mr. Apeloig has served as chairman of the board of directors of Leader Holdings & Investments Ltd, Greenstone Industries Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd and Polar Communications Ltd. Mr. Apeloig has served as a chairman of the board of directors and CEO of Anigad Ltd. since 2005. From 2003 to 2005 Mr. Apeloig served as chairman of the board of directors of Telit Communications PLC and its main subsidiary Dai Telecom SPA, located in Italy. From 2001 to 2003 Mr. Apeloig served as CEO of Polar Infrastructures Ltd. From 1994 to 2001 Mr. Apeloig served as CFO and member of board of management of Polar Investments Ltd. From 1992 to 1994 Mr. Apeloig served as CFO and member of board of management of Magal Security Systems Ltd. Mr. Apeloig holds a B.A in Accounting and Economics from the Tel Aviv University. Mr. Apeloig has been a member of the board of directors of the following companies, among others: M.G.A.R Computerized Collection Center Ltd., Leader Hanpakot (1993) Ltd, Leader Croatia B.V, Prioricity Ltd., Dip Tech Ltd., Fumat Ltd, Technomatica Ltd.

Yair Fudim (62) has served as a director of our Company since March 2011. Mr. Fudim has served as CEO of Leader Holdings & Investments Ltd. (since April 1991)  and Greenstone Industries Ltd. (since February 2010). Mr. Fudim has served as chairman of the board of directors of Leader Capital Markets Ltd., and has been a member of the board of directors of the following companies, among others: Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., Polar Communications Ltd., Koonras Technologies Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd.. Mr. Fudim holds a BA in Economics and an MBA from the Hebrew University of Jerusalem..

Gedaliah Shelef (76) has served as a director of our Company since March 2011. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of Technion since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion-Israel Institute of Technology (the "Technion"). Between 1972 and 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: Israel Oceanographic and Limnological Research Company Ltd (1971-1976), International Association of Water Pollution Research (1976-1980), Technion (1983-1985), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef are hereby elected to serve as directors until the next annual meeting or until their respective successors are duly elected and qualified.”

PROPOSAL NO.  4: RE-ELECTION OF MS. ALICIA ROTBARD AS AN EXTERNAL DIRECTOR OF THE COMPANY.

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Alicia Rotbard has been our external director since July 2008. The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

Ms. Rotbard has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director.

Certain information concerning Ms. Alicia Rotbard appears below:

Alicia Rotbard (62) has served as an external director of our Company since July 2008.  In 1989 Ms. Rotbard founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989 she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

The Audit Committee and the Board of Directors of the Company resolved that, as of the date of Ms. Rotbard election as an external director of the Company, the Company’s external directors (which shall be at that time Alicia Rotbard and Jonathan Regev) shall be paid the maximum amount allowed under the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors) 2000, currently, an annual fee of approximately NIS 59 thousands and a participation fee of approximately NIS 3 thousands per meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that Ms. Alicia Rotbard is hereby re-elected to serve as our external director for an additional three year term effecting as of July 10, 2011.”

PROPOSAL NO. 5: APPROVAL OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY.

At the Meeting, shareholders will be asked to adopt the Amended and Restated Articles of Association effective upon shareholder approval. The Amended and Restated Articles of Association, a copy of which is attached to this Proxy Statement as Appendix F, amends our Articles of Association, among others, to:

•	simplify and clarify procedural requirements, including with respect to meetings of the Board of Directors and shareholders;

•	align certain inconsistencies between our Articles of Association and the Companies Laws, the outcome of recent amendments to the Companies law;

•
in light of recent amendments to the Companies Law and the Israeli Securities Law of 1968 (the "Securities Law"), include a provision authorizing the Company to indemnify against monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys' fees;

•	simplify the structure of the articles of association by deleting provisions that restate provisions of the Companies Law and therefore are not required; and

•	reflect an increase in the registered share capital of the Company from NIS 400,000,000 to NIS 500,000,000.

In addition, and subject to the approval of the Proposal, the Company's memorandum of association will be amended accordingly.

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that the Amended and Restated Articles of Association of the Company as attached to the Proxy Statement as Appendix A, are hereby approved and adopted."

PROPOSAL NO. 6: APPROVAL AND RATIFICATION OF THE COMPANY'S PURCHASE OF INSURANCE POLICIES OF DIRECTORS’ AND OFFICERS’ LIABILITY

On March 24, 2011, the Company obtained directors’ and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of US US$5 million until March 24, 2012 for a total premium of US$30,000 and a directors’ and officers’ liability insurance for its officers and directors, regarding claims connected to acts committed prior to March 24, 2011, with coverage in an aggregate amount of US$5 million until March 24, 2018 for a total premium of US$79,550. These directors' and officers’ liability insurance policies were reviewed and approved by the Company’s Audit Committee and the Board of Directors and are subject to the approval of the Company’s shareholder’s at the Meeting.

It is proposed to approve the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors and as presented to the shareholders, is hereby approved and ratified.”

PROPOSAL NO. 7: APPROVAL OF AMEDNDED INDEMNIFICATION AGREEMENTS BETWEEN THE COMPANY AND ITS OFFICERS AND DIRECTORS

At the Meetings, shareholders will be asked to approve the form of indemnification agreement which will be entered between the Company and its present and future directors and officers, in the form attached to this Proxy Statement as Appendix 6. This form of indemnification agreement replaces a current form of indemnification agreement that was adopted by the Company's shareholders in January 2010. In light of recent amendments both to the Companies Law and the Israeli Securities Law of 1968, it is proposed to adopt a new form of indemnification agreement that, among others, addresses these amendments and provides indemnification also against any monetary liability imposed in favor of injured parties in an administrative procedures under the Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys' fees.

Under the terms of the indemnification agreement, the total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 4,000,000 (in addition to any amounts paid under an insurance coverage).

The Audit Committee and the Board of Directors approved the proposed form of indemnification agreement, and, pending approval by the shareholders, the Company intends to enter into indemnification agreements with its directors and officers.

The Board of Directors believes that entering into indemnification agreements serves the best interests of the Company and its shareholders by strengthening its ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success. The indemnification agreements are intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

Until the entry into the new indemnification agreements in the form attached, following the approval by the Company's shareholders as proposed herein, directors' and officers' indemnification rights shall continue to be governed by the current executed indemnification agreements, previously approved by the shareholders in January 2010.

The Securities and Exchange Commission has expressed its opinion that indemnification of directors, officers and controlling persons of the Company against liabilities arising under the Securities Act, is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the form of indemnification agreement with regard to all current directors and officers, and all future directors and officers, is hereby approved."

PROPOSAL NO. 8: SUBJECT TO THE APPROVAL OF PROPOSAL NO. 4 ABOVE, APPROVAL OF GRANT TO EACH OF THE COMPANY'S DIRECTORS: GEDALIAH SHELEF, ALICIA ROTBARD AND JONATHAN REGEV, OF OPTIONS TO PURCHASE 900,000 ORDINARY SHARES OF THE COMPANY, WITH AN EXERCISE PRICE OF US$0.2145 PER SHARE

At the Meeting, shareholders will be asked to approve a grant to each of the Company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (in the event that the Company distributes dividends (not including the Dividend Distribution, which shall occur prior to the closing of the Transaction described in Proposal No. 1), the exercise price of the options shall be reduced in the amount of dividend per share, provided that the exercise price of the shares shall not be below the par value of the shares).

The grant of options herein is subject to the approval of Proposal No. 4.

The RVB Board of Directors considers that the grant of options to Gedaliah Shelef, Alicia Rotbard and Jonathan Regev will encourage them to continue their engagement with the Company, and provide them with a long-term interest in the Company’s success. Therefore, RVB board of directors considered that the grant of options herein would be in the best interest of the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, subject to the approval of Proposal No. 4 above, approval of a grant to each of the company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to the shareholders of the Company.  The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2010 and the Consolidated Statements of Income for the year then ended and will present to the Company's shareholders the Management's Report on the business of the Company for the year ended December 31, 2010.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

RVB files annual and special reports with, and furnishes other information to, the SEC. You may read and copy any reports, statements or other information we file or furnish at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

RVB is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 and in Rule 405 under the Securities Act. As a result, it files annual reports pursuant to section 13 of the Securities Exchange Act on Form 20-F and reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Securities Exchange Act regarding foreign private issuers, the annual proxy solicitations of RVB are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and transactions in its equity securities by their officers and directors are exempt from section 16 of the Securities Exchange Act.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important business and financial information about RVB to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about RVB and its finances. -

RVB FILINGS	FILING DATE
2010 annual report on Form 20-F	February 14, 2011
6-K (including the Voting Agreement, a translation of the Services Agreements, the Shareholders Agreement and the Management Agreement)	July 20, 2011

In addition, all annual reports on Form 20-F and any Form 6-K (to the extent so specified in such Form 6-K) filed with or submitted to the SEC by RVB under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement and until the date of the annual meeting shall be deemed to be incorporated by reference into this proxy statement.

 RVB has supplied all information contained or incorporated by reference in this proxy statement relating to RVB.

If you are a shareholder, RVB may have sent you some of the documents incorporated by reference, but you can obtain any of them through RVB or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement. Shareholders may obtain documents incorporated by reference in this proxy statement by requesting them in writing or by telephone from the appropriate party at the following addresses:

R.V.B. Holdings Ltd.
Platinum House, 21 Ha'arba'ah St., Tel Aviv, 64739, Israel
Attention: Ofer Naveh
Telephone Number: +972 (3) 6845500
Facsimile: +972 (3) 6845550

If you would like to request documents from RVB, please do so by August 8, 2011, 2011, to receive them before the annual meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement to vote on the Proposal. We have not authorized anyone to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated July 20, 2011. You should not assume that the information contained in the proxy statement is accurate as of any date other than such date, and the mailing of the proxy statement to shareholders shall not create any implication to the contrary.

Appendix A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the "Agreement") is entered into as of the 3 day of July, 2011, by and among (i) Greenstone Industries Ltd., a company organized under the laws of the State of Israel ("Greenstone"); (ii) S.R. Accord Ltd., a company organized under the laws of the State of Israel ("Accord"; and each  of Accord and Greenstone may also be referred to herein as a “Seller” and collectively, the “Sellers”); (iii) Mazal Resources B.V, a company organized under the laws of the Netherlands ("Mazal") (each of Mazal and the Sellers may also be referred to herein as a "Shareholder" and collectively, the "Shareholders"); (iv) R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the "Purchaser"); and (v) E.E.R Environmental Energy Resources (Israel) Ltd., a company organized under the laws of the State of Israel (the "Company").

WHEREAS
As of immediately prior to the Closing, as defined below (upon the effectuation of the respective conversions set forth in Section 6.6(c) below), each of the Shareholders shall be the owner of such number of Ordinary Shares, nominal value NIS 0.10 each, of the Company ("Ordinary Shares") as appears opposite its name in Exhibit A attached hereto (being such Shareholder's "Holdings");

WHEREAS	each of the Sellers wishes to sell to the Purchaser and the Purchaser wishes to purchase from each Seller its Holdings (collectively, the "Sellers Shares");

WHEREAS
Mazal wishes to be provided with the option to sell its Holdings to the Purchaser (a "Put Option"), and the Purchaser wishes to be provided with the option to purchase the Holdings of Mazal (a "Call Option"), all under the terms and condition set forth in the Option Agreement, as defined below, and the Purchaser wishes to grant a Put Option to Mazal, and Mazal wishes to grant a Call Option to the Purchaser, all pursuant hereto under the terms and conditions set forth in the Option Agreement;

WHEREAS
Subject to purchase of the Sellers Shares and to the execution of the Option Agreement, the Purchaser wishes to have the right to make an investment into the share capital of the Company under the terms and conditions set forth in this Agreement;

NOW THEREFORE, the parties agree as follows:

1.              PURCHASE AND SALE OF THE SELLERS SHARES.

a)           Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Sellers shall sell, transfer and assign to the Purchaser, and the Purchaser shall purchase from each of the Sellers, all right, title and interest in and to each of the Sellers' Holdings, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

b)           It is acknowledged and agreed that each of the parties hereto is liable for its undertakings, representations and warranties according to this Agreement severally and not jointly with any other party.

2.              PURCHASE PRICE.

a)   Greenstone Purchase Price. In full consideration for the sale by Greenstone of its Holdings, the Purchaser shall pay an aggregate purchase price of US$ 15,686,900 (as of August 31, 2011, this amount shall be adjusted at the Closing to account for interest on Greenstone's shareholders loan and for Greenstone's share of the Convertible Commissions accrued after August 31, 2011, to be converted into shares of EER to be sold at closing at the Price Per Share) (the "Greenstone Purchase Price"), representing a price per share of US$2.5 (the "Price Per Share").

b)           Accord Purchase Price. In full consideration for the sale by Accord of its Holdings, the Purchaser shall issue to Accord, Ordinary Shares, nominal value NIS 1.00 each of the Purchaser ("Purchaser Shares") in such number which is calculated by multiplying Accord's Holdings by 11.65 (the "Exchange Ratio"), representing a conversion ratio of 11.65 Purchaser Shares per one (1) Ordinary Share, totaling in aggregate 20,054,893 (as of August 31, 2011, this amount shall be adjusted at the Closing to account for interest on Accord's shareholders loans and for Accord's share of the Convertible Commissions accrued after August 31, 2011, to be converted into shares of EER to be sold at closing at the Exchange Ratio) Purchaser Shares (the "Exchange Shares"), free and clear of any pledge, lien, hypothecation, encumbrance , charge, claim or other security interest of any kind or character.

3.              PUT OPTION AND CALL OPTION.

Pursuant to the terms and conditions of this Agreement, at the Closing (as defined below), the Purchaser shall grant a Put Option to Mazal, and Mazal shall grant a Call Option to the Purchaser,  under the terms and conditions set forth in the Option Agreement attached as Exhibit B hereto (the "Option Agreement").

4.              CLOSING.

4.1            The closing of the transactions contemplated herein (the “Closing”) shall take place at a mutually agreeable and convenient location on the third business day following all the closing conditions set forth in Section 11 below having been fulfilled, or at such other time and place as the parties hereto  mutually agree.

4.2            At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

4.2.1         Against the sale and transfer of Greenstone's Holdings, the Purchaser shall pay the Greenstone Purchase Price to Greenstone by wire transfer according to the bank account details provided for such purpose by Greenstone.

4.2.2         Against the sale and transfer of Accord's Holdings, the Purchaser shall issue to Accord the Exchange Shares and shall have provided instruction to the Transfer Agent (AST) to process share certificates representing the Purchaser Shares registered in the name of Accord.

4.2.3         Each of the Sellers shall deliver to the Purchaser share transfer deeds evidencing the transfer to the Purchaser of the Holdings sold by such Seller, in the form attached hereto as Schedule 4.2.3 (the "Deeds"), executed by the Seller of such Holdings.

4.2.4         The Company shall deliver to the Purchaser a copy of its shareholders' register showing the registration of the Sellers' Shares in the name of the Purchaser and Mazal's Holdings in the name of the Trustee (as defined below) in accordance with Section 4.2.5 below.

4.2.5         Each of the Purchaser and Mazal shall respectively deliver the Option Agreement duly executed by such party and Mazal shall (i) deliver to the Purchaser a proxy in substantially the form attached hereto as Schedule 4.2.5(1) hereto (the "Irrevocable Proxy"), duly executed by Mazal and the Trustee, pursuant to which the Purchaser shall be irrevocably appointed as Mazal's proxy with respect to Mazal's Holdings until the Put Option or Call Option shall be exercised in accordance with the terms of the Option Agreement; and (ii) deposit Mazal's Holdings in escrow with Adv. Gidon Weinstock (the "Trustee"), who shall hold Mazal Holding's, as a trustee subject to the Irrevocable Proxy and in accordance with the trust agreement in substantially the form attached hereto as Schedule 4.2.5(2) (the "Trust Agreement").

4.2.6         The Purchaser and Mazal shall respectively sign and deliver the form of the Shareholders Agreement attached hereto as Schedule 4.2.6 (the "Shareholders Agreement").

4.2.7         The Purchaser, M. Stern Holdings Ltd. and Moshe Stern shall respectively sign and deliver the form of the consulting agreement attached hereto as Schedule 4.2.7 (the "Consulting Agreement").

4.2.8         Greenstone and Mazal shall respectively sign and deliver the form of the Voting Agreement attached hereto as Schedule 4.2.8 (the "Voting Agreement" and together with the Option Agreement, the Irrevocable Proxy, the Consulting Agreement and the Shareholders Agreement, the "Ancillary Agreements").

5.              INVESTMENT

5.1            Until the lapse of twenty four (24) months following the Closing, the Purchaser shall be provided with the opportunity at its sole and complete discretion to make an investment from time to time in the Company's share capital in an aggregate amount of  up to US$8,000,000 (Eight Million US Dollars) by purchasing from the Company Ordinary Shares at the Price Per Share (each an "Investment") by signing and delivering to the Company the subscription form attached hereto as Exhibit C ("Subscription Form") in which the Purchaser shall state the number of Ordinary Shares which the Purchaser desires to purchase and the purchase price thereof. The Ordinary Shares so elected to be purchased by the Purchaser are referred to herein as "Investment Shares".

5.2            The closings of the sale and purchase of Investment Shares (each, an "Investment Closing") shall take place on the third business day following the applicable Subscription Form being sent to the Company as set forth above. At each Investment Closing, against payment of the applicable purchase price to the Company by wire transfer, the Company shall issue the Investment Shares to the Purchaser.

5.3            At each Investment Closing the Company shall deliver to the Purchaser, validly executed share certificates representing the Investment Shares registered in the name of the Company and the Company shall deliver to the Purchaser a copy of its shareholders' register showing the registration of the applicable number of Investment Shares in the name of the Purchaser.

5.4            The transactions to take place at each Investment Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered.

5.5            Following submission of a Subscription Form as set forth above, the obligation of the Purchaser to perform the transaction to be performed at an Investment Closing shall be contingent upon the representations and warranties of the Company (and not the Shareholders) contained in the following Sections: Section 6.1 (Organization and Standing), 6.2 (Authorization) as applicable with respect to the Investment, 6.3 (Authority) as applicable with respect to the Investment, 6.4 (No Conflict) as applicable with respect to the Investment and 6.5 (Validity of the Investment Shares),  being true and correct in all material respects at the time of such Investment Closing as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, shall have been so performed and delivered, subject to non-material changes  in the ordinary course of business and/or pursuant to this Agreement or any related documents.

6.              REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company, represents and warrants to the Purchaser, as follows:

6.1           Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Israel. Other than as mentioned in Schedule 6.1, the Company has all the corporate power and authority to own and operate its properties and assets, and to carry on its business as conducted.

6.2            Authorization. All action on the part of Company necessary for the authorization of the sale and purchase contemplated hereby, including the sale and purchase of Investment Shares pursuant to this Agreement and Mazal's Holdings pursuant to the Option Agreement  shall have been taken as of the Closing and with respect to Investment Shares, as of the applicable Investment Closing.

6.3            Authority. This Agreement and the other documents to be delivered to the Purchaser herewith, at the Closing and/or at an Investment Closing by the Company, will be duly executed and delivered at the Closing and shall constitute the lawful, valid and legally binding obligation of the Company, enforceable against the Company in accordance with their terms and conditions, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally. The Company has all necessary corporate or similar power and authority: (a) to conduct its business in the manner in which its business is currently being conducted, (b) to own and use its assets in the manner in which its assets are currently owned and used and (c) to perform its obligations under any contract by which it is bound.  The copy of the Articles of Association attached hereto as Schedule 6.3 has been delivered to the Purchaser and constitutes an accurate and complete copy of the Company Articles of Association in effect on the date hereof (the "Constitutional Documents"). There has not been any violation of any of the provisions of the Company's Constitutional Documents or other charter, organizational or governing documents of the Company, and the Company has not taken any action that is inconsistent with any resolution adopted by the shareholders of the Company or the Company board of directors (including any committee thereof).

6.4            No Conflict. Neither the execution and delivery of this Agreement, the Ancillary Agreements or the Subscription Form, nor the performance by the Company of the terms hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of any: (i) judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the  Company is subject, or (ii) any agreement, contract, lease, license understanding or commitment to which the Company is a party or to which it is subject, or (iii) law applicable to the Company and/or its assets.

6.5            Validity of the Investment Shares. The sale of Investment Shares pursuant to this Agreement will not be subject at the applicable Investment Closing to any preemptive rights, rights of first refusal or other preferential or third-party rights that have not been waived, and, the Investments Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and not subject to call and will be free of any liens, charges, restrictions, pledges or encumbrances.

6.6            Capitalization.

a)       The Company has obtained funds from certain of its shareholders (each a "Lender" and collectively, the "Lenders") in the form of loans convertible into Company equity, the repayment of which remains outstanding as of the date hereof in a total aggregate amount of approximately USD 11,500,000, reflecting the principal loan amounts plus interest accrued thereon as of August 31, 2011 (as adjusted due to accruing interest after August 31, 2011, the "Convertible Loan Amount"). Other than the Convertible Loan Amount and convertible accrued guarantees commissions which the Company owes to the Sellers, in a total aggregate amount of USD 300,000 as of the date hereof (the "Convertible Commissions"), the Company is not indebted in any amount to any of its shareholders for repayment of loans and/or guarantees advanced to the Company. Upon repayment by Greenstone (to be performed on or before the date of the Closing in accordance with Section 11.1(i) below) of Company's debt of approximately US$ 2.25 million (as of the date hereof) to the Union Bank of Israel Ltd, which is secured by guarantees provided by Greenstone, the Company shall be indebted to Greenstone in an additional sum equal to such repaid debt (the "Union Bank Guarantee Debt"). Schedule 6.6(a) hereto contains a list of each Lender, such Lender's share of the Convertible Loan Amount, showing principal and interest separately, of the Convertible Commissions, and the Union Bank Guarantee Debt (all such sums as of August 31, 2011)  and the total number of Ordinary Shares receivable by such Lender for the full conversion of its share of the Convertible Loan Amount and/or the Convertible Commissions and/or the Union Bank Guarantee Debt at a conversion price per share listed in Schedule 6.6(a) (the "Conversion Price").

b)       As of the date hereof there are a total of 16,323,000 Ordinary Shares of the Company duly issued and fully paid up (excluding 1,701 dormant shares). As of the date hereof and immediately prior to the Closing (upon the completion of the conversions pursuant to Section 6.6(c) below) there are a total of 20,732,168 Ordinary Shares of the Company duly issued and fully paid up (provided that up to approximately USD 100,000 of the Convertible Loan Amount may remain unconverted and the total number of the Ordinary Shares duly issued and fully paid as of the Closing may be reduced accordingly) and, other than the options indicated in Section 6.6(e) below, there are no other securities convertible into Ordinary Shares or undertakings to issue such Ordinary Share, not reflected in such amount of the Ordinary Shares.

c)       Prior to the Closing, the Convertible Loan Amount, the Convertible Commissions and the Union Bank Guarantee Debt shall be entirely converted into a total amount of 4,409,168 Ordinary Shares, each at the respective conversion price as set forth in Schedule 6.6(a). (provided that an amount of up to approximately $100,000, may remain outstanding and unconverted).

d)       As of the Closing, there are a total of 50,000,000 shares of the Company authorized to be issued, comprised entirely of Ordinary Shares.

e)       As of the date of execution of this Agreement, there are total of non-tradable options outstanding, including those granted to employees, consultants, directors and officers in the Company, in present or in past, convertible (subject to vesting of some of these options) into 3,651,333 Ordinary Shares, as more fully described in Schedule 6.6(e). At the Closing or approximately thereafter, 1,936,000 of the outstanding options will be cancelled subject to the consent of each optionee.

f)       Schedule 6.6(f) hereto contains a capitalization table reflecting each holder of securities of the Company, and the number of shares held by each immediately prior to the Closing and immediately after the Closing, on an issued and outstanding basis and on a fully diluted basis.  Except as set forth in Schedule 6.6(f), there are no other outstanding subscriptions, options, warrants, calls, contacts, demands, commitments, convertible securities rights (including conversion, or preemptive rights) agreements or arrangements of any character or nature whatever, other than this Agreement, for the purchase or acquisition from the Company of any shares or other beneficial, economic or voting interest in the Company.

g)       Except as set forth in the Company's Articles of Association and in Schedule 6.6(g), there are no shareholders agreements or arrangements which are in effect as of the date hereof, in writing or otherwise, between the shareholders of the Company, to the knowledge of the Company, or between the Company and any of its shareholders. Other than as mentioned otherwise in this Agreement or in the schedules hereto,  all of the outstanding shares of the Company have been duly authorized and validly issued, are fully paid and not subject to call, and were issued in compliance with all applicable Israeli companies and securities laws.

h)       The Company is not obligated (contingently or otherwise) to purchase, redeem or otherwise acquire any shares, any other securities of the Company or any interest therein or to make any distributions with respect to its shares, except as set forth in the Company's Articles of Association.

6.7            Subsidiaries. Other than as mentioned in Schedule 6.7, the Company does not currently own or control, directly or indirectly, any other corporation, association, partnership, or other business entity (the "Subsidiaries"). The Subsidiaries do not have any material activity to the business of the Company and have no liabilities or debts, whether or not accrued, existing, contingent or otherwise other than as described in the Financial Statements.

6.8            Compliance with Other Instruments.  Other than as mentioned in Schedule 6.8, the Company is not in violation of any material provisions of (a) its organizational documents as in effect on and as of the date of this Agreement, or (b) any judgment, decree, order, agreement or arrangement by which it is bound or any statute, rule or regulation applicable to the Company, except, in each such case, where such violation has not had and could not reasonably be expected to have a Material Adverse Effect on the Company' financial condition, properties,  or its business.

6.9            Contracts and Commitments.  Schedule 6.9 contains a true and complete list of all material contracts, agreements and instruments to which the Company is a party and which shall be in effect immediately following Closing. Other than as mentioned in Schedule 6.9, all of such contracts, agreements and instruments are valid, binding and in full force and effect, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. Neither the Company nor, to the best knowledge of the Company, any other party thereto, is in breach thereof. To the best knowledge of the Company and subject to Schedule 6.9, no circumstances exist which would reasonably be expected to modify the material terms of any such contract.

6.10           Patents, Trademarks and Intellectual Property

a)       The Company's patents and patent applications used in the conduct of its business as presently conducted as of the date hereof are as described in the letter attached hereto as Schedule 6.10(i) (the "Patents"), which letter was issued by the law firm of Luzzatto & Luzzatto on June 28, 2011 (the "Luzzatto Opinion"). Without derogating from the foregoing, to the best knowledge of the Company there have been no material changes pertaining to the subject matter of the Luzzatto Opinion and the conclusions therein. Except as set forth in Schedule 6.10(i), the information provided by the Company and the assumptions and the facts relied on for the purpose of the Luzzatto Opinion, as well as the actions taken or to be taken, as indicated in the Luzzatto Opinion, including with respect of Section 2-3 in the last page thereof, are true and correct. To the best of the Company's knowledge it owns and has developed, or has the right to use, free and clear of all liens, charges, claims and restrictions (other than liens specified in Schedule 6.10(ii) – provided that at the Closing, the pledges and liens listed in item (1)-(3) in Schedule 6.10(ii) (shall be without force and effect and the Company shall have submitted the necessary documents with the relevant authorities for the purpose of removing such liens/pledges from the records thereof), all Patents, without, to the knowledge of the Company, infringing upon or otherwise acting adversely to the right or claimed right of any other person or entity under or with respect to the foregoing which would reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company, nor, to its knowledge, any employee or consultant of the Company, has received  any communications alleging that the Company or an employee or consultant of the Company has violated, patents of other persons or entities. To the Company's best knowledge it has good title and ownership of all Patents, trademarks, service marks, trade names, copyrights, trade secrets, proprietary rights and processes necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with or infringement of the rights of others. It is hereby clarified that the Company makes no representations with regard to feasibility and/or readiness for commercial use of the technology contemplated in the Patents.

b)       The Company has not received any written communications, and the Company is not aware of any oral communications, alleging that the Company has violated or, by conducting its business as currently proposed, would violate, any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other proprietary rights of any other individual or entity.

6.11           Taxes.

a) The Company has withheld and paid all taxes it is required to withhold and pay under Israeli tax laws as and when the same were due to be withheld and paid. The Company has duly and timely filed all required reports and documents with the applicable tax authorities and did not receive and is not aware of any claims, demands and/or investigations of any tax authority with respect thereto or with respect to the Company. As used herein, “Tax” or “Taxes” means all taxes (including income tax, payroll tax, sales tax, use tax, property tax, VAT tax), assessments, fees, levies, imposts, duties, penalties, deductions, withholdings or other charges of any nature whatsoever from time to time or at any time imposed by any law or regulation applicable to the Company.

b) The Company has not made any tax election or failed to make any tax election that has had or could reasonably be expected to have a Material Adverse Effect (as defined below).

6.12           Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under the Agreement.

6.13           Litigation. There is no claim, action, suit, proceeding or investigation pending or, to the Company's best knowledge, currently threatened against the Company, any of its properties, or any director or officer of the Company that questions the validity of this Agreement, or the right of the Company to enter into and/or adopt such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any Material Adverse Effect in the assets or financial condition of the Company.

6.14           Financial Statements.

6.14.1
The Purchaser has been furnished with the Company's audited financial statements as of and for the year ended December 31, 2010 and with the Company's unaudited financial statements as of and for the quarter ended March 31, 2011 (the “Financial Statements”). The Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with International Financial Reporting Standards ("IFRS") consistently applied, and fairly and accurately present in all material respects the financial position of the Company as of such dates and the results of its operations for the periods then ended.

6.14.2	Absence of Changes. Since March 31, 2011 there has not been:

(i)
any material and adverse effect on the assets, liabilities or financial condition of the Company, excluding any effect resulting or arising from: (a) any change in any law or interpretation thereof by a governmental entity, (b) any change in interest rates, commodities pricing or general economic conditions in the industries or markets the Company operates,  (c) the entry into or announcement of this Agreement and any related document or the other transactions contemplated by this Agreement, or (d) any action taken by the Purchaser  (a "Material Adverse Effect"); or

(ii)	To the knowledge of the Company, any event or condition of any character which may be reasonably expected to cause a Material Adverse Effect.

6.15           Ownership of Assets.  Except as set forth in Schedule 6.15, the Company has good and marketable title to the properties and assets, both real and personal, tangible and intangible, which are material to the business of the Company, and such properties and assets are not subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance or charge. At the Closing, the pledges and liens listed in Schedule 6.15 (other than as otherwise mentioned in Schedule 6.15) shall be without force and effect and the Company shall have submitted the necessary documents with the relevant authorities for the purpose of removing such liens/pledges from the records thereof. Except as set forth in Schedule 6.15, the Company is not in default or breach of any provision of its leases and holds a valid leasehold or license in the property it leases. To the Company' knowledge, the Company's shareholders do not own, hold or possess any property, whether tangible or intangible, which is material, individually or in the aggregate, to the assets, properties, conditions or business of the Company.

6.16           Interested Party Transaction. Except as set forth in Schedule 6.16(a), no officer, director or shareholder thereof, or any affiliate of any such person or entity, has, either directly or indirectly, an interest in any person or entity which (i) owns, directly or indirectly, any debt, equity or other interest or investment in any corporation, association or other entity which is a competitor, lessor, lessee, customer, supplier or advertiser of the Company; (ii) is involved in any business arrangement or relationship with the Company, which is material to the Company or its business; (iii) has any cause of action or other claim whatsoever against or owes any amount to, or is owed any amount by the Company; (iv) has any interest in or owns any property or right, including intellectual property, material to the Company in the conduct of its business as presently conducted; or (v) has lent or advanced any money to, or borrowed any money from, or guaranteed or otherwise become liable for any indebtedness or other obligations of the Company which is outstanding as of the date hereof. Other than pursuant to this Agreement and any Ancillary Agreements and except as set forth in Schedule 6.16(b), (i) there are no existing arrangements or proposed transactions between the Company and any officer, director, or holder of share capital of the Company, or any affiliate or associate of any such person which shall be in effect immediately following the Closing and (ii) no employee, shareholder, officer, or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, which indebtedness shall be outstanding at Closing. For avoidance of doubt, excluded from the representations above (a) any loans, guarantees or other transactions or arrangements to be converted or otherwise repaid or terminated on or before the Closing and (b) any options mentioned in Schedule 6(e) which were issued to officers or directors of the Company, or any affiliate of such person or entity.

6.17           Environmental Matters. Except as set forth in Schedule 6.17 and except for those matters that would not reasonably be expected to have a Material Adverse Effect, the Company (a) to its best knowledge, is in compliance with all Environmental Laws and (b) has not received any written notice, report or other information regarding any actual or alleged violation of any Environmental Law, including any investigatory, remedial or corrective obligations, relating to the Company or its facilities arising under any Environmental Law.  Except as set forth in Schedule 6.17, there is not now and has not been any hazardous substances used in the last five years, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about or emanating from or to, any property currently or previously owned, leased or operated by Company, except in compliance with all applicable Environmental Laws. "Environmental Law" means any applicable law which regulates or relates to (i) the protection or clean up of the environment; (ii) the use, treatment, storage, transportation, handling, disposal or release of hazardous substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (iii) the health and safety of persons or property, including protection of the health and safety of employees.

7              REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each of the Shareholders represents and warrants to the Purchaser, with respect only to itself, severally and not jointly with any other Shareholder and/or the Company, as follows:

7.1            Authorization. This Agreement and the other documents to be delivered to the Purchaser at the Closing or thereafter, will be duly executed and delivered at the Closing and shall constitute the lawful, valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with their terms and conditions except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

7.2            No Conflict. Neither the execution and delivery of this Agreement, nor the performance by the Shareholders of the terms hereof, and/or of the terms of the Ancillary Agreements,  will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of any: (i) judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the applicable Shareholders, or the Company is subject, or (ii) any agreement, contract, lease, license understanding or commitment to which the applicable Shareholder or the Company is a party or to which it is subject, or (iii) applicable laws.

7.3            Ownership. As of the Closing, it exclusively owns its respective Holdings (and any right in connection therewith), free and clear of any restrictions on transfer (other than any restrictions under the Company's Articles of Association and that certain agreement dated April 6, 2000 by and between Greenstone (formerly Urdan Industries Ltd), Accord (formerly Shrem, Fudim, Kelner & Co Ltd.) and AMV Group (as defined thereof), as amended by that certain addendum agreement dated December 2003 by and between Greenstone, Accord, Mazal, Kestrel Pacific, EBN Korea Ltd. and the Company as in effect at the date hereof which shall be satisfied prior to the Closing). At the Closing, its Holdings shall be duly authorized, validly issued, fully paid, non assessable, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

7.4            Convertible Loans. Its share in the Convertible Loan Amount, the Convertible Commissions and the Union Bank Guarantee Debt is as set forth in Schedule 6.6(a), which share shall have been converted into Ordinary Shares prior to the Closing, the resulting conversion shares to be an integral part of its Holdings, and other than such amounts the Company is not indebted to it in any amount for repayment of loans and/or guarantees advanced to the Company.

7.5           Confirmation of the Company's Representations.

a)             The Company's representations and warranties as set forth in Sections 6.1 ("Organization and Standing"), 6.2 ("Authorization"), 6.6 ("Capitalization") and 6.14 ("Financial Statements") are true and correct in all respects (provided that any qualification as to knowledge of the Company shall be so qualified with respect to the representation and warranty made by the Shareholders pursuant to this Section 7.5).

b)             Without derogating from Section 7.5(a) above or other representations and warranties set forth under this Section 7, to its best knowledge, all representations and warranties of the Company as set forth in Section 6 above (other than the representation indicated in Section 7.5 above which are as stated therein) are true and correct in all material respects.

8      REPRESENTATIONS AND WARRANTIES OF THE PURCHASER TO THE SHAREHOLDERS AND TO THE COMPANY. The Purchaser represents and warrants to the Shareholders and to the Company, as follows:

8.1            Authority; Binding Agreement.  The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement, the Ancillary Agreements and any other documents to be delivered at the Closing, and to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by the Purchaser and constitutes the legal and binding obligation thereof, enforceable against the Purchaser in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Purchaser has all necessary corporate or similar power and authority: (a) to conduct its business in the manner in which its business is currently being conducted, (b) to own and use its assets in the manner in which its assets are currently owned and used and (c) to perform its obligations under any contract by which it is bound.

8.2    Investment Representations.

 a)           The Purchaser is acquiring the Sellers Shares and the Investment Shares for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933, as amended.

 b)           The Purchaser understands that the Sellers Shares and the Investment Shares must be held unless subsequently registered under the Securities Act of 1933, as amended or unless an exemption from registration is otherwise available.

8.3            Subject to the Company's and the Shareholders' representations and warranties as set forth in Sections 6 and 7 (respectively), the Purchaser acknowledges that it is aware of the Company's business, affairs and financial condition and to its knowledge the information it has received is sufficient to allow the Purchaser to reach an informed decision to receive the Holdings of each of the Shareholders hereto (including in connection with the Option Agreement) in exchange for the consideration paid by the Purchaser therefor.

9                REPRESENTATIONS AND WARRANTIES OF ACCORD TO THE PURCHASER.

Accord represents and warrants to the Purchaser, with respect only to itself, severally and not jointly with any other Shareholder, as follows:

9.1             Subject to the Purchaser's representations and warranties as set forth in Section 8 above and Section 10 below, Accord acknowledges that it is aware of the Purchaser’s business, affairs and financial condition and has received all the information it considers material in determining whether to receive the Exchange Shares as payment for its Holdings and further acknowledges that such information is sufficient to allow Accord to reach an informed decision to receive the Exchange Shares as payment for its Holdings.

9.2             Accord is acquiring the Exchange Shares for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933, as amended.

9.3             Accord understands that the Exchange Shares must be held unless subsequently registered under the Securities Act of 1933, as amended or unless an exemption from registration is otherwise available.

10              REPRESENTATIONS AND WARRANTIES OF THE PURCHASER TO ACCORD AND MAZAL.

The Purchaser represents and warrants solely to Accord and Mazal, as follows:

10.1           Authorization. All corporate actions on the part of the Purchaser and its directors necessary for the authorization, sale, issuance and delivery of the Exchange Shares, have been taken or will be taken prior to the Closing. The Exchange Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable. The Exchange Shares will be, upon their issuance, free and clear of any liens or encumbrances or other rights of third parties.

10.2           Ownership, The Exchange Shares are duly authorized, validly issued, fully paid and non-assessable. At the Closing, the Exchange Shares shall be free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

10.3           Capitalization. As of the date hereof, there are a total of 400,000,000 shares of the Purchaser authorized to be issued, comprised entirely of Purchaser ordinary shares, nominal value NIS 1.00 each, of which 117,970,535 shares (excluding 930,000 dormant shares) are duly issued and fully paid up and 122,770,535 Purchaser ordinary shares are outstanding on a fully diluted basis.  Schedule 10.3 hereto contains a capitalization table reflecting to the best knowledge of the Purchaser each holder of more than 5% of the issued capital stock of the Company, and the number of shares held by each immediately prior to signing of this Agreement. There are no other outstanding subscriptions, options, warrants, calls, contacts, demands, commitments, convertible securities rights (including conversion, or preemptive rights) agreements or arrangements of any character or nature whatever, other than this Agreement, for the purchase or acquisition from the Purchaser of any shares or other beneficial, economic or voting interest in the Company, except as set forth in Schedule 10.3. The foregoing does not include the options to purchase shares of the Purchaser approved by the Company on June 29, 2011 to be granted to certain of its employees, service providers and directors,

10.4          Financial Statements; Cash Reserves. The Purchaser has furnished the Shareholders with the Purchaser's audited financial statements as of and for the year ended December 31, 2010 (the “Purchaser's Financial Statements”). The Purchaser's Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Purchaser and have been prepared in accordance with International Financial Reporting Standards (IFRS) consistently applied, and fairly and accurately present in all material respects the financial position of the Purchaser as of such dates and the results of its operations and cash flows for the periods then ended. Subject to the remainder of this Section 10.4 below, since December 31, 2010 there has not been a material adverse change in Purchaser's financial situation. The foregoing notwithstanding effective immediately prior to the Closing and contingent thereupon, the Purchaser may distribute a cash dividend to its shareholders, the effective day thereof will be prior to Closing, such that at the Closing the cash reserves of the Purchaser shall be approximately USD 8 million, as may be reduced by reasonable expenses incurred in the ordinary course of business after signing the Agreement and any sum paid to Greenstone under the last paragraph of Section 13.2 below (with respect to an investment in the Company during the period between signing and Closing).

10.5           Subsidiaries. The Purchaser does not currently own or control, directly or indirectly, any other corporation, association, partnership, or other business entity.

10.6           Compliance with Other Instruments.  The Purchaser is not in violation of any material provisions of (a) its organizational documents as in effect on and as of the date of this Agreement, or (b) any judgment, decree, order, agreement or arrangement by which it is bound or any statute, rule or regulation applicable to the Purchaser, except, in each such case, where such violation has not had and could not reasonably be expected to have a Material Adverse Effect on the Purchaser's financial condition, properties, business prospects as currently proposed to be, or its business.

10.7           Material Contracts and Commitments.  Other then the contracts described in the Purchaser's annual report as filed with the Securities and Exchange Commission there are no contracts to which the Purchaser is a party or by which it is bound other than this Agreement and the related documents which are material to the Company's business operations.

10.8           Litigation. There is no claim, action, suit, proceeding or investigation pending or, to the Purchaser's best knowledge, currently threatened against the Purchaser, any of its properties, or any director or officer of the Purchaser that questions the validity of this Agreement, or the right of the Purchaser to enter into and/or adopt such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets or financial condition of the Purchaser.

10.9           Interested Party Transaction. Other than pursuant to this Agreement and the Ancillary Agreements, no officer, director or shareholder of above 5% of the share capital of the Purchaser, or any affiliate of any such person or entity, has either directly or indirectly, an interest in any person or entity which (i) owns, directly or indirectly, any debt, equity or other interest or investment in any corporation, association or other entity which is a competitor, lessor, lessee, customer, supplier or advertiser of the Purchaser; (ii) is involved in any business arrangement or relationship with the Purchaser, which is material to the Purchase or its business; (iii) has any cause of action or other claim whatsoever against or owes any amount to, or is owed any amount by the Purchaser; (iv) has any interest in or owns any property or right, including intellectual property, material to the Purchaser in the conduct of its business as presently conducted; or (v) has lent or advanced any money to, or borrowed any money from, or guaranteed or otherwise become liable for any indebtedness or other obligations of the Purchaser which is outstanding as of the date hereof. Other than pursuant to this Agreement and the services agreement contemplated to be entered into between the Purchaser and Greenstone), (i) there are no existing arrangements or proposed transactions between the Purchaser and any officer, director, or holder of share capital of the Purchaser, or any affiliate or associate of any such person and (ii) no employee, shareholder, officer, or director of the Purchaser is indebted to the Purchaser, nor is the Purchaser indebted (or committed to make loans or extend or guarantee credit) to any of them.

11              CONDITIONS TO CLOSING.

11.1           The Purchaser’s obligation to consummate the purchase of the Sellers Shares hereunder and the grant of a Put Option to Mazal pursuant to the Option Agreement, is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Purchaser subject to applicable law):

  a)           Subject to non-material changes in the ordinary course of business and/or pursuant to this Agreement or any related documents, all representations and warranties of the Shareholders and the Company, as the case may be, contained herein shall be true and correct in all material respects at the time of the Closing as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, including the Deeds, shall have been so performed and delivered.

  b)           The Company shall have registered the transfer of the Sellers Shares in the Company's Shareholders Register, followed by the delivery of a copy of such register to the Purchaser.

  c)           The Purchaser shall have received the Capitalization Legal Opinion, in substantially the form attached hereto as Schedule 11.1(c) dated as of the Closing and signed by J. Zaltzman, Gilat, Knoller, Graus, Salomon & Co. Law Offices, counsel to the Company.

  d)           The Purchaser's Board of Directors, Audit Committee and shareholders respectively shall have duly approved the transactions contemplated hereby in accordance with Sections 270(4) and 275 of the Israeli Companies Law – 1999.

  e)           The Company shall have received copies of all third party waivers, consents and approvals necessary, for the execution, delivery and performance of this Agreement, including without limitation the approval of  (i) the Office of the Chief Scientist at the Israeli Ministry of Industry, Trade and Labor; and (ii) Bank Leumi L'Israel Ltd. (the "Bank").

  f)            The Company shall have received duly executed notices of resignation of any individuals from serving as members of the Company’s board of directors as may have been requested in writing by the Purchaser at least 3 days before the Closing.

  g)           That certain Founders Agreement dated April 6, 2000, as amended (including by that certain Addendum Agreement made as an addendum thereto in 2003), which was made by and between a Shareholder and other Company shareholders (the "Founders Agreement") shall have been duly terminated in accordance with its terms and such termination shall be in effect at the Closing.

  h)           The Purchaser shall have caused the Bank to release the Sellers from all their obligations according to the guarantees provided by the Sellers to the Bank, with regard to the Company's debt of USD 714,000 plus interest as the date hereof.

  i)            Greenstone shall have repaid the Company's debt of approximately US$ 2.25 million (as of the date hereof) to the Union Bank of Israel Ltd.

  j)            The Convertible Loan Amount, the Convertible Commissions and the Union Bank Guarantee Debt shall have been converted into Ordinary Shares in accordance with Section 6.6(c) above.

11.2           The Sellers' obligations to consummate the sale of their respective Holdings hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the relevant Seller subject to applicable law):

  a)           All representations and warranties of the Purchaser contained herein shall be true and correct in all material respects at the time of the Closing (subject to changes in ordinary course of business) as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, shall have been so performed and delivered.

  b)           The Company's Board of Directors and shareholders respectively shall have duly approved in accordance with Section 272 of the Israeli Companies Law – 1999 the transactions contemplated hereby and the conversion of the Shareholders' shares in the Convertible Loans, in the Convertible Commissions and in the Union Bank Guarantee Debt in accordance with Section 6.6(c) above.

12             SURVIVAL OF WARRANTIES; INDEMNIFICATION; LIMITATION OF LIABILITY

12.1           Indemnification. The Purchaser shall have the right to rely fully upon all representations, warranties and covenants of the Company in this Agreement. The Company shall hold harmless and indemnify the Purchaser from and against any liability, loss, damage, injury, diminution in value, settlement, award, fine, penalty, interest, tax, deficiency, assessment, judgment, remediation and reasonable costs, fees or expenses (including reasonable attorney, consultant and expert fees and expenses) ("Damages") that are directly suffered or incurred by the Purchaser or to which the Purchaser may otherwise become subject (regardless of whether or not such Damages relate to any third party claim) and that arise from or as a result of, or are directly connected with: (A) any inaccuracy in or breach of any representation or warranty of the Company  hereunder; (B) any breach of any covenant or obligation of the Company hereunder; (C) any proceeding relating to any inaccuracy or breach of the type referred to in clause (A) or (B) above (including any proceeding commenced by the Purchaser for the purpose of enforcing any of its rights under this Section 12) or (D) any cause of action, provided such cause of action was not disclosed by the Company hereunder, relating to the Company relating to the period prior to Closing.

The Purchaser shall have the right to rely fully upon all representations, warranties and covenants of the Shareholders in this Agreement. The Shareholders, severally and not jointly, shall hold harmless and indemnify the Purchaser from and against any Damage that are directly suffered or incurred by the Purchaser or to which the Purchaser may otherwise become subject and that arise from or as a result of, or are directly connected with: (A) any inaccuracy in or breach of any representation or warranty of such Shareholder (as the case may be) hereunder; (B) any breach of any covenant or obligation of such Shareholder (as the case may be) hereunder ; (C) any proceeding relating to any inaccuracy or breach of the type referred to in clause (A) or (B) above (including any proceeding commenced by the Purchaser for the purpose of enforcing any of its rights under this Section 12) or (D) any cause of action, provided such cause of action was not disclosed by the Company hereunder,  relating to the Company relating to the period prior to Closing.

Notwithstanding anything to the contrary hereunder, the several liability of each Shareholders with respect to indemnification for Damages pursuant to this Section 12.1 shall be according to their Pro Rata Portion. "Pro Rata Portion" means, the percentage of the Ordinary Shares held by each Shareholder out of the total aggregate Holdings, i.e. : Greenstone  approximately 50%, Mazal approximately 36% and Accord approximately 14%.. It is further clarified, acknowledged and agreed that each of the Shareholders and the Company shall be severally liable for Damages with respect to any breach and/or inaccuracy as set forth in this Section 12.1 of any such a covenant and/or representation made thereby, to the extent not explicitly limited herein, and the Purchaser shall be entitled to make a claim for Damages pursuant to this Section 12.1, severally against each Shareholder and/or the Company and in any order of priority, at the Purchaser's complete and sole discretion.

12.2           Limitations on Indemnity.

12.2.1
For avoidance of doubt, the Shareholders and the Purchaser shall not be entitled to recover any indirect or consequential damages, losses or expenses. For avoidance of doubt nothing set forth under this Section 12.2 shall apply with respect to the Investment and the representations and warranties applicable thereto as set forth under Section 5.5 above and shall have not consequence with respect thereto.

12.2.2
Subject to Section 12.2.5 below, a demand for indemnification under this section 12 can be made by no later than December 31, 2012 (the "Expiration Date"). All the representations and warranties of the Company and the Shareholders contained in Sections 6 and/or 7 of this Agreement shall survive solely until the Expiration Date and expire thereon except as set forth in Section 12.2.5 below (which representations, warranties shall survive in accordance therewith), and only to such extent. For avoidance of doubt the above shall not derogate from the Purchaser's right for indemnification under a demand for indemnification from the Company and/or its Shareholders made on or prior to the Expiration Date pursuant to this Section 12.2.

12.2.3
The Purchaser shall not be entitled to recover for any Damages from the Company or from a Shareholder until such time as the Damages claimed by the Purchaser in the aggregate exceed an amount equal to $200,000 (the "Damage Threshold"), at which time the Purchaser shall be entitled to be indemnified against and compensated and reimbursed for such Damages, including the amount of the Damage Threshold subject to Section 12.2.4 below.

12.2.4	The total liability of the Shareholders shall be limited in the aggregate to $5,000,000 and the total liability of each Shareholder shall be limited to its Pro Rata Portion of such amount.

12.2.5
Without derogating from Section 12.5 below, it is clarified acknowledged and agreed that notwithstanding anything to the contrary the limitations set forth under this Section 12 will not apply with respect to indemnity for Damages resulting from any breach of: (i) the respective Shareholder's representations under section 7.3 above ("Ownership")  and the representation under Section 7.5 as it relates to Section 6.6(b), (ii) the Company's representation under Section 6.5 above  ("Validity of the Investment Shares"), representation under Section 6.6 ("Capitalization") and claims based upon or arising out of fraud or intentional misrepresentation shall be in no way limited or restricted by the provisions of this Agreement.

12.3           If any claim, suit, action or other proceeding to which the indemnity set forth herein applies is brought against the Purchaser and/or the Company for which the Purchaser wishes to claim indemnification from the Company and/or any of the Shareholders (the "Indemnifying Parties"), then the Purchaser and/or the Company shall give the Indemnifying Parties prompt notice of same. The Indemnifying Parties may promptly assume the defense of the Purchaser with counsel reasonably satisfactory to the Purchaser, and in this case the fees and expenses of such counsel shall be at the sole cost and expense of Indemnifying Parties, provided that the Purchaser shall reasonably cooperate in such defense. The Purchaser and/or the Company may not adjust, settle or compromise any claim, suit, action or other proceedings brought against it to which the indemnity set forth herein applies without the prior consent of Indemnifying Parties.

12.4           Sole and Exclusive Remedy.  From and after the Closing Date, unless otherwise stated herein, with the exception of remedies based on fraud or intentional misconduct, the remedies set forth in this Article 12 shall be the sole and exclusive directly or indirectly financial remedy for any action arising out of this Agreement.

12.5           Notwithstanding anything to the contrary hereunder, it is clarified that any liability created by the Shareholders' obligations under this Agreement, including to indemnify the Purchaser hereunder shall be that of the Shareholders alone, in the manner set forth above, and such obligations pursuant to this Agreement, including in this Article 12, in no case whatsoever entitle the Purchaser or any party on its behalf to recover any liability, loss, damage, injury, diminution in value, settlement, award, fine, penalty, interest, tax, deficiency, assessment, judgment, remediation, costs, fees or expenses from the directors and/or officers and/or shareholders of any of the Shareholders.

12.6           Without derogating from Mazal's undertakings pursuant to this Agreement and subject to the terms of the Option Agreement, Mazal's Holdings, deposited with the Trustee shall be fixed as collateral for securing Mazal's undertakings hereunder. Mazal's Holdings will be held by the Trustee pursuant to and in accordance with the trust agreement attached as Schedule 4.2.5(2) hereto.

13             Pre-Closing Actions; Sale and Purchase at Closing.

Pre-Closing Actions:  Prior to the Closing, the following actions shall be taken:

13.1           Each of the parties hereto will use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions to Closing set forth above), including using all commercially reasonable efforts to obtain consents of all third parties necessary, proper, advisable or reasonably requested for the consummation of the transactions contemplated by this Agreement which are under the control and responsibility of such party, if not obtained as of the date hereof. If at any time after the date upon which the Closing takes place (the "Closing Date") any further action is necessary by a certain party or parties hereto to carry out the purposes of this Agreement, the relevant party hereto shall use its reasonable commercial efforts to take all such necessary actions.

13.2           From the date of signature hereof until the earlier of (i) the termination of this Agreement and (ii) the Closing Date (except with the prior written consent of Purchaser and except as explicitly provided to be performed hereunder):

(i)	The Company shall carry on its business in the ordinary course in the same manner as heretofore conducted.

(ii)	The Company shall maintain books, records and accounts in accordance with IFRS, consistent with past practice.

(iii)
The Company shall not enter into any contract, agreement or arrangement of any sort, whether written or oral, involving or giving rise to a liability, obligation, debt, indebtedness, expense or cost exceeding in the aggregate USD $10,000.

(iv)
The company shall not enter into any settlement with any person giving rise to a liability, obligation, debt, indebtedness, expense or cost exceeding USD $10,000 in the aggregate, or waive any right, claim or proceeding against any Person for an amount exceeding USD $10,000 in the aggregate.

(v)
The Company shall not enter into any guarantee, indemnity or other agreement to secure or otherwise incur financial or other obligations, in each case, to the extent intended to secure any debt, obligation or commitment of any third party made to any person (including to secure any debt, obligation or commitment of the Sellers or any affiliates thereof).

(vi)
The Company shall not change the terms and conditions of employment (including remuneration, fringe benefits, insurance, etc.) of any of its employees, other than as required by applicable law, in the ordinary course of business, or in connection with the acceleration or termination of options.

(vii)	The Company shall not acquire or agree to acquire any share or other interest in any company, partnership, joint venture or other business organization.

(viii)
The Company shall not create, issue or allot any options, shares, or other securities, other than in connection with the exercise of outstanding securities, options, and warrants and not to amend the terms of any existing options or other securities, except in connection with the acceleration of vesting of existing options.

(ix)
The Company shall not declare, pay or agree to pay any dividend, interim dividend or any other payment or distribution of any assets or property (including any sales at undervalue or any purchases at overvalue) to its shareholders.

(x)	The Company shall not make any change to its accounting practices and/or policies, except if such change is required in accordance with applicable law or with IFRS.

(xi)	The Company shall not agree or commit, whether in writing or otherwise, to any of the foregoing.

It is agreed, subject in each case to the prior approval of the Purchaser and the full and accurate disclosure by the Company thereto as to the applicable material terms, that notwithstanding anything the contrary in the Agreement, including in this Section 13 above, the Company shall not be prevented by the terms of this Agreement and shall not be deemed to have breached the terms of this Agreement, if, following two (2) months after the signing of this Agreement and prior to the Closing Date, the Company shall obtain financing  from time to time from any of its existing shareholders or a third party approved in advance by Purchaser as may be necessary for enabling its operations during such time period, but not more than $1,000,000 in the aggregate, by means of equity investments or loans convertible into equity, provided that in each case the equity shall solely be Ordinary Shares and the price per share of any Ordinary Shares issued in connection therewith shall be the Price Per Share or such higher price acceptable to the Purchaser and further provided that any such loans shall be fully converted into Ordinary Shares prior to the Closing. In the event such financing shall be provided by a Shareholder, any Ordinary Shares issued thereto shall  be deemed added to and included as part of such Shareholder's Holdings for all intents and purposes and, if the financing shall be provided by Greenstone, the Greenstone Purchase Price shall be adjusted accordingly. In the event that the financing shall be provided by a third party, such third party shall be required to enter into an agreement approved by Purchaser for the sale of all its Ordinary Shares to the Purchaser under the same terms as the sale by Accord hereunder.

14             TERMINATION.

Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated or the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by any party hereto if the Closing shall not have occurred, since any of the conditions precedent to Closing, set forth in Section 11 above shall not have been fulfilled by 31.12.2011 or at such other time as the parties hereto  mutually agree (the “Drop Date”); provided, that no party may terminate this Agreement pursuant to this Section 14, if such party's failure to fulfill any of its obligations under this Agreement or to effect the satisfaction of any of the conditions set forth herein shall have caused the Closing not to have occurred on or before said date.

15            WAIVER OF SHAREHOLDERS RIGHTS. Each of the Shareholders hereby irrevocably waives, on behalf of itself, its successors, direct and indirect shareholders, and assigns, any and all rights, entitlements and claims it may have with respect specifically to the appointment and designation of directors to the board of directors of the Company, pursuant to any arrangement, promise and or contract, whether written or oral, including any arrangements with any of the Company shareholders and/or pursuant to that certain Founders Agreement dated April 6, 2000, as amended, which was made by and between a Shareholder and other Company shareholders. The Shareholders further agree that they will not take any action in contravention with this Section 15 and any such right waived herein and to which they would have otherwise been entitled as of the date hereof, shall be null and void with no further force an effect following the Closing.

16             MISCELLANEOUS.

16.1           Governing Law; Jurisdiction.  The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

16.2           Successors and Assigns.  Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

16.3           Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by all the parties hereto.

16.4           Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be telecopied, sent by electronic mail or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the parties shall have furnished to each other in writing in accordance with this provision:

if to Greenstone:

21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

with a copy to:
Adi Zaltzman, Adv.
J. Zaltzman, Gilat, Knoller, Graus, Salomon & Co.
Rubinstein House, 20 Lincoln Street, Tel-Aviv 67134, Israel
Tel: +972-3-7611611

if to Accord

21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Hilla Zisapel, Deputy CEO & General Counsel
Tel: + 972-3-6845528

if to Mazal

16 Tsamarot Street, Apt. 91
Herzelia, Israel
Attn: Moshe Stern

with a copy to:
Gidon Weinstock, Adv.
Weinstock Zecler & Co.
5 Azrieli Center, Tel-Aviv, Israel
972-3-696-4222

if to the Purchaser:

21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: CEO

with a copy to:

Aya Yoffe, Adv. & Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

if to the Company

Moshe Aviv Tower, 7 Jabotinski Street
Ramat Gan 52520, Israel
Tel: +972-3-7511350
Attn: CEO

16.5           Release of Claims.

16.5.1
Each of the Shareholders hereby irrevocably, unconditionally and completely releases, acquits and forever discharges, effective as of and subject to the Closing Date, each of: (a) the Company; (b) any current or former or serving as of the Closing Date director, observers, or officer of the Company, and (c) the successors, shareholders, directors, officers, agents, attorneys and representatives of the respective entities identified or otherwise referred to in paragraphs ‘(a)’ through ‘(c)’ of this Section (the “Releasees”) from any and all disputes, claims, demands, liabilities, actions and causes of action relating to matters preceding the Closing Date involving or related to its ownership of share capital in the Company, its securities and operations and actions prior the Closing Date, or, with respect to the Company, for which the Company is or becomes responsible, including, without limitation any claim or right that may be asserted or exercised by such Shareholder in the Shareholder’s capacity as a Seller, director, officer or employee of the Company or in any other capacity (each, a “Claim”), and hereby irrevocably waives each and every Claim that such Shareholder may have had in the past, may now have or may have in the future against any of the Releasees in connection with the Shareholder's capacity as a shareholder or investor, except if made in accordance with the provisions hereof (and including for the avoidance of doubt in connection with any shareholders agreements of the Company). The release and waiver contained herein shall not apply to a Releasee for (i) any misrepresentation in or breach of this Agreement or any of the ancillary documents, including the Ancillary Agreements, hereto by such Releasee, and (ii) with respect to the Company, in connection with any Claim made by a Shareholder in such Shareholde's capacity as a director or an employee or consultant of the Company, for payments (including, without limitation, tax payments) due from the Company to such Shareholder in connection with such services for the period preceding Closing Date (excluding, for the sake of clarity, any Claims for Company share options or Shares in the Company or any remuneration in lieu thereof or with respect thereto) (the “Permitted Payments”), and (iii) the D&O insurance and indemnification obligation with respect to directors and officers of the Company.

16.5.2
The Company and any person acts on its behalf hereby irrevocably, unconditionally and completely release, acquit and forever discharge, effective as of and subject to the Closing Date, each of the Shareholders and the successors, shareholders, directors, officers, agents, attorneys and representatives of the Shareholders (the “Shareholders Releasees”) from any and all disputes, claims, demands, liabilities, actions and causes of action relating to matters preceding the Closing Date involving such Shareholder (each, a “Shareholder Claim”), and hereby irrevocably waive each and every Shareholder Claim that the Company may have had in the past, may now have or may have in the future against any of the Shareholders Releasees, in each case solely with respect to and to the extent that such Shareholders Claim relates to actions performed or omitted by the Shareholders themselves or on their behalf and the release and waiver shall not apply to the extent actions were performed or omitted in any other capacity. The release and waiver contained herein shall not apply to a Shareholder Releasee for any misrepresentation in or breach of this Agreement or any of the ancillary documents, including the Ancillary Agreements, hereto by such Shareholder Releasee.

16.6           Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

16.7           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

16.8           Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective or binding on the parties if it materially changes the economic benefit of this Agreement to any party.

16.9           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first set forth above.

Sellers:

Greenstone Industries Ltd.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Director of Finance

Mazal Resources B.V

By:	/s/ Moshe Stern
Name: Moshe Stern
Title: Chief Executive Officer

S.R. Accord Ltd.

By:	/s/ Itzhak Shrem
Name: Itzhak Shrem
Title: Chief Executive Officer

By:	/s/ Hilla Zisapel
Name: Hilla Zisapel
Title: Deputy CEO & General Counsel

Purchaser:

R.V.B Holdings Ltd.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title:

Company:

E.E.R Environmental Energy Resources (Israel) Ltd.

By:	/s/ Moshe Stern
Name: Moshe Stern
Title: Chief Executive Officer

By:	/s/ Itzhak Shrem
Name: Itzhak Shrem
Title: Director

Appendix B

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the "Agreement") is entered into as of the [__] day of [___], 2011, by and among each individual or entity identified in the signature pages attached hereto (an "Exchanging Seller") and R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the "Purchaser").

WHEREAS
Each of the Exchanging Sellers is the owner of such number of Ordinary Shares, nominal value NIS 0.10 each, of Environmental Energy Resources Ltd., a company organized under the laws of the State of Israel ("Shares" and, the "Company", respectively) as appears opposite its name in Exhibit A attached hereto (being such Exchanging Shareholders "Holdings"); and

WHEREAS	each of the Exchanging Sellers wishes to sell to the Purchaser and the Purchaser wishes to purchase from each Exchanging Seller its Holdings.

NOW THEREFORE, the parties agree as follows:

1.           SIGNING; PURCHASE AND SALE OF THE SHARES. By executing and delivering the signature page attached hereto no later than August 15, 2011 or such other date as determined by the Purchaser in its sole discretion, the "Final Date"), such individual or entity shall become a party to this Agreement and shall be deemed an "Exchanging Seller" hereunder for all intents and purposes. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Exchanging Seller shall sell, transfer and assign to the Purchaser, and the Purchaser shall purchase from each Exchanging Seller, all right, title and interest in and to its respective Holdings, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

2.           PURCHASE PRICE. In full consideration for the sale by each Exchanging Seller of its Holdings, the Purchaser shall issue to such Exchanging Seller, ordinary shares of the Purchaser, nominal value NIS 1.00 each ("Purchaser Shares") in such number which is calculated by multiplying the respective number of such Exchanging Seller's Holdings by 11.65 (the "Exchange Ratio"), representing a conversion ratio of 11.65 Purchaser Shares per one (1) Share. The number of Purchaser Shares to be issued to each Exchanging Seller, is as appears opposite such Exchanging Seller's name in Exhibit A attached hereto (being such Exchanging Seller's "Allocated Amount"). Any fractions shall be rounded down.

3.           CLOSING.

3.1    The closing of purchase and sale of an Exchanging Seller's Holdings shall take place at one or more closings (each a “Closing”) at a mutually agreeable and convenient location and following all the closing conditions set forth in Section 6 below having been fulfilled, or at such other time and place as the Purchaser and such Exchanging Seller mutually agree; provided that a Closing shall not take place after the Final Date.

3.2    At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

3.2.1         Against the sale and transfer by each Exchanging Seller of its Holdings, the Purchaser shall issue to each Exchanging Seller its Allocated Amount of the Purchaser Shares and shall deliver instructions to the Transfer Agent (AST) to process validly executed share certificates representing the Purchaser Shares registered in the name of such Exchanging Seller.

3.2.2	Each of the Exchanging Sellers shall deliver the following documents to the Purchaser:

(1)	Validly executed share certificates representing the Shares sold by such Exchanging Seller registered in the name of the Purchaser in a form reasonably acceptable to the Purchaser;

(2)
Share transfer deeds evidencing the transfer to the Purchaser of the Shares sold by such Exchanging Seller in the form attached hereto as Schedule 3.2.2(2); (the "Deeds"), executed by the seller of such Shares.

4.           REPRESENTATIONS AND WARRANTIES OF THE EXCHANGING SELLERS. Each of the Exchanging Sellers represents and warrants to the Purchaser, severally and not jointly as follows:

4.1           Authority; Binding Agreement.  Such Exchanging Seller has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Exchanging Seller and constitutes the legal and binding obligation thereof, enforceable against the Exchanging Seller in accordance with its terms.

4.2           No Conflict. Neither the execution and delivery of this Agreement, nor the performance by the Exchanging Seller of the terms hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of any: (i) judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the Exchanging Seller or the Company is subject, or (ii) any agreement, contract, lease, license understanding or commitment to which the Exchanging Seller is a party or to which it is subject.

4.3           Ownership. Such Exchanging Seller represents and warrants that it exclusively owns its Holdings (and any right in connection therewith) free and clear of any restrictions on transfer (other than any restrictions under the Company's Articles of Association as in effect at the date hereof which shall be satisfied prior to the applicable Closing). The respective Shares are duly authorized, validly issued, fully paid and non-assessable. At the applicable Closing, such Shares shall be free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character. The capitalization table attached hereto as Schedule 4.3 accurately reflects such Exchanging Sellers holdings in securities of the Company.

4.4           Investment. With respect to the receipt by the Exchanging Seller of its Allocated Amount Purchaser Shares:

a)
Such Exchanging Seller acknowledges that it is aware of the Purchaser’s business, affairs and financial condition and that it has all the information he considers material in determining whether to receive the applicable amount of Purchaser Shares as payment for its Holdings.

b)
Such Exchanging Seller is acquiring the Purchaser Shares for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933, as amended.

c)
Such Exchanging Seller understands that the Purchaser Shares must be held unless subsequently registered under the Securities Act of 1933, as amended or unless an exemption from registration is otherwise available.

4.5           Release of Claims. Each of the Exchanging Sellers hereby irrevocably, unconditionally and completely releases, acquits and forever discharges, effective as of and subject to the Closing Date, each of: (a) the Company; (b) any current or former or serving as of the Closing Date director, observers, or officer of the Company, and (c) the successors, shareholders, directors, officers, agents, attorneys and representatives of the respective entities identified or otherwise referred to in paragraphs ‘(a)’ through ‘(c)’ of this Section (the “Releasees”) from any and all disputes, claims, demands, liabilities, actions and causes of action relating to matters preceding the Closing Date involving or related to its ownership of share capital in the Company, its securities and operations and actions prior the Closing Date, or, with respect to the Company, for which the Company is or becomes responsible, including, without limitation any claim or right that may be asserted or exercised by such Exchanging Sellers in the Exchanging Sellers' capacity as a Seller, director, officer or employee of the Company or in any other capacity (each, a “Claim”), and hereby irrevocably waives each and every Claim that such Exchanging Sellers may have had in the past, may now have or may have in the future against any of the Releasees in connection with the Exchanging Seller's capacity as a shareholder or investor, except if made in accordance with the provisions hereof (and including for the avoidance of doubt in connection with any shareholders agreements of the Company). The release and waiver contained herein shall not apply to a Releasee for (i) any breach of this Agreement or any of the ancillary documents hereto by such Releasee, and (ii) with respect to the Company, in connection with any Claim made by an Exchanging Sellers in such Exchanging Sellers' capacity as a director or an employee or consultant of the Company, for payments due from the Company to such Exchanging Sellers in connection with such services for the period preceding Closing Date (excluding, for the sake of clarity, any Claims for Company share options or Shares in the Company or any remuneration in lieu thereof or with respect thereto) (the “Permitted Payments”), and (iii) the D&O insurance and indemnification obligation with respect to directors and officers of the Company, and (iv) any Claim that the Releasees' acted or omitted to act by the gross negligence and/or willful and intentional misconduct thereof, provided that the basis for such a Claim was unknown to such Exchanging Seller prior to Closing.

5.           REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants to each of the Exchanging Sellers, as follows:

5.1           Authority; Binding Agreement.  The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal and binding obligation thereof, enforceable against the Purchaser in accordance with its terms.

5.2           Authorization. Subject to the fulfillment of the conditions to Closing, all corporate actions on the part of the Purchaser and its directors necessary for the authorization, sale, issuance and delivery of the Allocated Amount to such Exchanging Seller, have been taken or will be taken prior to the Closing and no other corporate action on the part of the Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by the Purchaser and, assuming this Agreement is a valid and binding obligation of the Exchanging Sellers, this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms. Purchasers' Shares comprising such Allocated Amount shall also be referred to as the "Exchange Shares". The Exchange Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable. The Exchange Shares will be, upon their issuance, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character or other rights of third parties.

6.           CONDITIONS TO CLOSING.

6.1           The Purchaser’s obligation to consummate the purchase of Shares hereunder is subject to the fulfillment, prior to or at the applicable Closing, of each of the following conditions (any or all of which may be waived by the Purchaser subject to applicable law):

(a)           All representations and warranties of the Exchanging Seller contained herein shall be true and correct in all respects at the time of the Closing as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, including the share certificate and Deed as provided in Section 3 above, shall have been so performed and delivered.

(b)           The Company shall have registered the transfer of the applicable Shares in the Company's Shareholders Register, followed by the delivery of a copy of such register to the Purchaser.

(c)           The Purchaser's Board of Directors, Audit Committee and shareholders respectively shall have duly approved the transactions contemplated hereby in accordance with Section 270(4) and 275 of the Israeli Companies Law – 1999.

(d)           The Purchaser shall consummate the transaction pursuant to an agreement entered into on July3, 2011 between the Purchaser, the Company, Greenstone Industries Ltd., S.R. Accord Ltd. and Mazal Resources B.V.

6.2           Each Exchanging Seller's obligation to consummate the sale of its Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by each Exchanging Seller, solely with respect to itself, subject to applicable law):

(a)
All representations and warranties of the Purchaser contained herein shall be true and correct in all respects at the time of the Closing as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, shall have been so performed and delivered.

(b)
The Purchaser's Board of Directors, Audit Committee and shareholders respectively shall have duly approved the transactions contemplated hereby in accordance with Section 270(4) and 275 of the Israeli Companies Law – 1999.

(c)
The Purchaser shall consummate the transaction pursuant to an agreement entered into on July 3, 2011 between the Purchaser, the Company, Greenstone Industries Ltd., S.R. Accord Ltd. and Mazal Resources B.V.

7.            MISCELLANEOUS.

7.1           The Purchaser agrees that the instructions provided thereby to the Transfer Agent at Closing to process share certificates pursuant to Section 3.2.1 above shall not be revoked and such share certificates shall be provided to the applicable Exchanging Seller within 5 business days from the applicable Closing.

7.2           Governing Law; Jurisdiction.  The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

7.3           Successors and Assigns.  The parties hereto may not assign any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

7.4           Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Purchaser and the Majority Sellers.

7.5           Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be telecopied, sent by electronic mail or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the parties shall have furnished to each other in writing in accordance with this provision:

if to the Exchanging Seller:

such address as set forth in the applicable signature page

if to the Purchaser:

21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Mr. Yitzhak Apeloig

with a copy to:

Aya Yoffe, Adv. & Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

7.6           Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

7.7           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The parties hereby agree that PDF or faxed copies of the signature pages are acceptable hereunder.

7.8           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

[PURCHASER SIGNATURE PAGE TO ENERGY ENGENEERING RESOURCES SHARE
PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories on the date first set forth above.

Purchaser:

R.V.B Holdings Ltd.

By:
Name:
Title:

[EXCHANGING SELLER SIGNATURE PAGE TO ENERGY ENGENEERING SHARE PURCHASE
AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories on the date first set forth above.

EXCHANGING SELLER:

Signature:_________________________

Name:____________________________

Title:_____________________________

Address___________________________

Email:____________________________

Telephone:________________________

Appendix C

OPTION AGREEMENT

           This OPTION AGREEMENT (this “Agreement”) is made and entered into as of July 3, 2011, by and between (i) R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (“Purchaser”), an Israeli publicly listed company (OTC BB: RVBHF.OB); and (ii) Mazal Resources B.V., a company organized under the laws of the state of Netherland (the “Optionee” and/or "Mazal").

Capitalized terms used herein without definition shall have the respective meanings set forth in the SPA (as defined below).

RECITALS

WHEREAS, Purchaser and the Optionee have entered into that certain Share Purchase Agreement, dated July 3, 2011 by and among (i) Greenstone Industries Ltd; (ii) S.R. Accord Ltd., ; (iii)  the Optionee; (iv) the Purchaser; and (v) E.E.R Environmental Energy Resources (Israel) Ltd., a company organized under the laws of the State of Israel (the “Company”), and to which this Agreement is attached as Exhibit A, (the “SPA”),  pursuant to which, inter alia, this Agreement has been signed and delivered;

WHEREAS, the Optionee is the owner of 4,500,000 Ordinary Shares, nominal value NIS 0.1 each, of the Company (the “Purchased Shares”), representing approximately 27.30% of the Company's issued and outstanding share capital on the date hereof;

WHEREAS, the Purchaser wishes to grant Optionee the option to sell to the Purchaser or to whom the Purchaser may direct, all of the Purchased Shares under the terms and conditions provided herein; and

WHEREAS, the Optionee wishes to grant the Purchaser the option to buy, all of the Purchased Shares, upon a "Reorganization Event" as defined hereunder under the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

OPTION TO SELL SHARES OF THE COMPANY

1.1           Put Option.  The Purchaser hereby grants to Optionee, the right, at the sole discretion of Optionee, to sell to the Purchaser the Purchased Shares, on the terms set forth in this Section 1.1 (the “Put Option”).

(a)        Exercise of Put Option

Optionee may exercise the Put Option by delivery to the Purchaser of a written notice of such election signed by Moshe Stern as the authorized signatory of Optionee (for the purpose of this section 1.1 - an “Option Notice”), by no later than December 31, 2016 (the “Expiration Date”). The Put Option maybe exercised once or more than once with respect to all or part amount of the Purchased Shares, as the case may be; provided that in any event the Put Option may not be exercised either (a) with respect to an amount of Purchased Shares representing less than 20% of the entire amount of the Purchased Shares or (b) more than five (5) times until the Expiration Date with respect to any amount of Purchased Shares. The Option Notice shall included the number of Purchased Share with respect to which exercise is applied and also set forth the proposed closing date of the Put Option, which shall be more than three business days after the receipt of such notice. Subject to the terms and conditions of this Section 1.1, the exercise of sale of any Purchased Shares shall take place at the Purchase Closing (as defined below), whereat the Optionee shall sell, transfer and assign to the Purchaser (or to whom the Purchaser may direct as long as it shall not adversely affect rights of the Optionee), and the Purchaser (or as the Purchaser may direct as long as it shall not adversely affect rights of the Optionee) shall purchase from the Optionee, all right, title and interest in and to the amount of the Purchased Shares in each Option Notice, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

(b)        Exercise Price. In full consideration for the sale by the Optionee of any Purchased Shares, the Purchaser shall issue to Optionee 11.65 Purchaser's Shares per each Purchased Share (totaling 52,425,000 Purchaser's Shares in consideration for all Purchased Shares) (the “Exchanged Shares”) representing approximately 18.30% of the Purchaser's issued and outstanding share capital as of August 31, 2011 and approximately 17.99% of the Purchaser's issued and outstanding share capital on fully diluted basis as of August 31, 2011 (assuming (i) closing of the transactions under the SPA on August 31, 2011, including all events provided therein to take place on or prior to the Closing, (ii) the exchange by all the Company's shareholders who are not party to the SPA of their Company shares into Purchaser's shares, on August 15, 2011, based on the agreed upon exchange ratio  and (iii) assuming the exercise of the Put Option on August 31, 2011, and with out taking into account any other future events which may take place on or prior to August 31, 2011, including the issuance of options, as excluded in section 4A.(a) to the Consulting Agreement to be entered in to between the Purchaser, M. Stern Holding Ltd. and Moshe Stern); provided, that in the event Optionee exercises the Put Option before December 31, 2012, then the Purchaser shall issue such Exchanged Shares into a trust with the Trustee, who shall hold such Exchanged Shares, as a trustee in accordance with the trust agreement in Schedule 4.2.5(2) of the SPA (the "Trust Agreement"). In the event of a Recapitalization Event, the number of the Exchanged Shares shall be appropriately adjusted. “Recapitalization Event” means any event of share combination or subdivision, share split, reverse share split, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Purchaser's or the Company's share capital. For the avoidance of any doubt, it is hereby clarified that no adjustment shall be made by any issuance of shares, the distribution of subscription rights (rights offering) or any distribution other than the distribution of bonus shares; provided, that the Purchaser shall be required to provided the Optionee at least 5 business days prior written notice before such issuance of shares or any distribution.

(c)        Consummation of the Share Purchase.

(i)                          In the event that Optionee exercises the Put Option, subject to the fulfillment or waiver of all of the conditions contained in Article 5 below, at the closing date specified in each Option Notice or as soon as is reasonably practicable on, a closing (each closing of the exercise of the Put Option with respect to any portion of the Purchase Shares shall be referred to herein as, the “Purchase Closing”) will be held at such place as the parties may agree.  The date on which the Purchase Closing is actually held is referred to herein as the “Purchase Closing Date.”

(ii)                         At the Purchase Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

Against the sale and transfer by the Optionee of any Purchased Shares, the Purchaser shall issue the Exchanged Shares to (i) Optionee or (ii) if the Optionee so request in the Option Notice, to any shareholder(s) of Optionee, in proportion to his holdings of Optionee's share capital, as the Optionee will instruct; provided, however, that in the case of option (ii), the Optionee shall have received (A) a legal opinion, from a law firm reasonably acceptable to both parties, in customary form, that the issuance to any shareholder(s) of Optionee as so requested does not require the publication of a prospectus in Israel or the filing of a registration statement with the U.S. Securities and Exchange Commission; provided that the cost of such legal opinion shall, at the request of Mazal, be borne by the Purchaser and further provided that the Purchaser may at its sole discretion waive the requirement to provide a legal opinion with respect to any issuance; and (B) a Deed of Assignment (as defined below), and shall deliver to the Optionee, validly executed share certificates representing any Exchanged Shares registered in the name of such Optionee (or, if applicable, in the name of such Optinee's shareholder as directed by the Optionee subject to the above); provided, that in the event Optionee exercises the Put Option before December 31, 2012 (the "Escrow Period") or for long as a claim for indemnification pursuant to Section 12 of the SPA remains outstanding (the "Claim" and "Maximum Escrow Period", respectively), then the Purchaser shall issue such Exchanged Shares into a trust with the Trustee, who shall hold such Exchanged Shares, as a trustee in accordance with the Trust Agreement and shall deliver to the Trustee, validly executed share certificates representing such Exchanged Shares registered in the name of the Optionee (or, if applicable, in accordance with and subject to the above, in the name of Optionee's shareholder(s)); provided, further that the Optionee and any of its shareholders (if the Optionee so request in the Option Notice) will not be limited by the terms of the Trust Agreement (a) to sell the Exchanged Shares to any un-affiliated third party in the framework of an arm's length transaction during the Escrow Period as long as the proceeds up to the total indemnification amount as specified in Section 12.2.4 of the SPA will be held by the trustee in accordance with the Trust Agreement and (b) to sell the Exchanged Shares to any un-affiliated third party in the framework of an arm's length transaction during the Maximum Escrow Period as long as the proceeds up to the amount of the Claim will be held by the trustee in accordance with the Trust Agreement.

A "Deed of Assignment" means an written instrument, in a form reasonably acceptable to the Purchaser, signed by both the Optionee and the relevant shareholder of Optionee and, stating (i) the applicable number of Purchased Shares being sold in exercise of the Put Option, (ii) that such shares are to be issued to the undersigned shareholder as a shareholder of the Optionee; (iii) the percentage of Optionee's share capital on a fully diluted basis held by such shareholder; and (iv) that such shareholder acknowledges the terms and conditions of the Option Agreement and confirms and adopts, as of the date of the Option Notice and as of the closing of the Option, the representations set forth under Section 3.4 (Investment) of this Agreement.

(A)         The Optionee shall deliver the following documents to the Purchaser:

            (i)           Validly executed share certificates representing the applicable number of Purchased Shares registered in the name of the Purchaser; and

(ii)            Share transfer deeds evidencing the transfer to the Purchaser of the Purchased Shares sold by the Optionee in the form attached to the SPA as Schedule 4.2.3, executed by the Optionee.

ARTICLE 2

OPTION TO BUY SHARES OF THE COMPANY

2.1           Call Option.  The Optionee hereby grants to the Purchaser (or to whom the Purchaser may direct), the right, to buy all the Purchased Shares, on the terms set forth in this Section 2.1 (the “Call Option”).

(a)        Exercise of Call Option

The Call Option maybe exercised in the event the Purchaser notifies the Optionee, in writing that a Reorganization Event is contemplated. The Purchaser may exercise the Call Option by delivery to the Optionee of a written notice of such election (for the purpose of this section 2.1 - an “Option Notice”), by no later than the Expiration Date.  The Call Option maybe exercised only once and with respect to the entire amount of the Purchased Shares.   The Option Notice shall also set forth the proposed closing date of the Call Option, which shall be more than three business days after the receipt of such notice. Subject to the terms and conditions of this Section 2.1, the Sale of the Purchased Shares shall take place at the Purchase Closing, whereat the Optionee shall sell, transfer and assign to the Purchaser, (or to whom the Purchaser may direct as long as it shall not adversely affect rights of the Optionee), and the Purchaser (or as the Purchaser may direct as long as it shall not adversely affect rights of the Optionee) shall purchase from the Optionee, all right, title and interest in and to the Purchased Shares, free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

The Purchase of the Purchased Shares under the Call Option shall be conditioned upon the consummation of the Reorganization Event. To the extent the consummation of the Reorganization Event does not occur with in 10 business days following the receipt of the Option Notice, the exercise of the Call Option will expire as if it was never made, and the Purchaser may exercise the Call Option again in accordance with the terms of this section 2.1.

"Reorganization Event" - shall mean (i) consolidation or merger of the Purchaser or the Company with or into another un-affiliated third party of the  Purchaser and/or the Shareholders (as such term is defined in the SPA) (a "Unaffiliated Third Party"), or (ii) a Change of Control of the Company, or (iii) a sale of all or substantially all of the Purchaser's or the Company's assets, or substantially all of the Purchaser's or the Company's issued and outstanding share capital, to any Unaffiliated Third Party in a transaction or a series of transactions.  For the avoidance of doubt, Reorganization Event shall exclude any transaction in which shareholders of the Purchaser prior to the transaction will maintain voting control of the resulting entity after the transaction.

“Change of Control” - shall mean any transaction following which more than fifty percent (50%) of the voting power of the Company's issued and outstanding share capital is held by a Unaffiliated Third Party which, prior to such transaction, held less than twenty five percent (25%) of the voting power of the Company's issued and outstanding share capital.

(b)           Upon the exercise of the Call Option, Section 1.1(b) and (c) shall apply mutatis mutandis.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE.

The Optionee represents and warrants to the Purchaser, as follows:

3.1           Authority; Binding Agreement.  The Optionee has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Optionee and constitutes the legal and binding obligation thereof, enforceable against the Optionee in accordance with its terms.

3.2           No Conflict. Neither the execution and delivery of this Agreement, nor the performance by the Optionee of the terms hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of any: (i) judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the Optionee is subject, or (ii) any agreement, contract, lease, license understanding or commitment to which the Optionee is a party or to which it is subject.

3.3           Ownership. The Optionee represents and warrants that it exclusively owns the Purchased Shares (and any right in connection therewith) to free and clear of any restrictions on transfer (other than any restrictions under the Company's Articles of Association as in effect at the date hereof which shall be satisfied prior to the Purchase Closing and the Trust Agreement). The Purchased Shares are duly authorized, validly issued, fully paid and non-assessable. At the Purchase Closing, such Purchased Shares shall be free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

3.4           Investment. With respect to the receipt of the Exchanged Shares:

a)	The Optionee acknowledges that it is aware of the Purchaser’s business, affairs and financial condition and that it has all the information it considers material.

b)
The Optionee shall be acquiring the Exchanged Shares for  its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act of 1933, as amended.

c)	The Optionee understands that the transfer of the Exchanged Shares is restricted under the Securities Act of 1933, as amended.

3.5           Mazal's Representative. For the performance of this Agreement, Moshe Stern is and shall be for the entire term of this Agreement the sole authorized representative of Mazal (“Mazal's Representative”) and the Purchaser shall be entitled to fully rely upon such authority and the representations made by Moshe Stern as Mazal's Representative on behalf of Mazal, in all respects.

3.6           Release of Claims. The Optionee and the Company hereby irrevocably, unconditionally and completely releases, acquits and forever discharges, effective as of and subject to the Purchase Closing Date, each other (the “Releasee(s)”) from any and all disputes, claims, demands, liabilities, actions and causes of action relating to matters preceding the Purchase Closing Date involving or related to the ownership of share capital in the Company, its securities and operations and actions prior the Closing Date, or, with respect to the Company, for which the Company is or becomes responsible, including, without limitation any claim or right that may be asserted or exercised by such Optionee in the Optionee's capacity as a Seller, director, officer or employee of the Company or in any other capacity (each, a “Claim”), and hereby irrevocably waives each and every Claim that such Releasee may have had in the past, may now have, except with respect to the Optionee, if made in accordance with the provisions hereof (and including for the avoidance of doubt in connection with any shareholders agreements of the Company). The release and waiver contained herein shall not apply to a Releasee for (i) any breach of  the SPA and/or this Agreement or any of the ancillary documents hereto and thereto (including the Ancillary Documents) by such Releasee, and (ii) with respect to the Company, in connection with any Claim made by the Optionee in such Optionees' capacity as a director or an employee or consultant of the Company, for payments due from the Company to the Optionee in connection with such services (excluding, for the sake of clarity, any Claims for Company share options or Shares in the Company or any remuneration in lieu thereof or with respect thereto), and (iii) the D&O insurance and indemnification obligation with respect to directors and officers of the Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants to the Optionee, as follows:

4.1           Authority; Binding Agreement.  The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal and binding obligation thereof, enforceable against the Purchaser in accordance with its terms.

4.2           Authorization. Subject to the fulfillment of the Conditions to Closing, all corporate actions on the part of the Purchaser and its directors necessary for the authorization, sale, issuance and delivery of the Exchanged Shares to the Optionee, have been taken or will be taken prior to the Purchase Closing. The Exchanged Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable. The Exchanged Shares will be, upon their issuance, free and clear of any liens or encumbrances or other rights of third parties.

4.3           No Conflict. Neither the execution and delivery of this Agreement, nor the performance by the Purchaser of the terms hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of any: (i) judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the Purchaser is subject, or (ii) any agreement, contract, lease, license understanding or commitment to which the Purchaser is a party or to which it is subject.

ARTICLE 5

CONDITIONS TO CLOSING.

5.1           Conditions of Purchaser's Obligations at the Purchase Closing.  The obligation of Purchaser to consummate the Purchase Closing is conditioned upon the satisfaction of each of the following conditions, and the waiver of satisfaction of any of such conditions shall not be effective against Purchaser unless consented to in writing by Purchaser:

(a)      All representations and warranties of the Optionee contained herein shall be true and correct in all respects at the time of the Purchase Closing as though made again at that time and all actions required to be performed and documents or instruments required to be delivered, as provided herein, shall have been so performed and delivered.

(b)      The Purchaser shall have consummated the Closing pursuant to the SPA.

(c)        All requisite permits, notifications, consents and authorizations of any third parties which are required to sell, transfer, assign and deliver the Purchased Shares and consummate the transactions contemplated by thereby shall have been obtained and provided to Purchaser by Closing Purchase Date.

(d)           The Purchaser and Optionee agree to work together in good faith, to the extent necessary, in order to receive all requisite permits, notifications, consents and authorizations of any third parties which are required to sell, transfer, assign and deliver the Purchased Shares and consummate the transactions contemplated herein.

ARTICLE 6

GENERAL PROVISIONS

6.1           Notices.  All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be telecopied, sent by electronic mail or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the parties shall have furnished to each other in writing in accordance with this provision:

if to Optionee
16 Tsamarot St., Apt. 91, Herzelia, Israel
Attn: Moshe Stern

with a copy to:
Gidon Weinstock, Adv.
Weinstock Zecler & Co.
5 Azrieli Center, Tel-Aviv, Israel
972-3-696-4222

if to the Purchaser:

21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: CEO

with a copy to:
Aya Yoffe, Adv. & Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

6.2           Governing Law; Jurisdiction.  The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

6.3           Successors and Assigns.  The parties hereto may not assign any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

6.4           Entire Agreement; Amendment. This Agreement, the SPA and the other documents delivered pursuant hereto and thereto at the Closing and/or the Purchase Closing, as the case may be, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Purchaser and the Optionee.

6.5           Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

6.6           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

6.7           Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective or binding on the parties if it materially changes the economic benefit of this Agreement to any party.

6.8           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

[Remainder of Page Intentionally Left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Mazal Resources B.V

By:	/s/ Moshe Stern
Name: Moshe Stern
Title: Chief Executive Officer

R.V.B. Holdings Ltd

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title:

Accept and agree to the terms set forth in Section 3.6 above
E.E.R Environmental Energy Resources (Israel) Ltd.

By:	/s/ Moshe Stern
Name: Moshe Stern
Title: Chief Executive Officer

By:	/s/ Itzhak Shrem
Name: Itzhak Shrem
Title: Director

[Signature Page to Option Agreement]

Appendix D

June 13, 2011

To:      The Audit Committee and the Board of Directors of RVB Holdings Ltd.

Dear Madam/Sir:

You have requested Clal Finance Tahori Investment House Ltd ("Financial Advisor" or "we", "us") to opine as to the fairness, from a financial point of view, to RVB Holdings Ltd ("Buyer") of the cash and share consideration to be paid by Buyer in connection with the purchase of ordinary shares of E.E.R Environmental Energy Resources Israel Ltd. ("Target") in a transaction following which Buyer will control 50% or more of the outstanding share capital of Target ("Transaction"). Pursuant to the terms of the Transaction, Buyer shall either (i) pay $2.5_in cash or (ii) issue 11.65_shares of Buyer, per each share of Target purchased by Buyer; accordingly, approximately $15.7 million in the aggregate shall be paid to Greenstone Industries Ltd., and, assuming all other shareholders of Target join the Transaction, approximately $170.2 million ordinary shares of Buyer, in the aggregate, shall be issued by Buyer. In that regard, we agreed with Buyer not to examine any transaction other than the Transaction (including without limitation the extension of any loans or other convertible instruments which will be converted into shares of Target immediately prior to, or at the closing of the Transaction and including, without limitation, the exchange of shares or of the number of shares of Target issued upon such conversion of loans and the price set as the conversion price of such shares), and we assumed, with Buyer's permission, that all outstanding loans were converted into equity of Target prior to the consummation of the Transaction.

Financial Advisor and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Financial Advisor and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Buyer and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers.
We have acted as Financial Advisor to Buyer's audit committee and the Board of Directors in connection with Transaction and we have not participated in the negotiations leading to the Transaction contemplated by the agreement between the respective parties. We expect to receive fees for our services in connection with the Transaction, and Buyer has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In connection with this opinion, and with Buyer's permission, we have only reviewed the information set forth in the appendix which is attached to this letter. With respect to the aforementioned information and as per our agreement with Buyer, in providing our opinion we only relied upon, and assumed the accuracy and completeness of, all of the financial, legal, regulatory, accounting, tax and other information provided to, discussed with or reviewed by us for such purposes, and we will not assume any liability therefor or responsibility for the accuracy, completeness or independent verification thereof. Without limiting the generality of the foregoing, according to our agreement with Buyer: (i) we did not have an obligation to conduct (and we not conducted) any independent evaluation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Buyer, Target or any other party or any of their respective subsidiaries or affiliates; (ii) we did not advise or opine on any solvency or viability issues; (iii) we did not opine on the adequacy of the cash reserved in Buyer or the Target following the transaction contemplated by Buyer (including the distribution of dividends); (iv) with respect to any research analyst estimates for Buyer; certain internal financial analyses and forecasts for Target and certain internal financial analyses and forecasts for Buyer prepared by its management and certain financial analyses and forecasts for Target prepared by the management of Buyer (collectively, the "Forecasts") - we assumed (a) that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Buyer and the Target, and that such Forecasts will be realized in the amounts and time periods contemplated thereby and (b) that Buyer will have sufficient funds or will be able to raise sufficient capital necessary to attain the milestones and targets set forth in the Forecast; and (c) the Target has all intellectual property necessary or desirable for the operation of its business as conducted and as proposed to be conducted, and all the required skill sets (including a skilled management team) necessary and desirable for the operation of the Target's business as conducted and as proposed to be conducted and to execute and perform according to the Forecast; (v) our services do not include any actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions; (vi) we did not perform an analysis of, and express no opinion as to, the adequacy of the reserves of Buyer or Target and will relay upon information supplied to us by Buyer and Target as to such adequacy.

As per our agreement with Buyer: (i) our opinion does not address any legal, regulatory, tax or accounting matters; (ii) our opinion does not address the underlying business decision of the Buyer to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Buyer; (iii) we are not expressing any opinion as to the prices at which shares of Buyer's Ordinary Shares will trade at any time; (iv) we have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Buyer or Target or on the expected benefits of the Transaction in any way meaningful to our analysis; (v) our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

Our advisory services and the opinion expressed herein are provided only for the information and assistance of the audit committee and the Board of Directors of the Buyer in connection with its consideration of the Transaction. Distribution of our opinion will only be made according to our engagement agreement dated May 16, 2011 and any distribution of such opinion will explicitly include all of our assumptions and disclaimers.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash and share consideration to be paid pursuant to the terms of the Transaction by the Buyer in respect of each issued and outstanding Target share is fair from a financial point of view to the Buyer.

Very truly yours,

/s/ Dan Tahori

D-2

APPENDIX

Information presented by EER and information gathered by Clal Finance Tahori Investment House:

•	A visit at the company demonstration facility at Iblin.
•	Meetings with company senior management.
•	Meeting with a senior project manager at an engineering company collaborating with Target.
•	EER Financial reports for the year 2010.
•	TASE filling on EER activities.
•	Prospectus IPO draft from June 17th 2010.
•	Reports to the EER board of directors.
•	Engagement letters, agreements, letters of intent and memorandums of understanding signed in relation to future projects.
•	Company's business plans prepared by Economic Models LTD and by Mr. Nir Eilon.
•	Previous company valuations conducted by Barnea financial consulting and by BDO-Ziv haft consulting group.
•	Analysts and experts reviews over the waste management market and competition.
•	Technological and engineering reports and reviews conducted by the Swedish Royal Institute of Technology (KTH).
•	Technological and engineering reports and reviews conducted by the Juniper Consultancy Services, regarding the PGM technology and other competitor companies' technologies.
•	Periodic reports and public statements of competitor companies.
•	News reports on waste management and waste to energy.
•	Information that was provided to us regarding the proposed transaction.

D-3

Appendix E

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

(UNAUDITED)

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

(Unaudited)

Review Report of the Independent Auditor to the Shareholders of
ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.

Introduction
We have reviewed the accompanying financial information of Environmental Energy Resources (Israel) Ltd. (hereinafter – “the Company”) which includes the condensed statement of financial position as of March 31, 2011 and the condensed statements of comprehensive income, changes in shareholders equity and cash flows for the three month period then ended. The board of directors and management are responsible for the preparation and presentation of interim financial information in accordance with IAS 34, "Interim Financial Reporting" and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports)-1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is stated in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with the disclosure requirement of Chapter D of the Securities Regulations (Interim and Immediate Reports)-1970.

Emphasis
Without qualifying our conclusion, we hereby draw your attention to note 1b regarding the Company's dependence on obtaining additional financing from Greenstone Industries Ltd (hereinafter – “Greenstone”) and/or through the raising of capital from external entities. Greenstone has undertaken to provide the Company with additional financing as may be required in order to ensure its continued operation on a lower scale for the purpose of continuing its business activities which do not include extensive business development. The financing from Greenstone is subject to the approval of Greenstone’s institutions pursuant to any law applicable at the time, in accordance with the financing needs of the Company.

In addition, we draw your attention to note 4 regarding the adjustment by way of restatement of the condensed statements of financial position as of March 31, 2010 and for the three-month period then ended in order to retroactively reflect the effect of correcting a mistake in calculating the period of depreciation of the “sampling facility”, as defined in that note, and the know-how.

Brightman Almagor Zohar & Co.
Certified Public Accountants

Tel Aviv, May 25, 2011

E - 2

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF FINANCIAL POSITION

	March 31		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	NIS in thousand
	(UNAUDITED)
ASSETS
Current assets
Cash and cash equivalents	637	5,028	203
Accounts receivable	767	602	880
Prepaid expenses in respect of receipt of guarantee from interested parties – see note 3(e)	2,430	1,613	-
Loan provided to the CEO	814	897	772
Total current assets	4,648	8,140	1,855

Non-current assets
Loan given to the CEO	695	1,573	974
Fixed assets, net	47,344	(*) 56,040	49,568
Intangible assets, net	13,327	(*) 15,741	13,952
Total non-current assets	61,366	73,354	64,494

Total assets	66,014	81,494	66,349

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Credit from banks	8,911	16,354	16,073
Liability to shareholders – see notes 3(b) and 3(c)	7,482	-	-
Convertible shareholder loans	14,020	14,569	15,399
Accounts payable and accruals	2,308	2,234	2,211
Total current liabilities	32,721	33,157	33,683

Non-current liabilities
Loans from banks	1,420	-	-
Shareholder loans – see note 5(a)(1)	14,842	15,472	15,048
Options at fair value through profit and loss	1,038	-	745
Liability to the Chief Scientist	1,570	1,740	1,570
Liability in respect of dismantling and vacating fixed assets	299	265	270
Total non-current liabilities	19,169	17,477	17,633

Shareholders equity	14,124	(*) 30,860	15,033

Total liabilities and shareholders equity	66,014	81,494	66,349

(*) Restated, see note 4.

Yitzhak Shrem Chairman of the Board	Moshe Stern Director and CEO	Natalie Tsabary Controller

Approval date of the financial statements: May 25, 2011.

The accompanying notes are an integral part of the interim condensed financial statements.

E - 3

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	NIS in thousand
	(UNAUDITED)

Operating expenses and facility maintenance	2,177	(*) 3,061	10,128
Marketing and business development expenses	796	1,217	4,671
Administrative and general expenses	1,480	1,853	6,168
Other expenses	-	-	351

Loss from ordinary operations	(4,453)	(*) (6,131)	(21,318)

Financing income	10	10	65
Financing expenses	(898)	(2,618)	(7,180)

Total financing expenses, net	(888)	(2,608)	(7,115)

Loss for the period	(5,341)	(*) (8,739)	(28,433)

Other comprehensive loss:
Translation differences from functional currency to NIS	(300)	(*) (428)	(1,185)

Total comprehensive loss for the period	(5,641)	(*) (9,167)	(29,618)

(*)	Restated. See note 4.

The accompanying notes are an integral part of the interim condensed financial statements.

E - 4

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the three month period ended March 31, 2011(unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2011	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

Changes during the accounting period (unaudited)
Share-based payment	-	-	-	-	-	169	-	169
Equity component of convertible loans (see note 3(d))	-	1,689	-	-	-	-	-	1,689
Share-based payment in respect of guarantees received from shareholders (see note 3(e))	-	-	-	-	-	2,874	-	2,874
	-	1,689	-	-	-	3,043	-	4,732
Capital reserve in respect of translation differences	-	-	-	(300)	-	-	-	(300)
Loss for the period	-	-	-	-	-	-	(5,341)	(5,341)

Total comprehensive loss for the period	-	-	-	(300)	-	-	(5,341)	(5,641)

Balance as of March 31, 2011 (unaudited)	1,632	159,355	653	(5,092)	690	26,657	(169,771)	14,124

The accompanying notes are an integral part of the interim condensed financial statements.

E - 5

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the three month period ended March 31, 2010(unaudited)
	Share capital		Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2010	1		147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes during the accounting period (unaudited)
Issuance of shares	(**	)	6,895	653	-	-	-	-	7,548
Share-based payment	-		-	-	-	-	583	-	583
Equity component of convertible loans	-		1,710	-	-	-	62	-	1,772
Share-based payment in respect of guarantees received from shareholders	-		-	-	-	-	36	-	36
	(**	)	8,605	653	-	-	681	-	9,939
Capital reserve in respect of translation differences	-		-	-	(*) (428)	-	-	-	(*) (428)
Loss for the period	-		-	-	-	-	-	(*) (8,739)	(*) (8,739)
Total comprehensive loss for the period	-		-	-	(*) (428)	-	-	(*) (8,739)	(*) (9,167)

Balance as of March 31, 2010 (unaudited)	1		156,028	653	(*) (4,035)	690	22,259	(*) (144,736)	(*) 30,860

(*)	Restated, see note 4.
(**)	Less than NIS 1,000

The accompanying notes are an integral part of the interim condensed financial statements.

E - 6

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2010	1	147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes during 2010
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Issuance of shares	40	9,838	653	-	-	-	-	10,531
Share-based payment	-	-	-	-	-	1,938	-	1,938
Equity component of convertible loans	-	1,996	-	-	-	62	-	2,058
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	-	36	-	36
	1,631	10,243	653	-	-	2,036	-	14,563

Translation differences in respect of functional currency	-	-	-	(1,185)	-	-	-	(1,185)
Loss for the year	-	-	-	-	-	-	(28,433)	(28,433)

Total comprehensive loss for the year	-	-	-	(1,185)	-	-	(28,433)	(29,618)

Balance as of December 31, 2010	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

The accompanying notes are an integral part of the interim condensed financial statements.

E - 7

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENTS OF CASH FLOWS

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	NIS in thousand
	(UNAUDITED)

Cash flows – operating activity
Loss for the period	(5,341)	(**) (8,739)	(28,433)
Adjustments required to present cash flows from operating activity (Appendix)	3,819	(**) 5,217	16,323

Net cash used in operating activity (*)	(1,522)	(3,522)	(12,110)

Cash flow – investment activity
Investment in fixed assets	-	(247)	(9)

Net cash used in investment activity	-	(247)	(9)

Cash flow – financing activity
Receipt of loans from shareholders	1,947	-	-
Issuance of shares	-	7,548	11,272

Net cash from financing activity	1,947	7,548	11,272

Increase (decrease) in cash and cash equivalents	425	3,779	(847)

Cash balance and cash equivalents at the start of the period	203	1,168	1,168

Effect of exchange rate changes on foreign currency cash balances	9	81	(118)

Cash balance and cash equivalents at end of period	637	5,028	203

(*) Including cash interest payments of	18	-	197

(*) Including cash interest received of	-	2	24

(**) Restated, see note 4

The accompanying notes are an integral part of the interim condensed financial statements.

E - 8

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS (CONTINUED)

Appendix– Adjustments required to present the cash flows from operating activity

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	NIS in thousand
	(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	1,685	(*) 2,360	7,032
Increase in liabilities in respect of employee benefits	-	-	54
Interest accrued on loans, net	919	1,404	4,137
Loan that became a grant to an interested party	385	366	1,460
Bonus in respect of options to shareholders in connection with the provision of a guarantee	311	1,008	2,645
Other expenses – capital loss from derecognition of fixed assets	-	-	351
Revaluation of options at fair value through profit and loss	289	-	-
Share-based payments	169	583	1,938

	3,758	(*) 5,721	17,617

Changes in asset and liability items:
Decrease (increase) in accounts receivable	90	291	(51)
Decrease in accounts payable and accruals	(29)	(795)	(1,243)

	61	(504)	(1,294)

	3,819	(*) 5,217	16,323

(*) Restated, see note 4

Non-cash operation –
Repayment of bank loan: NIS 5,794,000, see note 3(c).

The accompanying notes are an integral part of the interim condensed financial statements.

E - 9

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1	-	GENERAL

a.	General description of the Company and its operation:

Environmental Energy Resources (Israel) Ltd, (hereinafter – the Company) is engaged in the development of new technology for the treatment of bio-medical waste, municipal solid waste and low and intermediate level radioactive waste.

At the start of 2007, the Company completed the construction of a sampling facility in Israel to implement the Company’s technology for thermal treatment and removal of municipal solid waste (hereinafter – the facility) and commenced a year of trial running.

At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

In the years 2007-2009, the sampling facility was operated several times.

Regarding the lease to the property on which the sampling facility is located, see note 14(a)(2) of the annual financial statements of the Company.

The Company has numerous patents, either registered or at various stages of application, relating to its field of activity.

b.
As of the date of approval of the financial statements, the Company has no revenues and has a negative cash flow from operating activity, working capital deficiency, continued dependence on short-term credit and continued operating losses.

To continue its current operations the Company is dependent on obtaining additional financing resources from existing and/or external shareholders. Greenstone Industries Ltd, one of the Company's main shareholders (hereinafter – "Greenstone") has undertaken to provide the Company with additional financing as may be required to ensure its continued operation on a smaller scale, which does not include extensive business development in the foreseeable future, as the term is defined in Opinion 58 of the Institute of Certified Public Accountants in Israel and in IAS1. This undertaking is subject to the approval of Greenstone's institutions pursuant to the law at the time being in force, in accordance with the financing needs of the Company.

Following note 1b to the annual financial statements of the Company as of December 31, 2010, on March 24, 2011, Greenstone completed the transaction to acquire 65% of the issued and paid up share capital (net of dormant shares) of R.V.B. Holdings Ltd (hereinafter – “RVB”).

RVB is a public Israeli company whose shares are listed for trading on the OTC Bulletin Board (“OTCBB”). In November 2009 RVB sold its entire operations and since then RVB has no business operations and most of its assets are cash and cash equivalents.

On May 24, 2011 Greenstone announced that on May 23, 2011 the audit committee and board of directors of RVB decided, in principle, to approve the acquisition of Greenstone’s holdings in the Company as well as the acquisition of shares of the Company from additional shareholders of the Company (in this section – “the transaction”).

E - 10

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1	-	GENERAL (continued):

b.	(continued):

If the said transaction is completed and/or the Company raises capital from other sources, which are sufficient to finance its daily activities, Greenstone’s undertaking to provide financing for the Company's continued operation will be revoked.
See also note 5 below.

In addition, based on past experience, the Company has also been able to raise capital from existing and/or external shareholders, which were adequate to finance its daily operations, including financing received from Greenstone and another shareholder of the Company, during and after the reporting period (see notes 3(b) and 5 below).

c.	These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2010 and the year then ended, and the accompanying notes.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis for the preparation of the financial statements:

The Company's condensed interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods as those implemented in the preparation of its financial statements as of December 31, 2010 and for the year then ended.

b.	The condensed financial statements are drawn up in accordance with the disclosure requirements of Chapter D of Securities Regulations (Interim and Immediate Reports), 1970.

c.
New standards and clarifications that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods, but may have an impact on future periods:

•	Amendment to IAS 34 "Financial Reporting for Interim Periods"

The amendment emphasizes the principles laid out in IAS 34, namely, that the purpose of the information presented in the interim financial statements regarding events and transactions, which are significant to understanding the changes in financial position and in the entity’s performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the method of implementation of this principal with respect to financial instruments and certain disclosure requirements have been added. The amendment is to be implemented retroactively for annual reporting periods commencing on or after January 1, 2011.

E - 11

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (continued):

c.
New standards and clarifications that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods, but may have an impact on future periods (continued):

•	For information on the standards, interpretations and amendments to the standards set forth below, see note 3 to the Company’s financial statements for the year ended on December 31, 2010:

▪	IAS 1 (Revised) “Presentation of Financial Statements”
▪	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”.
▪	Amendment to IAS 32 “Financial Instruments: Presentation”.
▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding the nature and extent of risks arising from financial instruments).

d.	Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2010 and the year then ended:

•	IFRS 9 "Financial Instruments"
•	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding the transfer of financial assets).

e.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of March 31, 2011	3.481	108.75	108.54
As of March 31, 2010	3.713	104.30	104.20
As of December 31, 2010	3.549	108.00	107.60

Rate of change	%	%	%
For the three -month period ended on:
March 31, 2011	(1.92)	0.70	0.87
March 31, 2010	(1.64)	(0.86)	(0.95)

For the year ended December 31, 2010	(5.99)	2.66	2.28

E - 12

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3	-	MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD

a.
On March 21, 2011 a letter of intent (“letter of intent”) was signed between the Company and a US-based company, which is primarily engaged in the construction of waste-to-energy facilities for the treatment of domestic trash (“the developer”), pursuant to which the parties plan to enter into binding agreements based on the principles outlined in the letter of intent, the highlights of which are set forth below:

(1)	The parties will cooperate in the development, construction and operation in the US of waste treatment facilities based on the Company’s PGM technology (“the technology”).

(2)
As part of the cooperation the parties will take steps to develop, build and operate the first facility which will treat 1,000 tons of waste per day (“the facility”). The costs involved in the construction of the facility are estimated at $180 million.

(3)	The developer is responsible for obtaining all the required approvals and permits for the construction and operation of the facility.

(4)	The developer is responsible for obtaining the financing necessary to build the facility.

(5)
In exchange for the Company’s obligation to provide a license to use the technology and perform the initial engineering planning of the facility at an estimated cost of US$ 3 million, the Company shall be entitled to following consideration:

•	Allotment of shares representing 14.25% of the developer’s fully diluted share capital on the allotment date.
•	Royalties at the rate of 5% of the facility’s revenues, estimated at $46 million over the useful life of the project (estimated at 20 years).

(6)
The parties will negotiate for a period of up to six months to draw up the binding agreements based on the aforesaid principles, and these agreements will be subject to the approval of the board of directors of each party. Insofar as the singing of the agreement is not completed during the said period, the letter of intent will expire and will be rendered null and void without any of the parties having any claim, obligation or liability in respect thereof. During the aforesaid six-month period, the parties have undertaken not to contact any third party in connection with a project, which makes use of the technology or any similar technology within the geographic area referred to in the letter of intent (comprising four US states). It is hereby clarified that at this stage there is no certainty that the transaction will be carried out.

b.
Until the reporting date, Greenstone transferred a sum of $0.7 million to the Company. Subsequent to the balance sheet date, Greenstone transferred an additional $0.3 million to the Company. See also section c. and note 5 below.

c.
Further to note 11(a)(2) of the Company financial statements as of December 31, 2010, on March 15, 2011, the Company signed an agreement with Bank Leumi Le’Israel Ltd (“the bank”), which regulates the repayment of certain debts and obligations of the Company to the bank in the amount of NIS 8.3 million in connection with loans provided to it and which Greenstone, together with S.R. Accord Ltd and S.R. Accord Technologies Ltd, (“the guarantors”) have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement the guarantors paid the bank a total sum of NIS 5 million. In addition, the guarantors have undertaken to the bank to repay a loan which the bank extended to the Company in the amount of NIS 2.6 million ($0.7 million).

E - 13

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3	-	MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

c.	(continued):

The Company also agreed to create specific liens in favor of the bank and the guarantors have undertaken to submit documents to the Registrar of Companies for the cancellation of specific liens that had been created by the Company in their favor.
In addition, Greenstone has undertaken not to demand, not to receive, not to collect and not to extract any amounts from the Company out of or on account of capital notes and shareholder loans, dividends, management fees and additional payments, with the exception of specific agreed on payments. See also note 5 below.

The loan is in dollars and was provided for a period of 24 months. The interest rate on the loan is LIBOR + 2.85% per annum. The loan principal is repayable in 7 consecutive quarterly payments from September 16, 2011 to March 16, 2013.

See also d. below.

d.
Further to note 14(a)(4) to the Company’s annual financial statements as of December 31, 2010, during the reporting period shareholder loans in the amount of $3.5 million and guarantees provided to the Company in the amount of $0.7 million were renewed.

As stated in the annual financial statements, the guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantees fee that the guarantors are entitled thereto, in whole or in part, at a price of $5.402.4 per share. The value of the rights to invest in the share capital of the Company, which was computed in accordance with the B&S model, was immaterial.

The value of the right to convert loans to shares of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 1.7 million, added to the effective interest on the loan, and recognized in the Company’s statement of income over a period of one year – the contractual period. Since the values at which the Company carries out capital transactions have declined compared to the price of conversion of these loans to shares, the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

e.
Further to note 14(a)(10) to the Company’s annual financial statements as of December 31, 2010, in connection with Greenstone’s agreement with the Company, regarding the provision of a guarantee to the bank to secure credit up to an amount equivalent to $1 million, which the bank extended the Company, in February 2011, the guarantee agreement was renewed for a period of one year.

The value of the right to invest in the share capital of the Company, which was calculated using the B&S model, amounted to NIS 2.9 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a one-year period – the term of the guarantee agreement. The parameters that were used to calculate the fair value are: a share price of $2.5, reflecting the value per share in the transaction described in note 1(b), an exercise price of $1.413, in accordance with the terms of the agreement, and the expected volatility of companies operating in this field abroad – 25%. The life of the option is one year, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest rate of 0.2% per annum.

E - 14

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 4	-	RESTATEMENT DUE TO ERROR

As of January 1, 2008, the Company has depreciated fixed assets attributed to the sampling facility it built (“the sampling facility”) and its know-how is amortized for a period of 20 years based, among others, on the lives of patents registered in its name, which apply to the different components of the know-how.

Further to note 1(c) to the Company’s annual statements as of December 31, 2010, following discussions with the Authority’s staff, the Company accepted the Authority’s position whereby the period of depreciation of the sampling facility and the period of amortization of the know-how should be in accordance with the remaining life of the main patent that applies to the main component of the know-how, upon the commencement of amortization of the know-how and depreciation of the sampling facility (January 1, 2008), that is, 12.5 years.

Given the aforesaid, the Company decided to amend its financial statements for the relevant periods by way of restatement, so that the period of depreciation of the sampling facility and amortization of the know-how in the Company’s books, will be 12.5 years beginning from January 1, 2008.

(1)	Effect of restatement due to error on the items of the statement of financial position:

	As of March 31, 2010
	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand

Fixed assets, net	61,393	(5,353)	56,040

Intangible assets, net	17,028	(1,287)	15,741

Shareholders’ equity	37,500	(6,640)	30,860

(2)	Effect of restatement due to error on the items of the statement of comprehensive income:

	For the three-month period
	ended March 31, 2010
	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand

Operating and facility maintenance expenses	2,307	754	3,061

Loss from ordinary operations	(5,377)	(754)	(6,131)

Loss for the period	(7,985)	(754)	(8,739)

E - 15

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 4	-	RESTATEMENT DUE TO ERROR (continued):

(3)	Effect of restatement due to error on the statement of shareholders’ equity:

	For the three-month period
	ended March 31, 2010
	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand

Capital reserve in respect of translation differences	(3,979)	(56)	(4,035)

Accumulated loss	(138,152)	(6,584)	(144,736)

NOTE 5	-	MATERIAL EVENTS AND TRANSACTIONS SUBSEQUENT TO THE BALANCE SHEET DATE

On May 18, 2011, a general and extraordinary meeting of the Company authorized, among others, that subject to the completion of the transaction detailed in note 1(b) above (in this section – “the transaction”) and as of the date of closing thereof the following actions are to be carried out simultaneously:

(1)
The right to convert loans received from Pacific Kestrel and EBN, shareholders of the Company, in the amount of $4.3 million (including interest accrued thereon until the actual conversion date) to shares of the Company, at a conversion price for one ordinary share of $5.40239, and their conversion subject to the consent of Pacific Kestrel and EBN.

(2)
The right to convert accrued interest (in connection with converted loans) in the amount of $0.17 million (commitment to several shareholders pursuant to an agreement from September 2005, accrued interest to the date of conversion of the loans), at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of the relevant shareholders.

(3)	To authorize investments in the Company as set forth below:

3.1
An investment of $1.4 million in the Company at a price of $2.5 per share or if the price per share in the share swap is below $2.5 per share, at a price equal to 92.5% of the price per share in the share swap. The aforesaid investment funds were transferred by shareholders (Greenstone, Accord and Accord technologies) for the purpose of repaying part of the Company’s loan from Bank Leumi Le’Israel Ltd (“B.L.L.”), pursuant to a debt arrangement signed with B.L.L., as stated in note 3c above.

3.2	An investment by Greenstone amounting to no less than $0.7 million at identical terms to the ones detailed in subsection 3.1 above. See also note 3(b) above.

E - 16

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5	-	MATERIAL EVENTS AND TRANSACTIONS SUBSEQUENT TO THE BALANCE SHEET DATE (continued):

(3)	(Continued:)

3.3	An investment by Strauss in the amount of $0.5 million at identical terms to the one detailed in subsection 3.1 above. This amount was transferred to the Company on May 24, 2011.

(4)	Each shareholder will be offered to participate in the investments detailed in section 3, at identical terms.

It is hereby clarified that all the investments set forth in section 3 above have been and/or will be provided by way of shareholder loans to the Company (“shareholder loans”). The shareholder loans are not linked, do not bear any interest and their repayment date is December 31, 2012. Shareholder loans will be automatically converted to shares of the Company, subject to the completion of the transaction stated in note 1(b) and the swap of Company shares at the conditions stipulated above.

Notwithstanding the aforesaid, if prior to the completion of the transaction and the share swap an investment or several investments (not including a conversion of loans, guarantees or options by existing shareholders of the Company) at a cumulative amount of at least $1 million (or another reasonable amount as agreed) are carried out in return for the issuance of Company shares or securities convertible to Company shares, at an average weighted price per share below $2.5 (“investment at a low value” and “the price per share at a low value”), then Greenstone and Strauss’ investments will be granted the right to be converted into Company shares.

Upon the completion of the investment at a low value and regardless of the transaction or share swap, the price per share in such conversion will be equal to 92% of the price per share at a low value.

(5)	The issuance of 150,000 shares to Moshe Stern.

E - 17

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF
ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD

We have audited the accompanying statements of financial position of Environmental energy resources (Israel) Ltd (hereinafter- "the Company") as of December 31, 2010 and 2009, and the statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance) – 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believed that our provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements) – 2010.

Without qualifying our opinion, we hereby draw you attention to note 1b regarding the Company's dependence on obtaining additional financing from Greenstone Industries Ltd (hereinafter – “Greenstone”) and/or through the raising of capital from external entities for the purpose of continuing its business activities. The financing from Greenstone is subject to the approval of Greenstone’s institutions pursuant to any law applicable at the time, in accordance with the financial needs of the Company.

Brightman Almagor Zohar & Co.
Certified Public Accountants

Tel Aviv March 9, 2011

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF FINANCIAL POSITION

		As of December 31
		2 0 1 0	2 0 0 9
	Note	NIS in thousand
Assets

Current assets
Cash and cash equivalents	5	203	1,168
Accounts receivable	6	880	905
Prepaid expenses in respect of receiving a guarantee from interested parties	14a(4) (9),(10),(11)	-	2,619
Loan provided to the CEO of the Company	7	772	883
Total current assets		1,855	5,575

Non-current assets
Loan provided to the CEO of the Company	7	974	1,841
Fixed assets, net	8	49,568	58,727
Intangible assets, net	9	13,952	16,392
Total non-current assets		64,494	76,960

Total assets		66,349	82,535

Liabilities and shareholders' equity

Current liabilities
Credit from banks	11	16,073	16,281
Convertible shareholders' loans	11	15,399	15,553
Accounts payable and accruals	10	2,211	2,963
Total current liabilities		33,683	34,797

Non-current liabilities
Shareholders' loans	11	15,048	15,645
Options at fair value through profit and loss	15b(4)	745	-
Liability to the Chief Scientist	14b	1,570	1,740
Liability in respect of dismantling and removal of fixed assets	2(i)	270	265
Total non-current liabilities		17,633	17,650

Shareholders' equity		15,033	30,088

Total liabilities and shareholders' equity		66,349	82,535

Yitzhak Apeloig Chairman of the Board	Moshe Stern Director and CEO	Natalie Tsabary Controller

Approval date of the financial statements: March 9, 2011.

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF COMPREHENSIVE INCOME

		For the year ended on December 31
		2 0 1 0	2 0 0 9	2 0 0 8
	Note	NIS in thousand

Operating expenses and facility maintenance	16	10,128	11,961	16,412
Marketing expenses	17	4,671	5,070	5,559
Administrative and general expenses	18	6,168	6,978	7,468
Other expenses	8	351	-	-

Loss from ordinary activities		(21,318)	(24,009)	(29,439)

Financing income	19	65	112	390
Financing expenses	19	(7,180)	(4,725)	(3,327)

Total financing expenses, net		(7,115)	(4,613)	(2,937)

Loss for the year		(28,433)	(28,622)	(32,376)

Other comprehensive profit (loss)
Translation differences from functional currency to presentation currency		(1,185)	121	(2,030)
Total comprehensive loss for the period		(29,618)	(28,501)	(34,406)

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the year ended on December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total

	NIS in thousand
Balance as of January 1, 2010	1	147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes in 2010 -
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Issuance of shares (see notes 15b(2)(3) and (4))	40	9,838	653	-	-	-	-	10,531
Share-based payment	-	-	-	-	-	1,938	-	1,938
Equity component of convertible loans
(see note 14a(4) and (8))	-	1,996	-	-	-	62	-	2,058
Share-based payment in respect of guarantees received
from shareholders
(see note 14a(4), (9) and (10))	-	-	-	-	-	36	-	36

Loss for the period	1,631	10,243	653	-	-	2,036	-	14,563
Capital reserve in respect of translation differences	-	-	-	(1,185)	-	-	-	(1,185)
Loss for the year	-	-	-	-	-	-	(28,433)	(28,433)
Total comprehensive loss for the year	-	-	-	(1,185)	-	-	(28,433)	(29,618)

Balance as of December 31, 2010	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

 The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(cont.)

	For the year ended on December 31, 2009
	Share capital	Premium on shares	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments	Accumulated losses	Total
	NIS in thousand
Balance as of January 1, 2009	1	147,423	(3,728)	690	11,079	(107,375)	48,090

Changes in 2009 -
Share-based payment					3,651		3,651
Equity component of convertible loans
(see note 14a(4) and (8))	-	-	-	-	2,312	-	2,312
Share-based payment in respect of guarantees
received from shareholders
(see note 14a(4), (9) and (10))	-	-	-	-	4,536	-	4,536

Loss for the period	-	-	-	-	10,499	-	10,499
Translation differences in respect of presentation currency	-	-	121	-	-	-	121
Loss for the year	-	-	-	-	-	(28,622)	(28,622)
Total comprehensive loss for the year	-	-	121	-	-	(28,622)	(28,501)

Balance as of December 31, 2009	1	147,423	(3,607)	690	21,578	(135,997)	30,088

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(cont.)

	For the year ended on December 31, 2008
	Share capital	Premium on shares	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments	Equity component of convertible loans	Accumulated losses	Total
	NIS in thousand
Balance as of January 1, 2008	1	143,948	(1,698)	-	5,830	192	(74,999)	73,274

Changes in 2008 -
Expiry of conversion component of '
shareholders loans		192	-	-	-	(192)	-	-
Issuance of shares (net of issue
expenses of NIS 0.2 million)	*	3,283	-	-	-	-	-	3,283
Share-based payment	-	-	-	-	5,249	-	-	5,249
Capital reserve in respect of loans from shareholders	-	-	-	690	-	-	-	690
Loss for the year	-	3,475	-	690	5,249	(192)	-	9,222

Translation differences in respect of presentation currency	-	-	(2,030)	-	-	-	-	(2,030)
Loss for the year	-	-	-	-	-	-	(32,376)	(32,376)
Total comprehensive loss for the year	-	-	(2,030)	-	-	-	(32,376)	(34,406)

Balance as of December 31, 2008	1	147,423	(3,728)	690	11,079	-	(107,375)	48,090

* Less than NIS 1,000

The accompanying notes are an integral part of the financial statements

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand

Cash flows from operating activity
Loss for the year	(28,433)	(28,622)	(32,376)
Adjustments required to present cash flows from operating activity (Appendix)	16,323	16,741	15,793

Net cash used in operating activity (*)	(12,110)	(11,881)	(16,583)

Cash flows from investment activity
Receipt of insurance refunds	-	914	-
Investment in fixed assets	(9)	(1,031)	(1,424)

Net cash used in investment activity	(9)	(117)	(1,424)

Cash flows from financing activity
Short-term credit, net	-	8,927	-
Proceeds from the issuance of shares	11,272	-	3,283
Receipt of loans from shareholders which are convertible into Company shares	-	2,029	3,623

Net cash provided by financing activity	11,272	10,956	6,906

Decrease in cash and cash equivalents	(847)	(1,042)	(11,101)

Balance of cash and cash equivalents at the start of the year	1,168	2,201	14,043
Effect of changes in exchange rates on foreign currency cash balances	(118)	9	(741)

Balance of cash and cash equivalents at end of the year	203	1,168	2,201

(*) Including cash interest payments in the amount of	197	181	392

(*) Including cash interest received in the amount of	24	3	192

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS (CONTINUED)

Appendix– Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	7,032	7,483	9,030
Increase (decrease) in liability in respect of employee benefits	54	-	(71)
Interest accrued on loans, net	4,137	2,669	664
Loan which became a grant to the CEO of the Company	1,460	1,525	-
Bonus in respect of options to shareholders in connection with
the provision of a guarantee	2,645	1,751	1,724
Other expenses – capital loss from derecognition of fixed assets	351	-	-
Recognition of interest on shareholders' loans against a capital reserve	-	-	690
Share-based payments	1,938	3,651	5,249

	17,617	17,079	17,286

Changes in asset and liability items:

Decrease (increase) in accounts receivable	(51)	(275)	1,221
Increase (decrease) in accounts payable and accruals	(1,243)	(63)	(2,714)

	(1,294)	(338)	(1,493)

	16,323	16,741	15,793

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	General description of the Company and its operation:

Environmental Energy Resources (Israel) Ltd, (hereinafter – the Company) is engaged in the development of new technology for the treatment of bio-medical waste, municipal solid waste and low and intermediate level radioactive waste.

At the beginning of 2007, the Company completed the construction of a sampling facility in Israel to implement the Company’s technology for thermal treatment and removal of municipal solid waste (hereinafter – the facility) and commenced a year of trial running the system.

At the start of 2008, the Company began depreciating the facility after a successful first year of trial running the system.

In the years 2007-2009, the sampling facility was operated several times.

Regarding the lease of the property on which the sampling facility is located, see note 14(a)(2) below.

The Company has numerous patents, either registered or at various stages of application, relating to its field of activity.

b.
As of the date of approval of the financial statements, the Company has no revenues and has a negative cash flow from operating activity, a working capital deficiency, continued dependence on short-term credit and continued operating losses.

To continue its current operations the Company is dependent on obtaining additional financing resources from existing and/or external shareholders. Greenstone Industries Ltd, one of the Company's main shareholders (hereinafter – "Greenstone") has undertaken to provide the Company with additional financing as may be required to ensure its continued operation on a smaller scale, which does not include extensive business development in the foreseeable future, as this term is defined in Opinion 58 of the Institute of Certified Public Accountants in Israel and in IAS1. The said undertaking is subject to the approval of Greenstone's institutions pursuant to the law at the time being in force, in accordance with the financing needs of the Company.

On December 12, 2010 Greenstone announced that it has entered into an agreement with Aviv Tzidon and the company he controls (hereinafter – “the sellers”), unrelated parties to Greenstone and/or the Company, pursuant to which Greenstone extended a loan to the sellers, jointly and severally, while at the same time the seller gave Greenstone an option, for a three month period, to purchase their shares (controlling shares) in R.V.B. Holdings Ltd (hereinafter – “RVB”).

RVB is a public Israeli company whose shares are listed for trading on the OTC Bulletin Board (“OTCBB”). In November 2009 RVB sold its entire operations and since then RVB has no business operation and most of its assets are cash and cash equivalents.

To the best of the Company’s knowledge, Greenstone is exploring the possibility to integrate the Company’s operations into RVB, if and insofar as the option is exercised.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

If the plan to integrate the Company’s operations into RVB is completed and/or the Company raises capital from other sources, as aforesaid, which are sufficient to finance its daily activities, Greenstone’s undertaking to provide financing for the Company's continued operation will be revoked.

In addition, based on past experience, the Company has also been able to raise capital from existing and/or external shareholders, which were adequate to finance its daily operations. These, among others, include investments by Greenstone and a group of private investors, in the amount of $2 million in January 2010 (see note 15(b)(2)), U-Trend’s investment in July 2010 in the amount of $4 million (see note 15(b)(4)) and financing from Greenstone at the start of 2011 (see note 23).

c.
During 2010 Greenstone and the Company submitted a draft prospectus to the Securities Authority and the Tel Aviv Stock Exchange Ltd for the public offering of securities of the Company and the distribution of Company shares held by Greenstone as dividend in-kind to the shareholders of Greenstone ("the prospectus"). As of the date of this report, Greenstone and the Company decided, at this stage, to suspend the publication of the prospectus.

d.	Definitions:

The Company	-	EER – Environmental Energy Resources (Israel) Ltd.
Interested parties	-	as defined in the Securities Law, 5728-1968 and the regulations stipulated thereunder
Related parties	-	As defined in IAS 24
Controlling shareholders	-.	as defined in the Securities Regulations (Annual Financial Statements), 5771-2010
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Declaration regarding the implementation of International Financial Reporting Standards (IFRS):

The Group's financial statements were prepared in accordance with International Financial Reporting Standards (hereinafter – "IFRS") and the clarifications thereto which were published by the International Accounting Standards Board (IASB). The main accounting policies set forth below were consistently applied to all accounting periods presented in these financial statements, with the exception of changes in the accounting policy arising from the implementation of standards, amendments to standards and new interpretations that have entered into effect on the date of preparation of the financial statements, and which are specified in Note 3a.

b.	The financial statements are drawn up in accordance with Securities Regulations (Annual Financial Statements), 5771-2010 (hereinafter – "Regulations of Financial Statements").

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Presentation of the statement of financial position

The Company’s assets and liabilities in the statement of financial position are classified according to current and non-current items. The Company’s operating cycle period is 12 months.

d.	Basis for the preparation of the financial statements:

The financial statements were prepared on the basis of the historical dollar cost, except for:

•
Financial assets and liabilities (cash and cash equivalents, deposits, short-term receivables, accounts payable and accruals and loans) are measured at a depreciated cost which is not materially different from their fair value.

•	Fixed assets and intangible assets are presented at the lower of the historical cost, net of accumulated depreciation and the recoverable amount.

•	Liabilities in respect of employee benefits, as specified in note 2t.

•	Share-based payments are measured in note 2r. below and are recognized in the income statement over the vesting period of the instruments that were granted.

e.	Analysis of the expenses recognized in profit or loss

The Company’s expenses in the statement of comprehensive income are presented based on the nature of expenses within the entity.

f.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Company operates is the US dollar (hereinafter – "the functional currency"). The Company elected to present the financial statements in shekels. As for exchange rates and changes therein during the presented periods see note 2v(3).

(2)	Translation of transaction that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter – "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction. At each reporting period, monetary items stated in foreign currency are translated according to the exchange rates in effect at that date; non-monetary items that are measured in terms of historical cost are translated according to the exchange rates in effect at the time of the transaction in connection with the non-monetary item.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Foreign currency (continued):

(3)	The method of recording exchange rate differences

Exchange rate differences (primarily in respect of monetary balances that are not in the functional currency) are recognized in the income statement in the period in which they occurred.

(4)	Translation of the Company's financial statements for the purpose of presentation in NIS

For the purpose of presenting the dollar financial statements of the Company in NIS, the assets and liabilities are expressed in the exchange rates in effect at the balance sheet date. Revenue and expense items are translated according to the average exchange rates during the reporting period, unless there were significant fluctuations in the exchange rates during this period. In this case, the translation of these items is carried out according to the exchange rates on the date of the transactions, and the related translation differences are recognized in shareholders' equity under "capital reserve in respect of translation differences of foreign operations". These translation differences are recognized in the income statement on the date of disposal of the foreign operation in respect of which the translation differences were created.

g.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, including short-term bank deposits (up to three months from date of deposit) which are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

h.	Fixed assets:

A fixed asset is a tangible item, which is held for use in manufacture or the supply of goods or services, or rent for others, which is forecasted to be used for more than one period. The Company presents its fixed asset items according to the cost model.

Under the cost model, fixed asset items are presented in the balance sheet at cost (net of received investment grants), net of accumulated depreciation and less accumulated impairment losses. The cost includes the cost of acquisition of the asset as well as costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Any component of a fixed-asset item having a cost that that is significant in relation to the total cost of the item is depreciated separately. The depreciation is carried out systematically over the estimated useful life of the asset by the straight line method from the time in which the asset is ready for its intended use. In the opinion of the Company's management, no significant residual value is expected at the end of the useful life.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

The annual rates of depreciation are as follows:

	Useful lives	Depreciation rates
		%
Buildings	12.5	8
Construction and miscellaneous	12.5	8
Plasma, compressors and bellows	12.5	8
Machinery and equipment	12.5	8
Pipelines	12.5	8
Crane and a reactor	12.5	8
Taps and electricity	10	10
Steam boilers	5	20
Furniture and office equipment	3-17, mainly 3	6-33 (mainly 33%)

The depreciation method and the useful life of the asset are reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

Profit or loss created as a result of the sale or retirement of the asset is determined according to the difference between the proceeds from the sale of the asset and its book value, and carried to the statement of income.

The cost of replacing part of a fixed asset item is recognized as an increase in the book value of that item when incurred, if it is expected that the future financial benefit embodied in the items will flow to the Group and that its cost can be measured reliably. Routine maintenance costs are expensed when incurred.

i.	Liability in respect of costs for dismantling and removing an item and restoring the site on which the asset is located:

The cost of a fixed-asset item includes, among others, costs to dismantle and remove the item and to restore the site on which the asset is located, for which the Company incurred an obligation, when the item was purchased or as a result of the use of this item during a certain period, that is not for the purpose of manufacturing inventory during that period.

a.	Changes in said liability by the end of the period of depreciation of the item will be deducted from or added to the asset during the period in which they occurred.
b.	Changes in said liability deriving from the passage of time are recognized in the statement of income as a financing cost as incurred.

j.	Borrowing costs:

The Company's borrowing costs are recognized in the income statement as they are incurred.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Intangible assets except for goodwill:

Intangible assets are identifiable non-monetary assets that lack a physical entity.

The Company has intangible assets with a definite life.

Intangible assets with a definite useful life are amortized on the straight line basis over its estimated useful life subject to impairment test. The change in the useful life assessment of an intangible asset with a definite life is accounted for prospectively.

The useful life during which intangible assets with a finite useful life (know-how) are amortized is 12.5 years, based, among others, on the remaining life of the main registered patent on said know-how.

The Company's intangible costs are recognized and measured in accordance with the way they were created, as follows:

An intangible asset that has been created internally, as a result of the Company's development activities (or the development stage of an internal project) in respect of know-how for the treatment of waste is recognized, net of investments and participation grants, when all the conditions below have been met:

•	There is a technical feasibility that the asset will be completed, thus making it available for use or sale.
•	The company intends to complete the asset and use it or sell it;
•	The company is capable of completing the asset and using it or selling it;
•	The asset is expected to generate future economic benefits;
•	The company has available technical, financial and other resources for completing the development of the asset and for using or selling the asset; and
•	The development costs that can be attributed to the asset can be reliably measured.

Compliance with the above conditions has been tested in view of the existence of said technology in Russia, economic reviews based on which there is a market for the technology which will allow for economic benefits in the future, the existence of agreements relating to the development that permitted the reliable measurement of development costs and agreements with the shareholders regarding the provision of financing to the Company, which will enable the completion of the development.

When an intangible asset created internally cannot be recognized, the development costs are carried to the income statement as they are incurred.

Intangible assets that were created internally are amortized using the straight line method over their useful life, and are presented at cost, less amortization and any accumulated impairment losses.

Concerning the grants received from the Chief Scientist and royalties paid in respect thereof, see note 2p.

As for the amendment of IAS 7 “Cash flow Statements”, as part of the IASB’s annual improvements project for 2009, see note 3a.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

L.	Impairment of intangible assets except for goodwill (continued):

The company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and intangible assets.  When such indicators of impairment are present, the company estimates the recoverable amount of the assets in order to measure the amount of impairment loss that was created, if any. When it is not possible to assess the recoverable amount of a single asset, the group estimates the recoverable value of the cash-generating unit to which that asset belongs. Joint assets are also allocated to single cash-generating units if a reasonable and consistent basis for such allocation can be identified. If the joint assets cannot be allocated to single cash-generating units on the said basis, the joint assets are allocated to the smallest groups of cash-generating units in respect of which a reasonable and consistent basis for allocation can be identified.

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital.

If an impairment loss recognized in previous periods is reversed, the carrying value of the asset (or the cash-generating unit) is increased back to the estimated recoverable amount but not higher than the carrying value of the asset (or the cash-generating unit) that would have existed if an impairment loss had not been recognized in respect thereof in previous periods. The reversal of an impairment loss is immediately recognized in the statement of income.

m.	Financial assets:

(1)	General

Financial assets are recognized in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Where the purchase or sale of an investment are effected under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, the investment is recognized and derecognized on the trade (the date in which the Company has undertaken to buy or sell an asset).

Investments in financial instruments are initially measured at fair value plus transaction costs, except for those financial assets classified as at fair value through profit or loss, where the transaction costs are carried to the income statement.

The Company's financial assets are loans and receivables. The classification is dependent on the nature and purpose of holding the financial asset and it is determined at the initial date of recognition of the financial asset.

As of the Amendment of IFRS 7 "Financial Instruments: Disclosure", see note 3c.

As for the Amendment of IAS 39 "Financial Instruments: Recognition and Measurement", as part of the IASB's annual improvements project for 2009 regarding the scope of the standard, see note 3a.

As for the publication of IFRS 9 "Financial Instruments", see note 3c.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Financial assets (continued):

(2)	Loans and receivables

Deposits, loans and other receivables with fixed or determinable payments that are not quoted in an active market, are classified as loans and receivables. The value of these financial assets is not materially different than their fair value.

(3)	Impairment of financial assets:

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

Indicators of impairment may include:

•	Significant financial difficulties by the issuer or the debtor;
•	Failure to meet the current payments of the principal or interest;
•	Expectation that the debtor will face bankruptcy or reorganization of his debts.

If in a subsequent period the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss up to the extent of the initial impairment.

Such reversal of the impairment loss is limited in amount, such that the book value of the investment in the asset on the date on which the impairment loss was reversed shall not exceed the amount of the depreciated cost of the asset that existed on that date had the impairment not been previously recognized.

The carrying value of all financial assets is amortized in respect of impairment losses.

n.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instrument in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issue costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit or loss).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Financial liabilities and equity instruments issued by the Company (continued):

(2)	Loans convertible into shares of the Company

Loans convertible into shares of the Company, the principal and/or interest payments in respect thereof are not linked to a currency other than the functional currency, or the Consumer Price Index, constitute a hybrid financial instrument. On the date of receipt of the loans with a conversion option, the convertible loan components are separated, while the liability component is presented under long-term liabilities and the equity component is presented under shareholders' equity. The fair value of the liability component is determined based on the acceptable interest rate in a market of financial instruments with similar characteristics, which do not include a conversion option. The remaining proceeds in respect of the convertible loans are attributed to the conversion option therein and are presented in the shareholders' equity under "equity component of convertible loans". This component is recognized and included in the equity and is not re-measured during subsequent periods. The issue costs are allocated relative to the components of hybrid financial instrument in accordance with the allocation of the proceeds.

(3)	Options to purchase Company shares

a.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a fixed amount of cash, are presented in shareholders’ equity under “Receipts on account of options”. For this matter, an exercise price which varies at each possible exercise date, but at the issuance date, it was possible to determine the exercise price at each exercise date, is accounted as a fixed price.

b.
Proceeds from the issuance of option to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a variable amount of cash, are presented under current liabilities, and are classified as liabilities at fair value through profit and loss. In this respect, the exercise amount linked to the Consumer Price Index or to foreign currency is considered a variable amount.  Regarding the accounting treatment of financial liabilities at fair value through profit and loss, see note 15(b)(4).

As for the amendment of IAS 32 “Financial Instruments: Presentation”, regarding the classification as equity (under certain conditions) of rights to acquire equity instruments stated in a currency which is not the Company’s functional currency, see note 3c.

(4)	Financial liabilities at fair value through profit and loss

A financial liability is classified at fair value through profit and loss if it is held for trading purposes or designated as a financial liability at fair value through profit and loss.

The Company’s financial liabilities, which are included in this category, include options for the purchase of Company shares at an exercise price linked to the Consumer Price Index and/or foreign currency and derivatives on equity instruments of the Company.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Financial liabilities and equity instruments issued by the Company (continued):

(4)	Financial liabilities at fair value through profit and loss (continued):

A financial liability is classified as held for trading purposes if:

•	It was primarily created for the purpose of repurchase in the near future; or
•	It constitutes part of a portfolio of identifiable financial instruments, which are jointly managed by the Company, which have a proven pattern of generating profits in a short period; or
•	It is a non-designated derivative, which is effective as a hedge instrument.

Financial liabilities at fair value through profit and loss are presented at fair value. Each profit or loss arising from changes in fair value is recognized in profit or loss. The net profit or loss, which is recognized in the statement of income, includes interest paid in respect of the financial liability. On the date of initial recognition transaction costs are included in the statement of income.

(5)	Other financial liabilities

Other financial liabilities (credit, loans, accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

(6)	Interest-free loans from shareholders

A loan received is presented on the initial recognition date at fair value, while the difference between the amount of the loan and its fair value is carried to shareholders' equity.

Regarding the accounting treatment of said loans, see note 11.

(7)	Splitting proceeds from the issuance of a block of securities

When issuing a block of securities, the proceeds are allocated to the various components of the block as follows: The proceeds are first allocated to financial liabilities measured at fair value through profit and loss and to other financial liabilities, which are measured at fair value only on the date of initial recognition, while the remainder is allocated to equity instruments. When the block of securities includes hybrid financial instruments, the other financial liabilities are recognized at the amount of the difference between the hybrid instrument and the fair value of financial liabilities measured at fair value through profit and loss. When several equity instruments are issued as part of a block of securities, the proceeds of the block is attributed in accordance with their proportionate fair value. The fair value of each component of the block which is measured at fair value as aforesaid is determined based on the market price of the securities close to the date of issue. Issuance costs are allocated between each one of its components proportionately to the value determined for each issued component. Issue costs allocated to financial liabilities measured at fair value through profit and loss are recognized in the statement of income on the date of issue. Issuance costs allocated to other financial liabilities are presented as a deduction from the liability and are recognized in the statement of income using the effective interest rate. Issuance costs allocated to equity instruments are presented as a deduction from the equity.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

Regarding the amendment to IAS 17 “Leases” as part of the IASB’s annual improvements project for 2010, see note 3a.

p.	Government grants and grants from the Chief Scientist

Grants received from the Chief Scientist (prior to the Amendment to IAS 20), which the Group is required to repay with the addition of interest payments, provided the conditions associated with the grant are met, and which do not constitute forgivable loans, are recognized on the date of initial recognition, the amount to be repaid is presented as a liability at its nominal value without reflecting the benefit that arises from the capitalization of the grant at a capitalization rate that reflects the level of risk of the research and development project.

q.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation as a result of past event, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the current value of the forecasted cash flows.

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be reimbursed by a third party, the Group recognized the asset, in respect of said reimbursement, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

r.	Share-based payments:

Share-based payments to employees and others who provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share-based payments (continued):

In share-based payment transactions that are settled in equity instruments, which relate to a guarantee provided by the shareholders, the expense in respect of the guarantee received and the corresponding increase in the shareholders' equity are presented at the value of the equity instruments granted on the date the guarantee was provided, by using the Black and Scholes model, and is recognized the income statement over the period of the guarantee.

s.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain assets and liabilities, between the financial reporting and reporting for tax purposes.

t.	Employee benefits:

(1)	Post-employment benefits

In accordance with labor laws and labor agreements in Israel and in line with the Company's practices, the Company is required to pay severance pay to dismissed employees, and in some cases, to employees that resign from their employment voluntarily.

The Company has defined benefit plans in accordance with Article 14 of the Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined benefit plan are included as an expense during the deposit, parallel to receiving services from the employee. The Company makes current deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, convalescence and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Employee benefits (continued:

(3)	Loan provided to the CEO of the Company

Short-term employee benefits are benefits payable during a period which does not exceed 12 months from the period in which the benefit-entitling service was provided.

Short-term employee benefits in the Company include the Group’s liability in respect of a loan given to the CEO of the Company. These benefits are recognized in the statement of income as incurred. The benefits are measured on a non-capitalized basis which the Company is expected to pay. See also note 7.

u.	Earnings per share

The Company does not include data on the earnings per share in its financial statements since its ordinary shares and potential ordinary shares are not listed, or in the process of listing for trading on public markets.

v.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the last known CPI at the balance date.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2010	3.549	108.0	107.6
As of December 31, 2009	3.775	105.2	105.2

Rate of change
For the year ended December 31, 2010	(5.99)	2.7	2.3
For the year ended December 31, 2009	(0.71)	3.9	3.8
For the year ended December 31, 2008	(1.14)	3.8	4.5

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS:

a.	New standards and interpretations that came into effect, which do not affect the current and/or previous accounting periods:

The following new standards, interpretations and amendments, which came into effect in 2010 do not have a material impact on the current reporting period and/or prior periods, but may have an affect on future periods.

•	Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedged items

The Amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks, can be designated as hedged items. In addition, the Amendment determines that the intrinsic value, in contrast to the time value of acquired options, qualifies as a hedging instrument of a single-party risk arising from a projected transaction. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 1 "Presentation of Financial Statements"

Pursuant to the Amendment to IAS 1 "presentation of financial statements", the liability component of an instrument which, as elected by the counter-party, can be settled by the issue of the entity's equity instruments, is to be classified as current or non-current based on the settlement date by way of the transfer of cash or other assets and not based on the settlement date by way of conversion. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 7 "Statements of Cash flows"

The Amendment to IAS 7 clarifies that only expenses that lead to an asset being recognized in the statement of financial position can be classified as cash flows used in investment activity. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 17 "Leases"

The Amendment to IAS 17 determines that land leases will be classified as a financing lease or operating lease using the general principles set forth by the standard. The Amendment is to be applied for annual reporting periods commencing on or after January 1, 2010. The Amendment is to be applied retroactively for existing leases when the required information is available on the date of commencement of the lease. When the required information is not available, land leases will be re-examined on the date of adoption of the standard.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

a.	New standards and interpretations that came into effect, which do not affect the current and/or previous accounting periods (continued):

•
Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of classification of profits and losses of hedging instruments and an early repayment option in debt instruments).

Amendment to IAS 39 “Financial Instruments: Recognition and Measurement” establishes certain revisions in the scope of the Standard. In addition, the Standard prescribes that the date of classification to profit and loss of gains and losses attributed to the hedging instrument in a cash flow hedge will be made on the date on which the projected cash flows affected the profit and loss. These amendments are to be applied on a prospective basis to all valid contracts for annual reporting period commencing on or after January 1, 2010. The Amendment also includes a clarification regarding the accounting treatment of a pre-payment option embedded in a debt contract, regarding the separation of an embedded derivative. The Amendment to is applied retroactively for annual reporting periods commencing on or after January 1, 2010.

b.	New standards and clarifications which have been published but are not yet in effect and have not been adopted early by the Group, which are expected or may have a material effect on future periods:

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

The interpretation determines the accounting treatment for financial liabilities extinguished with equity instruments and states that when such an event occurs, the liability will be extinguished, while the difference between its carrying amount on that date and the fair value of the consideration paid, which is measured at the fair value of the issued equity instruments, will be recognized in the statement of income.

The interpretation is to be applied retroactively to annual reporting periods commencing on or after January 1, 2011.

At this stage management is unable to estimate the effect of this interpretation on its financial position and operating results.

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements:

•	IFRS 9 "Financial Instruments"

The new Standard sets forth provisions for the classification and measurement of financial assets and liabilities. The Standard prescribes that all financial instruments are to be accounted for as follows:

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	IFRS 9 "Financial Instruments" (continued):

▪
After initial recognition, debt instruments are to be classified and measured at amortized cost or at fair value through profit and loss. The measurement model will be determined taking into account the entity’s business model regarding the management of financial assets and in accordance with the characteristics of the projected cash flows generated by the same financial assets.

▪
A debt instrument, which according to the tests has been measured at amortized cost, can be designated at fair value through profit and loss only if the designation removes an inconsistency in recognition and measurement, which would have been created had the asset been measured at amortized cost.

▪	Capital instruments are to be measured at fair value through profit and loss.

▪
Upon initial recognition, capital instruments can be designated at fair value when profits or losses are recognized in other comprehensive income. Such designated instruments shall no longer be subject to impairment tests and any profit or loss in respect thereof will not be transferred to the statement of income, including upon the disposal thereof.

▪
Embedded derivatives in financial assets will not be separated from the host contract. Instead, hybrid contracts are to be measured in their entirety at amortized cost or at fair value, in accordance with the business model tests and projected cash flows.

▪	Debt instruments will be reclassified from amortized cost to fair value and vice versa only when the entity changes its business model for the management of financial assets.

▪
Investments in equity instruments, without a quoted market price, including derivatives on these instruments, will always be measured at fair value. The alternative of measuring at cost under certain circumstances has been cancelled. At the same time, the Standard states that under specific circumstances, cost can be an adequate estimate of fair value.

The Standard also prescribes the following provisions regarding financial liabilities:

▪
The change in the fair value of a liability that upon initial recognition is designated at fair value through profit and loss, which is attributable to changes in the credit risk of the liability, is directly recognized in other comprehensive income, unless this recognition creates or increases accounting mismatch.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	IFRS 9 "Financial Instruments" (continued):

▪	When the financial liability is repaid or extinguished, the fair value amount that was recognized in other comprehensive income will not be classified to profit or loss.
▪
All derivatives, whether assets or liabilities, are to be measured at fair value, including a derivative financial instrument that constitutes a liability, which is related to an unquoted equity instruments, whose fair value cannot be measured reliably.

The provisions of the standard are to be applied retroactively, with certain exceptions as specified in the Standard, to annual reporting periods commencing on or after January 1, 2013. Early adoption is permitted. Entities that opted for early application of the standard prior to January 1, 2012, are entitled not to apply the standard retroactively. In addition, subject to the Standard’s transitional provisions, early adoption of the said provisions may be applied to financial assets only without the adoption of said provision to financial liabilities.

•	Amendment to IAS 32 "Financial Instruments: Presentation"

The Amendment stipulates that derivative instruments that were issued as part of the issue of rights to existing shareholders, which allow the holder to buy a fixed number of equity instruments in return for a fixed amount of cash or another financial asset, which is stated in a currency that is not the entity's functional currency, will be classified as equity instruments only, provided the rights have been offered to all the holders of the entity's equity instruments, pro rata to their holding rate. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.

The Company’s management estimates that the implementation of this interpretation does not have a material impact on the Company’s financial statements.

•	Amendment to IAS 1 "Presentation of Financial Statements"

The Amendment to IAS 1 "Presentation of Financial Statements", prescribes that items of other comprehensive income are to be presented in the statement of changes in shareholders equity or in the notes, in accordance with the Company’s accounting policy. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.  Early adoption is permitted.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	Amendment to IFRS 7 “Financial instruments: Disclosure”

The Standard includes disclosure requirements regarding the entity’s exposure to risks in respect of transfers of financial assets, under which the transferor is left with a certain degree of continued exposure to the assets (“continued involvement”) and regarding transferred financial assets that were derecognized in their entirety, which were carried out close to the end of the reporting period.

The provisions of the Standard are to be applied prospectively as of annual periods commencing on January 1, 2012. Early adoption is permitted. The new disclosures are not required in respect of reporting periods that precede the date of initial application of the Standard.

•	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The Amendment encourages qualitative disclosures in regard to quantitative disclosure, which is required to assist users of the financial statements to create a picture of the nature and extent of the risks arising from financial instruments.

In addition, the Amendment clarifies the level of required disclosure with respect to credit risk and collateral and provides a relief for loans whose terms have been renegotiated. The Amendment is to be retroactively applied to annual reporting periods commencing on or after January 1, 2011. Early adoption is permitted.

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF NCERTAINTY ESTIMATION:

In the Company's accounting policy, which is described in note 2 above, the Company is required in certain cases to use accounting judgment regarding estimates and assumptions in connection with the book value of assets and liabilities that are not necessarily found in other sources. The related estimates and assumptions are based on past experience and other factors which are considered relevant. Actual results may be different than these estimates.

The estimates and assumptions are reviewed by management on a continuous base. Changes to accounting estimates are recognized only in the period in which the change in the estimate was made, provided the change only affects that period, or are recognized in said period and in future periods in cases where the change affects both the current period and future periods.

Accordingly:

•
Each annual reporting period, the Company's management reviews the estimated useful life of the waste treatment facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 8a, an estimate which remained unchanged in 2010. See also note 14(a)(2).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF NCERTAINTY ESTIMATION  (continued):

•
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company.

•
Management exercises discretion in choosing adequate assessment techniques for financial instruments, which have no quoted price in an active market. The assessment techniques used by management are those applied by market participants. The fair value estimate of financial instruments that are not listed for trading in an active market includes several assumptions, which are not supported by observed market rates and prices. For additional details on the assumptions used by the group, see note 15.

NOTE 5 – CASH AND CASH EQUIVALENTS:

Composed as follows:

	Interest rate
	As of December 31	As of December 31
	2 0 1 0	2 0 1 0	2 0 0 9
	%	NIS in thousand

Cash:
In dollars	-	15	681
In shekels	-	46	256

Deposits:
In shekels	1.85%	142	231
		203	1,168

NOTE 6 – ACCOUNTS RECEIVABLE:

Composed as follows:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Debtors (Linked to NIS)
Institutions	80	273
Employees	50	74
	130	347
Accounts receivable
Prepaid expenses	734	496
Others	16	62
	750	558

	880	905

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – LONG-TERM LOAN PROVIDED TO THE CEO OF THE COMPANY (FORMER PRESIDENT OF THE COMPANY):

The loan to the CEO of the Company bears a dollar interest at the rate of LIBOR + 2%. In 2007 an agreement was signed under which the terms of the loan provided by the Company were changed, stipulating that said loan would be repaid by December 31 2014, out of dividends (as defined below) which the CEO will receive from the Company. For the purpose of this agreement, the proceeds from the sale of shares of the Company by a company held by the CEO and dividends that this company will receive from the Company, shall be considered as dividend received by the interested party. The effective interest rate in respect of this loan is the stated interest rate. The Company did not anticipate any deterioration in the expected amounts to be received following the change in terms of the loan.

In February 2009, the agreement with the CEO of the Company was amended, such that the loan shall be repaid under the following conditions

•
25% of the amount of the loan principal with the addition of interest and linkage differentials accumulated until that date will become a grant at the end of each calendar year, from February 1, 2010 and until the end of the employment period (December 31, 2012), provided that employer-employee relations continue to exist between the CEO and the Company. Until the date of this report a total of NIS 2,986,000 was recognized in the statement of income. In addition, the balance of the loan as of December 31, 2010 was NIS 1,746,000, of which NIS 772,000 is presented as a loan extended, as part of current assets.

•
As of December 31, 2011, if the CEO is dismissed by the Company the outstanding loan will become a grant beginning on the date of termination of employer-employee relations between the CEO and the Company and the Company will gross up the outstanding loan, including the interest accrued in respect thereof as required by the law.

•	The Company will gross up the amount of the grant given to the interested party, when and as it may be required by law.

Forgiveness of the loan constitutes a further incentive to Stern to continue his contribution to E.E.R. and to prevent his departure, which could hurt the Company’s activities at a stage when it's success is largely dependent on Stern. On February 1, 2010, 25% of the principal of the loan to the CEO, plus interest and linkage differences accrued up to that date have become a grant. See also note 2(t)(3).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – FIXED ASSETS

a.	Composition and changes:

	Furniture &	Sampling
	equipment	Facility (*)	Total
	NIS in thousand
Cost
As of January 1, 2010	747	72,062	72,809
Changes in the accounting year -
Translation differences	(44)	(4,316)	(4,360)
Additions	2	7	9
Derecognitions	-	(397)	(397)
As of December 31, 2010	705	(**) 67,356	68,061

As of January 1, 2009	748	72,302	73,050
Changes in the accounting year -
Translation differences	(5)	(353)	(358)
Receipt of insurance returns	-	(914)	(914)
Additions	4	1,027	1,031
As of December 31, 2009	747	72,062	72,809

Accumulated depreciation
As of January 1, 2010	567	13,515	14,082
Changes in the accounting year -
Translation differences	(37)	(1,002)	(1,039)
Additions	78	5,418	5,496
Derecognitions	-	(46)	(46)
As of December 31, 2010	608	17,885	18,493

As of January 1, 2009	460	7,894	8,354
Changes in the accounting year -
Translation differences	(2)	(151)	(153)
Additions	109	5,772	5,881
As of December 31, 2009	567	13,515	14,082

Depreciated cost:
As of December 31, 2010	97	49,471	49,568
As of December 31, 2009	180	58,547	58,727

The cost as of December 31, 2010 includes:
Capitalized expenses	-	8,332	8,332
After offsetting a grant from the Chief Scientist of:	-	962	962
Fixed assets set up by the Company	-	67,356	67,356

The cost as of December 31, 2009 includes:
Capitalized expenses	-	8,332	8,332
After offsetting a grant from the Chief Scientist of:	-	962	962
Fixed assets set up by the Company	-	72,062	72,062

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – FIXED ASSETS (continued):

(*)
As of January 1, 2008 and after completing the year of trial running the sampling facility for the treatment of solid waste ("the facility"),  the Company began depreciating the facility as stated in Note 2h.

(**)
Including NIS 51 million in respect of construction components, NIS 6 million in respect of components of the plasma system, compressors, bellows and supportive systems and NIS 2 million in respect of a crane and a reactor.

b.	Charges: see note 22.

NOTE 9 – OTHER INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
implementing the
waste treatment
technology
NIS in thousand
Cost
As of January 1, 2010	19,493
Changes in the accounting year -
Translation differences	(1,167)
Additions	-
As of December 31, 2010	18,326

As of January 1, 2009	19,523
Changes in the accounting year -
Translation differences	(30)
Additions	-
As of December 31, 2009	19,493

Accumulated depreciation
As of January 1, 2010	3,101
Changes in the accounting year -
Translation differences	(263)
Additions	1,536
As of December 31, 2010	4,374

As of January 1, 2009	1,562
Changes in the accounting year -
Translation differences	(63)
Additions	1,602
As of December 31, 2009	3,101

Depreciated cost as of December 31, 2010	13,952

Depreciated cost as of December 31, 2009	16,392

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – OTHER INTANGIBLE ASSETS (continued):

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running the sampling facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how, as stated in note 2k.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents, either registered or at various stages of application, in respect of said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2k and 2L.

For information on charges see note 22.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand

Suppliers (**) (mainly in NIS) Open accounts	287	297
Checks repayable	30	163
Accrued expenses	464	260
Employees and institutions in respect of payroll	811	1,354
Interest payable to shareholders (in dollars)	589	626
Related parties (*)	30	263
	2,211	2,963

(*) Current accounts receivable and payable in shekels

(**) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 – CREDIT FROM BANKS AND OTHER CREDIT PROVIDERS:

a.	Composition of financial liabilities measured at amortized cost:

	Annual	Current liabilities		Non-current liabilities		Total
	interest	As of December 31		As of December 31		As of December 31
	rate	2 0 10	2 0 0 9	2 0 10	2 0 0 9	2 0 10	2 0 0 9
	%	NIS in thousand

Banks – loans:
In dollars	0.9-10.9(2)	16,073	16,281	-	-	16,073	16,281

Shareholders- loans:
In dollars	Libor+2 (3)	-	-	15,048	15,645	15,048	15,645

Shareholders – convertible loans:
In dollars	(4)	13,632	13,732	-	-	13,632	13,732
In dollars	(5)	1,767	1,821	-	-	1,767	1,821
Shareholders – total convertible loans		15,399	15,553	-	-	15,399	15,553
Total financial liabilities measured at amortized cost		31,472	31,834	15,048	15,645	46,520	47,479

(1)	Not materially different than the effective interest rate.

(2)
As of the fourth quarter of 2009 - $2 million of the loans provided by a bank have not been renewed, are considered as credit in arrears and bear an irregular interest rate of 10.9% per annum (as of December 31, 2010), which accrued to the loan balance. The Company is negotiating with the bank with respect to the arrangement of the said loans and the terms thereof. See also note 14(a)(14).

(3)	In management's opinion, constitutes the market interest rate. See d. below.

(4)	These loans are renewed annually. The loans bear no interest and on the date of renewal are measured at fair value. See also notes 2n(5) and 14(a)(4)

(5)	These loans are renewed annually and bear interest of LIBOR + 2.5%. See also note 14(a)(8).

b.	Repayment dates as of December 31, 2010:

NIS in thousand

First year (*)	31,472

Non-determined period of repayment	15,048

46,520

(*) The loans are for one year and renewable

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 – CREDIT FROM BANKS AND OTHER CREDIT PROVIDERS (continued):

c.	Charges: see note 22.

e.
To finance the Company's business activity, in the past some of its shareholders provided loans that amount to $15 million (prior to the accrual of interest). The shareholders' loans bear interest of LIBOR+2%, which in the Company’s opinion is the market interest rate. Most of the loans were converted on December 31, 2007. The outstanding loans will be repaid in annual installments out of the Company’s cash flows, to be determined by the Board of Directors of the Company.

NOTE 12 – EMPLOYEE BENEFITS:

a.	Composed as follows:

	As of December 31
	2 0 10	2 0 0 9
	NIS in thousand
Short-term employee benefits:
Payroll, wages and social benefits	740	944
Short-term vacation	71	410
	811	1,354

b.	Post-employment benefits:

(1)	Defined benefit plan:

Plans in respect of severance pay

Labor laws and the Severance Pay Law in Israel require the Company to pay severance pay upon dismissal or retirement of employees including those who left under certain other circumstances. The calculation of liability in respect of employee severance benefits is made pursuant to an employment agreement in effect and is based on the employee's wages which, according to management, creates the entitlement to severance pay.

The Company's employees are signed on Section 14 to the Severance Pay Law, 5723-1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt the Company from any further liability to the employees, for which said amounts were deposited. The Group deposits 81/3% of the monthly salary of its employees in Plan A. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

The total amount of expenses recognized in the statement of income in respect of defined benefit plans in the year ended December 31, 2010 is NIS 180,000 (2009:      NIS 250,000, 2008: NIS 310,000).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 12 – EMPLOYEE BENEFITS (continued):

(2)	Additional information:

(a)    Paid vacation days

In accordance with the Annual Vacation Law, 1951, the Company's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

(b)    Paid sick leave

As of December 31, 2010, the Company has 14 employees. Based on past experience, management estimates that in the year ahead about 70 days of paid sick leave will be used.

(c)    Related parties

For information regarding current liabilities in respect of employee benefits given to related parties, see note 21c.

NOTE 13 – INCOME TAX

a.
On February 26, 2008, the Knesset approved the third reading of the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Limitation of Period of Application), 2008 (hereinafter – "the Amendment"), under which the application of the inflation adjustment law will end in the tax year 2007, while as of the tax year 2008, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transitional provisions so as to prevent distortions in tax calculations.

Pursuant to the amendment, in the tax year 2008 and thereafter, the adjustment of revenues for tax purposes shall no longer be calculated on a real basis. In addition, the linkage of amounts of depreciation on fixed assets and the amounts of carry forward losses for tax purposes to the CPI shall be discontinued, such that these amounts will be adjusted to the CPI until the end of the tax year 2007, and their linkage to the CPI shall be discontinued as of this date.

On July 23, 2009, the Law for Economic Efficiency (Legislative Amendments for Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereinafter – “the Arrangements law”), was published. Pursuant to the Arrangements law, corporate tax rates of 27%, 26% and 25% applicable to companies in the years 2008, 2009 and 2010, respectively, will be gradually reduced from 24% in the tax year 2011 to 18% in the tax year 2016.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13 – INCOME TAX (continued):

b.	The Company has received final tax assessment up until the tax year 2005.

c.	The Company has carryforward tax losses in the amount of NIS 188 million.

d.
In view of the losses for tax purposes and since the Company does not anticipate any taxable income in the foreseeable future, the Company has not recorded deferred tax assets in respect of carryforward losses in the amount of NIS 33 million, and in respect of temporary differences in the value of assets and liabilities between the financial statements and the report for tax purposes in the amount of NIS 14 million.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES:

a.	Commitments:

(1)
In November 2008, a subsidiary was established in Texas, USA. The Texas Company was established for the purpose of executing an agreement signed in February 2008 (hereinafter – "the Texas agreement") between EER and Primus Security & Consulting LLC, a partnership incorporated in the USA (hereinafter – "Primus").

In January 2009, EER was issued 1,000 shares of the Texas Company which, as of the date of this report, constitute its entire issued share capital.

The Texas agreement covers the establishment of facilities for the treatment of medical waste using the PGM technology within the State of Texas (hereinafter – "the facilities in Texas"), which will be owned and operated by the Texas company, either directly or indirectly. Pursuant to the Texas agreement, Primus was appointed the exclusive representative of EER in the State of Texas, inter alia, to obtain the necessary approvals for operation of the technology in Texas.

As of the reporting date, the Texas company has obtained two of the required permits for the operation of the technology in Texas (an authorization by the Texas Department of State Health pursuant to which a special permit is not required because the technology is widely known, and an air emissions permit). As of the reporting date, the Texas company is in the process of obtaining a permit for the treatment of untreated waste (“Treatment Permit”) for the operation of one of the first facility in Texas, which is designed to treat 7,000 tons of waste per annum ("the first Texas facility"). In the Company’s opinion, the Treatment Permit in connection with the first facility in Texas is expected to be obtained within 6 months from the date of this report. In October 2010 the Texas company acquired, for an insignificant amount, an option for the acquisition of land in Texas, which is suitable for the construction of the first Texas facility, for a consideration of $444,000; the above option may be exercised by the Company until the end of March 2011.

In addition, as of the date of publication of this report, the Texas company is in the process of achieving the necessary investments to acquire land in Texas for building the first Texas facility, and contracting with local hospitals to guarantee the transfer of medical waste to the first facility, once it commences operation.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

In accordance with the Texas agreement, Primus is entitled to a monthly payment of $10,000. In addition, Primus shall be entitled to royalties as follows in connection with the first Texas facility: $50,000 after obtaining the Treatment Permit for the first Texas facility, $200,000 after preparing the grounds for the first Texas facility and $250,000 after operation of the first Texas facility. If additional facilities are built in Texas, Primus shall be entitled to a consideration of up to $350,000 in respect of each additional facility. Should Primus assist in obtaining financing from third parties to build facilities in Texas, it will be entitled to a fee of 6% of the financing amount (if the financing is obtained through investment in capital) or 4% of the financing amount (if financing is obtained through loans).

In addition, under the Texas agreement, Primus shall be entitled to receive up to 10% of the shares which carry rights to receive profits (with no voting right) of the subsidiaries of the Company in Texas, which will be established for the purpose of operating the Texas facilities (“subsidiaries of the company in Texas”); however, if Primus ceases in assisting the Company in Texas with respect to licensing and financing its operations and the controlling shareholder in Primus (which serves as director in the company in Texas) ceases to be a director in the company in Texas by February 2011, Primus shall be entitled to receive only 6.66% of the aforesaid shares of the subsidiaries of the company in Texas. As of the reporting date, no subsidiaries of the company in Texas have been established.

As of the date of the financial statements, the said company has not yet commenced operations.

(2)	The Company has a leasing agreement with a third party for the land on which the sampling facility is located, in respect of which it paid a one-off amount of $90,000.

In 2007 the Company extended the leasing agreement for the area on which the sampling facility was set up in Israel for a period of 5 years, including an extension option for a further period that will end on July 25, 2012. In accordance with the established conditions, the rental price is $60,000 per annum (about $72,000 during the option period). In February 2010, the Company informed the lessor that it wished to exercise the option and in return the lessor informed the Company that he was raising the rent during the option period to NIS 35,000 per month.

In addition to the rental fees and should the facility become commercial, the lessee will be entitled to receive the following proceeds:

(a)
Payment in the amount of 20% of the total profits to be generated from the revenues from the facility, should the facility obtain a legal license for waste treatment, and as long as the facility operates on this property during the leasing period (and thereafter – should an additional period be agreed upon in writing).

(b)	10% of the selling price of the facility is it is sold and remains on the property for an additional leasing period.
(c)	15% of the selling price of the facility – if the facility is relocated to another area.

At the end of the lease period, the Company’s sole obligation will be to dismantle the sampling facility, remove it and vacate the leased land.

The value of embedded derivative in these revenues is not material.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

Certain shareholders have provided guarantees in favor of the lessor to secure the Company's liabilities in regard to the leasing agreement, up to a total of $800,000.

Subsequent to informing the lessor of its desire to exercise the option and extend the agreement from July 17, 2010 to July 15, 2012 (in this section – “the option period”), on June 27, 2010, the Company and the lessor signed an addendum to the lease contract, pursuant to which the monthly rental price in the option period would be NIS 25,000 plus VAT to be paid two years in advance at the start of the option period, for the entire option period. It was further agreed that the iron construction and electricity room, which constitute part of the sampling facility, would be used as collateral to secure the Company’s commitments pursuant to the lease contract, up to a sum of $400,000. The parties also agreed to cancel the guarantees to secure the Company’s obligations under the lease contract, which had been provided by Greenstone, S.R. Accord Ltd (formerly – The Shrem Fudim Group Ltd) or any other company from the S.R. Accord Group Ltd.

In 2008, the Company rented offices in Ramat-Gan (replacing its previous offices) for a period of 5 years including an option that ends on September 30, 2013, and pays annual rent and maintenance fees in the amount of NIS 250,000 linked to the Consumer Price Index.

(3)
In 2007 a subsidiary was established in Russia in order to promote the process of setting up of facilities for radioactive waste and in addition it is entitled, among others, to treat medical waste throughout Russia (where foreign companies are generally not permitted to do so) as well as promote the Company's business elsewhere in the world. The Company holds 74% of the shares of the subsidiary and the remaining shares are held by a third party.

As of the balance sheet date, the said company has not commenced operation.

(4)
At the Company's request, certain shareholders ("the guarantors") have undertaken, for the purpose of securing the receipt of bank loans by the Company, to provide guarantees aggregating $5.5 million ("guarantees"). The distribution of the amount of the guarantees has been determined in accordance with the pro-rata holding of the guarantors in the issued share capital of the Company.

The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amount of guarantees provided therefrom, in whole or in part, at a price of $5.402.4 per share after adjusting the price to distribution of bonus shares, as stated in note 15b(5), (which, as of the date of approval of the financial statements, reflects a pre-money company valuation of $88 million). The guarantors shall have the right to convert the guarantees even if the Company does not exercise the full guarantee amounts.

The guarantors are entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantee which as of 2009 can be converted, see below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The Company received loans in the amount of $3.5 million from its shareholders in exchange for receiving some of the aforementioned guarantees. As of January 1, 2008 the loans do not bear interest (as for the charging of a notional interest rate, see note 11). The amount of the aforementioned loans is added to prior guarantee and loan amounts that were given to the Company by the guarantors, such that the entire outstanding guarantees and loans provided in return for the guarantees as of the balance sheet date amount to $5.5 million (the entire amount to which the shareholders have committed).

As aforesaid, the Company received loans aggregating $3.5 million from its shareholders and $2 million guarantees to a bank. See also note 11.

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 3.4 million and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of two years – the period which the Company estimated that the guarantee will be in effect. The parameters used in the calculation of the fair value are: a share price of $5.4024, after adjusting the price to the distribution of bonus shares, as stated in Note 15(b)(5), representing the stock price according to the latest equity offering, an identical exercise price, the expected volatility of companies operating in this field overseas of 20%, the life of the option – two years, (which is the period that the Company estimated the guarantee would be in effect), as aforesaid, and a risk-free interest of 5%.

In March 2009, a renewed agreement was signed between the guarantors to the Company that regulates the issue of loans and guarantees provided by the guarantors to the Company since 2006. Below are the highlights of the renewed agreement:

The distribution of the guarantee amounts was determined in accordance with the percentage of the guarantors' holding in the issued share capital of the Company. The guarantees were provided separately, rather than jointly and separately, such that the Bank can receive payment from each of the guarantors only up to the amount in respect of which the guarantees were provided. The guarantors are entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantees ("guarantee fees"). In addition, the guarantors have undertaken to indemnify each other in the event that the guarantees provided by one of them are exercised, such that each of the guarantors is liable for a portion of the guarantee amount which was exercised in accordance with their pro-rata share in the guarantees.

The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantees fee that the guarantors are entitled thereto, in whole or in part, at a price of $5.4024 per share, after adjusting the price to the distribution of bonus shares, as stated in Note 15(b)(5).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 1.2 million (in addition to the amount that was recognized on the date of the first allocation of the guarantee of NIS 1.2 million) and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of one year – the contractual period. The parameters used in the calculation of the fair value are: price per share of $6.475, after adjusting the price to the distribution of bonus shares, as stated above, representing the price per share in company valuations at that time, an exercise price of $5.4024, the expected volatility of companies operating in this field abroad  -41%, the life of the option – one year, which constitutes the contractual term of the guarantee, as aforesaid, and a risk-free dollar interest of 0.6% per annum.

As for the loans, each of the guarantors has the right to convert the loan principal and interest in respect thereof to shares of the Company ("the conversion right"). The term of the conversion right will end at the earliest of: (a) repayment of the loans; (b) future capital raising by the Company of at least $10 million (except as a result of the conversion of existing loans that are convertible into shares of the Company); (c) Initial Public Offering of securities of the Company; (d) a merger agreement, including the sale of more than 50% of the shares of the Company or the sale of most of its assets and intellectual property rights.

The conversion of the loans will be at a price based on the share price to be determined in the aforementioned future capital raising, IPO or M&A transaction, and in any case at a price that shall not be less than $5.4024 per one share of the Company, after adjusting the price to the distribution of bonus shares, as stated above. If the guarantors do not exercise their right to convert the loans (in whole or in part) to shares of the Company and if the Company does not repay the loans (in whole or in part), then at the end of each calendar year the term of the loans will be extended by one year. Subsequent to the balance sheet date, the guarantors approved the extension of the guarantee for an additional year.

In any case, the loans shall be repaid prior to the distribution of dividends or the repayment of any other loan that was extended to EER by any of its shareholders.

The value of the right to convert the loans to share capital of the Company was calculated as residual, after determining the value of a similar loan without a conversion option (at a discount rate of 15%) amounting to NIS 2 million (in addition to the amount recognized on the date of the guarantee agreement in the amount of NIS 2 million), which is added to the effective interest on the loan and recognized in the Company’s statement of income over a one-year period – the contractual period

During the reporting period, shareholders loans in the amount of $3.5 million and guarantees provided to the Company in the amount of $2 million were renewed. The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantees fee that the guarantors are entitled thereto, in whole or in part, at a price per share of $5.4024, after adjusting the price to the distribution of bonus shares, as aforesaid.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 36,000 and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of one year – the contractual period. The parameters used in the calculation of the fair value are: a price per share of $2.946, after adjusting the price to the distribution of bonus shares as aforesaid, representing the effective stock price according to the secondary equity offering on the date of renewal, an exercise price of $5.4024, the expected volatility of companies operating in this field abroad of 29%, the life of the option is one year, which is the period of the guarantee agreement, and a risk-free dollar interest of 0.5% per annum.

The value of the right to convert loans to shares of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 1,772,000, added to the effective interest on the loan, and recognized in the Company’s statement of income over a period of one year – the contractual period. Since the values at which the Company carries out capital transactions have declined compared to the same period in 2009, without a corresponding decline in the conversion price of these loans into shares, part of the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

(5)
At the start of 2008, the Company signed agreements with a foreign corporation ("the foreign investor"), regarding an investment in the Company of an aggregate amount of $23.75 million, in consideration for 10% of the Company's share capital. This investment was to be carried out in two stages. During 2008 the parties agreed to amend the agreement. Among others, it was agreed that the amount of the consideration would increase and that part of it would be paid as a fee (such that the net amount of the consideration to the Company would not change materially) and that the full amount of the consideration would be paid to the Company within 120 business days, as of April 17, 2008 ("the investment period"). The Company allotted the trustee the shares that should have been transferred to the foreign investor against payment of the consideration ("the shares intended for the foreign investor").

In October 2008, the foreign investor announced that although he was very interested in investing in the technologies and partnership in the Company's businesses in Russia and worldwide, due to losses it incurred following the global financial crisis it is unable, for now, to make said investment until their financial situation clears up. In light of the aforesaid, and since the investment period has ended, the investments did not take place. Therefore, the Company has decided to forfeit the shares intended for the foreign investor.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(6)
In July 2008, a Memorandum of Understanding ("memorandum of understanding") was signed between the Company and Brigdmart Limited (which operates under the commercial name Gowing & Pursey) ("G&P"), a company that operates in London and engages in the collection, transportation and sorting of domestic and commercial waste.

In November 2008, pursuant to said memorandum of understanding, an agreement was signed between the Company and G&P and William Elliott ("Elliott").

Under the agreement, the Company and G&P will set up a joint company in England ("EER-UK"), in which the Company will hold 75% of the shares of EER-UK, G&P will hold 20% of the shares of EER-UK and the designated manager of EER-UK, Elliott, will hold 5% of the shares of EER-UK.

Under the agreement, it was decided to set up a facility with the capacity to treat 30,000 tons of waste per year. G&P will transfer land to EER-UK in consideration for an agreed cost, which will be suitable for the construction of said facility. The designated space will be suitable for further development when the parties decide to expand the facility.

Under the agreement, G&P has undertaken to provide waste for treatment in the facility for a period of 20 years and pay EER-UK a minimum (ex-works) price of £60 per ton of waste in the first year.

The financing for the construction and operation of the facility in England is to be provided by third parties, while the Company has undertaken to make every effort to obtain such external financing.

On the date of establishment of the UK company, one share of the company (which, as of the date of this report, constitutes the entire issued share capital of the UK company) was allocated to Elliott. Under the UK agreement, the UK company should is expected to issue shares such that the Company holds 75% of the shares of the UK company, G&P holds 20% of the shares of the UK company and Elliott (who is designated to be CEO of the UK company) holds 5% of its shares. As of the date of this report, only one share of the UK company was issued and it is held by Elliot. In May 2010 the Company was informed by Elliot that the UK company was delisted from trading due to non-compliance with reporting requirements.; the parties to the UK agreement will reconsider their plans for the UK company.

As of the reporting date, the UK agreement has expired due to failure to fulfill the suspending condition regarding location of the designated land by G&P. The parties to the UK agreement continue to cooperate in the purpose of promoting the construction of the UK facility, however, no timetables have been established and there is no certainty that this cooperation will generate results. Therefore, as of the reporting date, the UK agreement is immaterial to the Company.

To the best of the Company’s knowledge, during 2010, due to absence of business activities, EER (UK) Ltd, which was established in the UK in August 2008 to carry out an agreement between EER and UK parties who engage in the collection, transportation and sorting of domestic and commercial waste, was delisted from trading.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(7)
Pursuant to an agreement from June 2000 with the Kurchatov Institute (which was amended in February 2002), Kurchatov Institute transferred to the Company the entire know-how that was developed and/or which will be developed in the Kurchatov Institute in connection with technology for the treatment of solid municipal waste through gasification and melting (know-how that constituted the basis for the PGM (Plasma-Gasification-Melting) technology) and the entire intellectual property relating to this know-how, and has also undertaken to provide the Company with scientific and technical assistance in connection with the establishment of an experimental facility that will use this know-how. The Company is obligated to pay royalties to the Kurchatov Institute at a rate of 1% of the proceeds received from the sale of facilities for the treatment of solid municipal waste or medical waste, in Israel or abroad.

(8)
In January 2009, several of the Company’s shareholders ("the lenders") extended the Company a loan of $0.5 million, which bears an annual interest rate of LIBOR+2.5%. The date of repayment is 18 months from the date of extension of the loan (unless it has been converted to shares) and shall be extended by the lenders for additional periods of one year each in the event it is not repaid.

Each of the lenders has the right to convert the principal of the loan and the interest in respect thereof to ordinary shares of the Company. The term of the right will end at the earliest of:
(a)	Repayment of the loan.
(b)	Future raising of capital by the Company of at least $10 million (except as a result of the conversion of existing loans that are convertible into shares of the Company).
(c)	Initial Public Offering by the Company.
(d)	M&A transaction, including the sale of more than 50% of the shares of the Company or the sale of most of its assets and intellectual property rights.

The conversion price of the loan shall be based on the price per share, to be determined in the future capital raising or the IPO or the M&A transaction as aforesaid, and in any case at no less than $8.75146 per share, after adjusting the price to the distribution of bonus shares as stated in Note 15(b)(5), which reflects a pre-money company value of $143 million.

If the guarantors do not exercise their right to convert the additional loan (in whole or in part) to shares of the Company and if the Company does not repay the amount of the additional loan (in whole or in part), then at the end of each calendar year the additional loan term shall be extended by one year. In any case, the additional loan will be repaid before the distribution of dividends or the repayment of any other loan extended to the Company by any of its shareholders.

The above loan was renewed in July 2010 for an additional period of one year in accordance with the loan agreement.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(8)	Continued:

The value of the right to convert the loan to share capital of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 3.0 million which, together with the effective interest on the loan, is included in the Company's statements of income over a one-year period – the contractual period. Since the values at which the Company carries out capital transactions have fallen from the same period of 2009, without a corresponding decline in the conversion price of these loans into shares, part of the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

(9)
In May 2009 the board of directors of Greenstone Industries Ltd, one of the shareholders of the Company (hereinafter "Greenstone"), following the approval of Greenstone's audit committee and the approval of the general meeting on July 16, 2009, approved an agreement between Greenstone and the Company, the highlights of which are as follows:

The Company asked Greenstone to provide a guarantee to a banking corporation (hereinafter in this section – "the new guarantee"), in respect of credit extended to the Company by the banking corporation (hereinafter in this section – "the bank") up to an amount equivalent to $1.25 million ("the maximum guaranteed amount"). The amount that Greenstone will effectively guarantee out of the maximum guaranteed amount - "the effectively guaranteed amount".

Greenstone has agreed to provide the new guarantee (the date of the provisions of new guarantee to the bank – "the date of new guarantee") and to secure it – to deposit the effectively guaranteed amount, unless the bank agrees to receive from Greenstone other collateral (hereinafter in this section – "the collateral"), in accordance with an agreement dated May 6, 2009 between Greenstone and the Company (hereinafter in this section – "the guarantee agreement" and "the date of the guarantee agreement", respectively).

The new guarantee and collateral will be effective for a period of 18 months from the date of the new guarantee, and it will be automatically renewed for periods of 12 month each subject to Greenstone's right to inform the Company in writing of the cancellation of the guarantee at least 30 days before the end of the 18-month or 12- month periods, as the case may be, all subject to the Company's repayment prior to the end of each of the said periods of the effectively guaranteed amount and the bank's release of Greenstone from the new guarantee (including the collateral) (hereinafter in this section – "the new guarantee period").

In return for providing the new guarantee and collateral the Company will pay Greenstone a guarantee fee of 2% per annum of the maximum guaranteed amount (hereinafter in this section – "the guarantee fee"), which shall be paid by the Company to Greenstone at the end of the new guarantee period or on the date of exercise of the "investment right" as set forth below (the earlier of the two dates), unless it is included in the proceeds of the new shares as stated below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	Continued:

If the bank exercises the new guarantee, without derogating from any right or remedy available to Greenstone pursuant to the law or agreement, the Company undertakes to pay Greenstone, within 7 business days from the date of Greenstone's demand, all the amount that Greenstone will pay the bank as well as related amounts to be incurred by Greenstone, including expenses (hereinafter – "the New Guarantee's Obligations").

The Company's current and future obligations ("the guaranteed obligations") to Greenstone, S.R. Accord Ltd, one of the shareholders of the Company (“SRA”), Shrem Fudim Technologies, another shareholder of the Company ("SFT") and to the Korean investor, who is also one of the shareholders of the Company (the above four shall be collectively referred to as "the guaranteed creditors"), including with respect to loans provided to the Company by the guaranteed creditors and their guarantees to loans received by the Company (as stated above and below in this section), are secured by charges on the Company's assets (as defined above), pari passu, between the guaranteed creditors in accordance with the amount of the Company's debt to them ("the participating debts"). It is hereby clarified that the "determining date" as it concerns the amount of the participating debt of each guaranteed creditor will be determined in accordance with the bond for the benefit of a guaranteed creditor or another date to be determined by the court or with Greenstone's written consent ("the determining date for allocation").

The Company's debts to Greenstone in respect of the new guarantee are included in the obligations which are secured by charges on the Company's assets, such that they are to be included in the "pari passu" as part of the participating debts as aforesaid.

During the exercise period Greenstone will have the right to invest up to the maximum guaranteed amount, in its entirety or in part (in accordance with Greenstone's decision), in addition to the amount of the guarantee fee, in its entirety or in part (in accordance with Greenstone's decision), in the share capital of the Company, by way of allocation, based on a "Company valuation for investment" (as it is defined in the agreement).

The value of the right to invest in the share capital of the Company, which was calculated using the B&S model, amounted to NIS 1.0 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a period of one and a half years – the contractual period. The parameters which were used to calculate the fair value are: a share price of $6.475, after adjusting the price to the distribution of bonus shares as stated in Note 15(b)(5), which reflects the value per share based on valuations carried out at that time, an exercise price of $6.80669, after adjusting the price to the distribution of bonus shares as aforesaid, (reflecting a company value of NIS 420 million), expected volatility of companies operating in this field abroad – 48%. The life of the option is one and a half years, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest rate of 0.7% per annum. See also section 11 below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	Continued:

The value of the right to investment in the Company’s share capital, on the date of renewal of the guarantee in 2010, was immaterial.

(10)
In July 2009 the board of directors of Greenstone, following the approval of Greenstone's audit committee and general shareholders' meeting on July 16, 2009, approved an agreement for the provision of an additional guarantee to the bank to secure credit up to an amount equivalent to $1 million, which the bank will extend to the Company, the highlights of which are set forth below:

In return for providing the additional guarantee and collateral to secure it, the Company will give Greenstone rights, as set forth below:

The Company will pay Greenstone a guarantee fee of 2% per annum of the maximum guaranteed amount (hereinafter – "the guarantee fee").

If the bank exercises the additional guarantee, then without derogating from any remedy or right available to Greenstone vis-à-vis the Company pursuant to the law or agreement, the Company must indemnify Greenstone, within seven days from the date of Greenstone's first request, in respect of the full amounts which Greenstone incurred following the exercise of the guarantee, plus the acceptable commercial interest rate on that time from the date of exercise of the additional guarantee by the bank and the date of actual payment by the Company to Greenstone (the above will jointly be referred to as "the indemnification amount"). Up to 30 days after the end of the additional guarantee period (including any extensions thereof), including if the additional guarantee had been exercised, cancelled or expired prior to that date, Greenstone shall have the right to invest in the share capital of the Company, by way of an issue of shares of the Company, up to the maximum guaranteed amount, all or in part (in accordance with Greenstone's decision), with the addition of the guarantee fee, all or in part (in accordance with Greenstone's decision) (hereinafter – "the separate investment right").

The separate investment right will be exercised by Greenstone once until the end of the 30 day period, as aforesaid, based on a company value on the date of the investment notification, which will be the lesser of the following two amounts: (a) 65% of the average company values in initial capital raisings, in cash (that have been completed after the date of provision of the additional guarantee) at a cumulative amount up to the maximum guaranteed amount, against the issue of shares or securities convertible to shares of the Company; or (b) $65 million.

In addition, Greenstone will have the right at any time until the end of the additional guarantee period (including the extensions thereof) to repay the bank directly or the Company so the Company will repay the bank the additional credit extended to the Company, either in its entirety or in part (in accordance with Greenstone's decision) ("the repaid amount" and "the Company's right of repayment", respectively). In this case Greenstone will become a creditor of the Company in respect of the repaid amount, under the same terms the bank had been a creditor of the Company in respect of the additional credit to the Company.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(10) Continued:

In the event that the bank exercises the additional guarantee or Greenstone exercises its right of repayment, it shall be entitled, concurrently or thereafter at any time, to convert the guarantee fee, the indemnification amount or the repaid amount, in its entirety or in part (in accordance with Greenstone's decision) to shares of the Company, by way of issuing Company shares to Greenstone ("the conversion right"). To remove any doubt, the conversion right is in addition to the separate investment right.

The conversion right will be exercised by Greenstone based on the Company value on the date of the conversion notification by Greenstone which shall be the lesser of the two said amounts, mutatis mutandis as the case may be.

In August 2009, the above guarantee was provided against a bank loan.

The value of the right to invest in the share capital of the Company, which was calculated in August 2009 using the B&S model, amounted to NIS 2.3 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a one-year period – the contractual period. The parameters that were used to calculate the fair value are: a share price of $6.475, after adjusting the price to the distribution of bonus shares, as stated in note 15(b)(5), which reflects the value per share based on valuations carried out at the time, an exercise price of $4.21367 (reflecting a company value of NIS 65 million), expected volatility of companies operating in this field abroad – 48%. The life of the option is one year, representing the guarantee period, as aforesaid, and a risk-free dollar interest rate of 0.4% per annum. See also section 11 below.

The value of the right to invest in the Company’s share capital, on the date of renewal of the guarantee in 2010, was immaterial.

(11)	The balance of prepaid expenses in respect of guarantees in thousands of NIS:

	31.12.2010	31.12.2009
In respect of section 4 above	-	280
In respect of section 9 above	-	635
In respect of section 10 above	-	1,704
Total	-	2,619

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(12)
Officer liability insurance – further to previous insurance policies, in September 2010 the Company purchased a directors and officers liability insurance policy (in this section – “the policy”), which covers the liability of officers of the Company. The purchased policy has a liability limit of $15 million per claim and cumulatively for the insurance period (in accordance with the terms of the policy), as well as a coverage for legal expenses in Israel in the amount of up to $3 million. The annual premium paid by the Company in respect of the policy totaled $11,000. The policy is effective until August 31, 2011.

The insurance deductible paid by the Company in respect of claims against officers of the Company amounts to $7,500 for claims in Israel and $35,000 for claims in the US and/or Canada. The policy covers the insurance liability in respect of claims filed in and outside Israel, worldwide, including the US and Canada, pursuant to international laws and jurisdictions (the policy is interpreted in accordance with Israeli laws).

(13)	On September 20, 2010 the Company signed a Memorandum of Understanding ("Memorandum of Understanding") with SNC - Lavlalin Engineers & Constructors Inc. (hereinafter – "SLE&C").

To the best of the Company's knowledge, SLE&C is a private company, the subsidiary of SNC – Lavlalin Group Inc., a company whose securities are listed on the Toronto Stock Exchange (hereinafter - "SNCL-G"). To the best of the Company's knowledge, SNCL-G is one the leading engineering and construction corporations in the world.

The Memorandum of Understanding lays out means of cooperation between the Company and SLE&C in projects for solid waste treatment technology ("PGM"), which is owned by the Company (in this section  - "the projects" and "the technology", respectively), whereby the companies will cooperate to promote the projects.

Pursuant to the Memorandum of Understanding, the Company and SLE&C will cooperate to identify projects where the technology can be implemented, submit proposals for the execution, establishment and operation of these projects. If the parties to the Memorandum of Understanding do not reach agreements regarding cooperation in a particular project, then the party interested in promoting the project will be entitled to do so, while the other party will be precluded from taking action.

The Memorandum of Understanding will be effective 30 days after one of the parties notifies the other of the cancellation of the Memorandum of Understanding, or until December 31, 2012, whichever is earlier.

In the Company's opinion, signing the Memorandum of Understanding will give it access to global projects for waste treatment using thermal technology and allow it to implement these projects together with SLE&C, which has extensive experience in providing engineering and project management services

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(14)
Regarding guarantees as stated in section (4) above, to secure a bank loan totaling NIS 8 million, the Company is negotiating with the bank to change the terms of the loan including with respect to collateral, repayment of part of the loan and spreading the remaining loan across a longer time span.

b.	Contingent liabilities:

During 2004 the Chief Scientist approved the Company's application to obtain financial assistance for conducting research and development in connection with the Company's products. The approval was contingent on the Company's compliance with the provisions of the Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, the Company has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20.

In August 2010 the Company paid royalties of NIS 0.2 million to the Chief Scientist.

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES:

Share capital:
	As of December 31
	2 0 1 0	2 0 0 9
	Thousand of shares
Ordinary shares of NIS 0.1 par value each:

Registered	50,000,000	391,000
Issued and paid up	16,323,000	15,413

Each share confers to its holder the right to participate in the distribution of dividends, the distribution of the Company's excess assets in the event of liquidation and a single voting right for each share. See also note 15(b)(5).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees:

	As of December 31, 2010		As of December 31, 2009
	No. of options	Weighted average of exercise price	No. of options	Weighted average of exercise price

Options granted to employees which are:
In circulation at the start of year	2,323,000	$4.817	2,323,000	$4.817

Granted	500,000	$3.522	-	-

Forfeited	(481,667)	$3.083	-	-

In circulation at the end of year	2,341,333	$4.862	2,323,000	$4.817

In November 2005, 588,000 options were allotted (400,000 of which in exchange for old rights previously conferred) to employees and in the Company and officers (some of whom are interested parties) for the acquisition of up to 588,000 ordinary shares of the Company. The exercise price for each option is $2.7273 per share, after adjusting the price to the distribution of bonus shares.. The options can be exercised immediately and 438,000 options will expire at the end of 5 years from the day of their allotment, 150,000 options have no expiry date. In December 2010, 438,000 options expired.

In addition, 129,000 options were allotted to employees, officers in the Company and others. The exercise price for each option is $6.64894 per share, after adjusting the price to the distribution of bonus shares. Pursuant to the original plan, the options can be exercised in three tranches, except for 63,000 options which have no expiry date. The tranches will vest in 12/06, 12/07 and 12/08, respectively, and will expire at the end of 3 years from the vesting date. The Company has extended the term of the first tranche by one year, such that it will expire in December 2010. In December 2010, 43,667 options from said plan expired.

In December 2006, the Company allotted 323,000 options to officers (some of whom are interested parties in the Company), employees and others, for the acquisition of up to 323,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares, as stated below. 71,000 options will vest during a period of 3 years commencing on January 1, 2007, such that each month 2.78% of the allotted options will vest. The remaining options are exercisable immediately upon their allotment day. The options will expire at the end of 5 years. The calculation was based on the stock price in accordance with equity offerings prior to the allocation of said options ($5,400 per share) and the standard deviation of companies operating in this field overseas (about 26%). The calculation also included an interest rate based on the yield on dollar-linked government bonds for a period of 2.5 years, of about 5%, and an option life of 2.5 years (2.5-5.5 years for 71,000 options for which a vesting period exists), which represents the vesting period and half of the period between the end of the vesting period and the end of the option life. The value of the above options is NIS 1 million, which was expensed over the vesting period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees (continued):

In January 2007, the Company allotted 226,000 options to officers (some of whom are interested parties in the Company) and employees, for the acquisition of up to 226,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per sharee, after adjusting the price to the distribution of bonus shares. The remaining options are exercisable immediately and will expire 5 years after the day of their allotment. Accordingly, in 2007 the Company recorded an expense of NIS 0.6 million in respect of the above options The parameters used in the calculation of the fair value are a share price of $5.4024, after adjusting the price to the distribution of bonus shares as stated below, representing the stock price according to the last equity offering on that date, an identical exercise price, the expected volatility of companies operating in this field abroad - 26%, the life of the option – 2.5 years, which represents the vesting period and half of the period between the end of the vesting period and the end of the option life and a risk-free interest of 5%.

In August 2007, the Company allotted 510,000 options to officers (some of whom are interested parties in the Company) and employees, for the acquisition of up to 510,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares as stated below. The options will vest during a period of 3 years starting from August 1, 2007, such that each month 2.78% of the allotted options will vest. The options will expire at the end of 5 years from the vesting day. The value of the above options which was computed according to the B&S formula is NIS 2.5 million, which is expensed over the vesting period.

The parameters used in the calculation of the fair value consist of a share price of $5.4024, after adjusting the price to the distribution of bonus shares as stated below, representing the stock price according to the equity offering on that date, an identical exercise price, the expected volatility of companies operating in this field overseas - 33%-41%, the life of the option – 2.5-5.5 years, representing the vesting period and half of the period between the end of the vesting period and the end of the option life and a risk-free interest of 5%.

In February 2008, the Company allotted 555,000 options to the CEO of the Company for the acquisition of up to 555,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares as stated below. The options will vest during a period of 3 years from the date of allotment, such that each month 2.78% of the allotted options will vest. The options will expire at the end of 5 years from the vesting day. The economic value of each option as aforesaid (according to the Black and Scholes model) is $4,000-4,500. The economic value of all the options was recognized as an expense over the options vesting period. The value of these options, which was calculated based on the B&S formula is NIS 8.5 million, and will be expensed over the vesting period.

The calculation was based on the stock price in accordance with equity offerings made prior to the allocation of said options ($9.1 per share) and the standard deviation of companies operating in this field overseas (30%-33%). The calculation also included an interest rate based on the yield on dollar-linked government bonds for a period of 2.5-5.5 years, of 2.1%-2.8%, and an option life of 2.5-5.5 years, which represents the vesting period and half of the period between the end of the vesting period and the end of the option life.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees (continued):

In May 2010, the Board of Directors approved an allotment of 500,000 additional options to employees and officers of the Company (hereinafter – “the new options”), of which 300,000 options to the CEO of the Company. The terms of the new options will be identical in every respect whatsoever (including an exercise price of NIS 12.5, unlinked, for each option, and an exercise period to be determined in the prospectus) to the options that will be issued to the public. If the public offering is not completed, the new options will be non-marketable and their terms will be similar to the options which the Company plans to issue to the public, as aforesaid. This resolution was approved by the general meeting of shareholders of the Company, which was held on June 10, 2010. The fair value of the new options, which calculated in accordance with the B&S model, amounted to NIS 0.5 million and was recognized in the Company’s statement of income on the date of allotment. The parameters used in the calculation of the fair value are a share price of NIS 7.647, representing the effective price per share in the equity offering in July 2010, as described in Note 15(b)(4) below, an exercise price of NIS 12.5, and the expected volatility of companies operating in this field abroad - 33%. The life of the option is 4 years, which represents the contractual period of the options and a risk-free dollar interest of 1.35% per year.

During the reporting period the Company recorded a total expense of NIS 3.7 million in respect of these options and options that were previously allotted to employees and officers, in accordance with the provisions of IFRS 2.

Given the aforesaid, as of the date of approval of the financial statements, there are 2,341,333 options that were allotted to employees, officers and others, which constitute 10.3% of the fully-diluted share capital of the Company.

b.	Additional details regarding the share capital and premium on shares:

(1)
In June 2008, the Company signed an agreement to raise capital in the amount of up to $2 million ("the investment"), in consideration for 1.3% of the Company's share capital, representing a Company value of $150 million (prior to the investment). The investment was carried out by a limited partnership ("the partnership"), the partners in which are several investors who are not interested parties in the Company. As of the date of approval of the financial statements, a total amount of $1 million was raised (NIS 3.3 million after issuing costs as aforesaid) and the agreement expired. The broker in this transaction was allotted shares of the Company which, at the date of the offering, constituted 0.03% of the share capital of the Company, such that after said allotment the transaction included an effective price per share of $8.7395, after adjusting the price to the distribution of bonus shares, as stated below, reflecting an effective pre-money company value of $135 million. In addition, the broker in this transaction was paid a fee of $52,000.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(2)
In January 2010 the Company raised a total of $2 million from Greenstone and from a group of private investors organized by the CEO of the Company (in this section – "the Group of Investors"). Half of this amount was raised from Greenstone and half from the group of investors, at a price of $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below ("the 2010 investment"). Greenstone and the Group of Investors completed their investment based on a pre-money company value of $65 million. For the Group of Investors’ share in the 2010 investment, the Company paid the broker a fee of $50,000. In addition, the Company reimbursed Greenstone for expenses totaling $50,000.

Pursuant to agreements between the Company and Greenstone and between the Company and the Group of Investors, it has been determined that if during a period of 12 month from the date of transfer to the Company of the 2010 investment, a minimum cumulative sum of $4 million is invested in the share capital of the company (not from the conversion of existing loans to the Company or existing guarantees for the Company or the exercise of options by existing shareholders) (in this section – "the additional investments") and the weighted average price per allocated share in the additional investment is lower the price of the 2010 investment, i.e. below $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below, then at the end of the 12-month period the amount of Company shares allocated to the Company and to the Group of Investors in respect of the 2010 investment will be increased retroactively, in accordance with the difference between the price per share in the 2010 investment and the weighted average price per share in the additional investments, without additional payment by Greenstone or the Group of Investors (in this section – the Ratchet allotment”). This right expired in January 2010. As part of the 2010 investment, Greenstone undertook to vote in the meeting of shareholders of the Company, to amend the Company’s Articles of Association, such that Mazal, one of the shareholders of the Company (“Mazal”) shall be entitled to appoint 3 members of the Company’s board of directors, as long as Mazal (alone or together with the CEO of the Company) holds 20% of the share capital of the Company. In addition, Greenstone agreed to a corresponding change in the Founders Agreement.

Furthermore, Greenstone and the Group of Investors were granted options to invest additional amounts in the Company, up to the 2010 Investment, in consideration for the allocation of shares of the Company at the price per share in the 2010 Investment. These options are exercisable at the earlier of the completion of the first initial public offering by the Company or two years from the date of completion of the 2010 Investment.  The proceeds of the capital raising were allocated between the share capital and the option, such that the option was attributed a total of NIS 609,000. The parameters used in the calculation of the fair value of the option are: a share price of $2.946, after adjusting the price to the distribution of bonus shares, as stated below, representing the effective value per share in the capital raising, as described in (1) above, an exercise price of $4.21367, the expected volatility of companies operating in this field abroad – 41%. The expected life of the option is two years, which constitutes the contractual period and the risk-free dollar interest rate is 0.95% per year.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(3)
Subsequent to raising $2 million from Greenstone and the Group of Investors, as stated in (2) above, the Company raised a total of $140,000 (in this section – "the investment amount") from several other private investors (in this section – "the investors"). This investment was also made at $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below, which reflected a pre-money company value of $65 million. In addition, the Company has undertaken to the investors to make a Ratchet Allotment and gave them an investment option at similar terms to those described in (2) above (subject to adjusting the financial data to the investment amount). This right expired in January 2011. The proceeds of this capital raising were allocated between the share capital and the option, such that the option was attributed a total of NIS 44,000. The parameters used in the calculation of the fair value of the option are: a share price of $2.946, after adjusting the price to the distribution of bonus shares, as stated below, which reflected the effective value per share in the capital raising, an exercise price of $4.21367, expected volatility of 41% for companies operating in this field abroad. The expected life of the option is two years, which constitutes the contractual period and the risk-free dollar interest rate is 0.95% per year.

(4)	On July 22, 2010 an agreement was signed between the Company and U-Trend (hereinafter – "U-Trend" and "the investment agreement", respectively), the highlights of which are set out below:

a.
U-Trend invested in the Company a total of NIS 4 million ("the first part of the agreement") against the allotment of 400,000 shares of the Company and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of the Company for an exercise price of NIS 12.5, unlinked).

b.
If by March 31, 2011, the public offering is completed under the conditions stipulated in the U-Trend Agreement, then U-Trend shall be required to invest an additional NIS 12 million in the Company ("the remaining investment"), which will be transferred to the Company over a period of 18 months from the date of completion of the listing of the Company's securities on the Tel-Aviv Stock Exchange Ltd, in quarterly payments of NIS 2 million each ("the quarterly payments"). The quarterly payments will be linked to the Consumer Price Index, provided the linkage addition does not exceed 3% in an annual calculation.

Against each quarterly payment U-Trend will receive 200,000 shares and 400,000 marketable options of the Company, and in total 1.2 million shares and 2.4 million marketable options, subject to the adjustment mechanism stipulated in the U-Trend Agreement, pursuant to which, in some cases, due to a decline in the Company's stock price on the stock exchange (if the public offering is completed), additional shares of the Company will be allotted to U-Trend, for a total amount not exceeding 850,000 shares. In the event of a significant drop in the Company's stock price on the stock exchange, the remaining investment will not be made, in whole or in part.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(4)	(Continued):

c.
The U-Trend Agreement stipulates that if Greenstone does not invest NIS 4 million in the Company for the partial repayment of loans taken by the Company from Bank Leumi Le'Israel Ltd, U-Trend shall not be required to make the remaining investment.

d.	The Company will pay U-Trend a fee at the rate of 5% of the investments actually made by U-Trend, plus VAT, including in respect of the first part of the investment, which was paid on July 29, 2010.

e.
Upon the execution of the first part of the investment, and as long as the Company has not become a public company, U-Trend shall be entitled to appoint an observer on the Company's board of directors.

f.
If the listing on the stock exchange is completed, then during a period of up to 18 months from the completion of the listing U-Trend shall be entitled to management fees in the amount of up to NIS 40,000 per month plus VAT.

g.	As of the date of these reports, the Company has decided to suspend the listing, as stated in Note 1c.

h.	The previous agreement signed between the Company, U-Trend and Greenstone on May 12, 2010 was cancelled, without any of the parties making any claims in connection thereto.

As of December 31, 2010 the value of the option is NIS 745,000, and the calculation parameters are an exercise price of $3.52 and expected volatility of 36% for companies operating in the same sector abroad. The life of the option is 3.5 years, which constitutes the contractual period and the risk-free dollar interest rate is 1% per annum. The fair value adjustment of the option created financing expenses of NIS 3,000 during the reporting period.

(5)	On May 25, 2010, the following resolutions were made:

a.
The general meeting of shareholders of the Company decided to adopt a new Articles of Association (including increasing the registered capital to 50,000,000 ordinary shares of NIS 0.1), issue new letters of indemnification and waivers for officers of the Company, as well as purchase a new directors and officers insurance policy.

b.
The Board of Directors of the Company approved the issue of 999 bonus shares in respect of each share of NIS 0.1 p.v. of the Company. The issue of bonus shares was made without consideration in May 2010, as the Company converted some of the share premium to share capital, in accordance with Section 304 of the Companies Law, 1999.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16 – OPERATING AND FACILITY MAINETNANCE EXPENSES:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand

Payroll and related expenses	2,420	2,960	4,138
Share-based payment	72	-	-
Car maintenance	321	344	537
Professional services	555	735	2,307
Maintenance of the facility's site	737	1,388	1,116
Depreciation and amortization (*)	5,998	6,370	8,110
Other	25	164	204
Total operating and facility maintenance expenses	10,128	11,961	16,412

(*) See notes 8a and 9c regarding the depreciation of a facility and knowhow for waste treatment as of January 1, 2008.

NOTE 17 – MARKETING AND BUSINESS DEVELOPMENT EXPENSES

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand

Payroll and related expenses	431	779	926
Share-based payment	916	1,825	2,624
Loan turned into a grant (see note 7)	730	762	-
Management fees (see note 21)	514	567	660
Car maintenance	11	66	132
Professional services	1,759	885	659
Overseas travel	227	160	411
Advertising and commission to agents	83	26	147
Total marketing and business development expenses	4,671	5,070	5,559

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand
Payroll and related expenses	389	654	732
Share-based payment	948	1,826	2,625
Loan turned into a grant (see note 7)	730	763	-
Management fees (see note 21)	802	847	936
Car maintenance	93	184	89
Professional services	927	406	825
Office maintenance	869	835	1,047
Depreciation and amortization	1,034	1,113	921
Taxes	10	20	37
Other	366	330	256
Total administrative and general expenses	6,168	6,978	7,468

NOTE 19 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand
Financing expenses
Long-term loans	(363)	(428)	(2,417)
Short-term loans	(6,527)	(4,161)	(889)
Others	(287)	(136)	(21)
	(7,180)	(4,725)	(3,327)
Financing income
Long-term loans	41	66	109
Short-term deposits	21	46	195
Others	-	-	86
	65	112	390
	(7,115)	(4,613)	(2,937)

NOTE 20 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 11 “credit from banks and other credit providers” and the shareholders' equity, which includes issued share capital, capital reserves and retained earnings as described in the statement of changes in shareholders' equity.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20 – FINANCIAL INSTRUMENTS (continued):

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	2,095	4,301

Financial liabilities
Financial liabilities measured at amortized cost	50,571	52,447

Financial liabilities at fair value through profit and loss	745	-

d.	Objectives and policy concerning risk management

The Company's activities expose it to risks associated with various financial instruments, such as: market risks (including currency risks), cash flows risks in respect of interest rate. The Company's risk management plan focuses on activities to minimize any potential adverse effects on the Company's financial performance.

Risk management is carried out by the Company's finance division in accordance with a policy determined from time to time by the board of directors. The finance division identifies and assesses financial risks. The board of directors lays down principles for the overall risk management, as well as the specific policy for exposure to certain risks, such as exchange rate risks, interest rate risks and credit risks.

e.	Currency risk:

The Company also operates in currencies which are not its functional currency (dollar), mainly NIS, and it is exposed to currency risks as a result of changes in exchange rates of different currencies, mainly that of the NIS. The currency risk primarily emanates from current expenses in foreign currency (NIS).

During 2010 there was no change in the Company’s exposure to currency risk or in the way the Company manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6 and 10, respectively.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20 – FINANCIAL INSTRUMENTS (continued):

e.	Currency risk (continued):

Sensitivity analysis of foreign currency:

A positive figure in the table denotes an increase in the profit or loss or an increase in shareholders' equity when the NIS appreciated against the dollar; or a decrease in the profit or loss and a decrease in shareholders' equity when the NIS depreciates against the dollar.

The effect of a 5% increase (decrease) in the NIS against the dollar (*)

	The effect of the NIS
	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Profit or loss (**)	175	266

(*)	Represents management's assessments regarding a reasonable change in the exchange rate. The sensitivity analysis was made with respect to the average exchange rate in 2010 and in 2009.

(**)	As of the balance sheet date, balances not in the functional currency were immaterial. Sensitivity analyses were based on expenses in NIS during the period of calculation.

f.	Interest rate risk:

The Company is exposed to an interest rate risk since it extends and takes loans at floating interest rates.

The Company’s exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2010 there were immaterial changes in the company’s exposure to interest rate risk.

Sensitivity analysis of interest rates:

The sensitivity analysis is determined on the basis of exposure to interest rates of financial instruments at the balance sheet date. The sensitivity analysis on liabilities that bear a floating interest rate was prepared under the assumption that the amount of the liability as of the balance sheet date was the same throughout the reporting year.

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be as follows (*):

▪
The Company's loss for the year ended on December 31, 2010 would have increased (decreased) by NIS 900,000 (2009: increased (decreased) by NIS 626,000). The change primarily stems from the Company’s exposure to interest rates relative to its loans at a floating interest rate; and,

▪	The shareholders' equity would have increased (decreased) by said amounts.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20– FINANCIAL INSTRUMENTS (continued):

f.	Interest rate risk (continued):

(*)
A 2% change represents management's assessments concerning a reasonable change in the interest rate. The sensitivity analysis was calculated with respect to the Company’s interest-bearing balances as of December 31 of the relevant year.

g.	Liquidity risk management

The ultimate responsibility for liquidity risk management lies with the Board of Directors, which has outlines an appropriate work plan for the management of liquidity risks based on management's requirements for short-term, medium-term and long-term financing and liquidity. The Company manages liquidity risk by maintaining measures, loan measures and by continuously monitoring present and forecasted cash flows. See also note 1.

Risk and liquidity risk tables:

(1)   Financial liabilities that do not constitute derivative financial instruments

As for financial liabilities that do not constitute derivative financial instruments, see note 11 above.

(2)   Non-derivative financial assets

As for non-derivative financial assets, see notes 5, 6 and 7 above.

h.	Fair value of financial instruments:

The financial instruments of the Company mainly include cash and cash equivalents, deposits, accounts receivable, long-term loans provided, short-term credit from banks, accounts payable and accruals and long-term financial liabilities. Due to the nature of said financial instruments, their carrying value approximates their fair value, see below.

(1)
Financial instruments included under current asset items – (cash and cash equivalents, deposits and accounts receivable). The balance sheet value of these current assets as of December 31, 2010 is an approximation of their fair value.

(2)
Financial instruments included under long-term receivables – the fair value of non-marketable loans at a floating interest rate – the balance sheet value as of December 31, 2010 approximates the fair value.

(3)	Financial instruments included under current liabilities – (short-term credit, accounts payable and accruals). The balance sheet value as of December 31, 2010 approximates the fair value.

(4)
Financial instruments included under long-term liabilities – the fair value of non-marketable liabilities at a floating interest rate – the balance sheet value as of  December 31, 2010 approximates the fair value.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20– FINANCIAL INSTRUMENTS (continued):

h.	Fair value of financial instruments (continued):

For the fair value measurement of its financial instruments, the Group classifies its financial instruments, which are measured in the statement of financial position at their fair value, in accordance with a scale that comprises the three levels below:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial assets and liabilities.

Level 2:	Data which is not quoted prices that are included in Level 1, which are observed directly (i.e., prices) or indirectly (data derived from prices), for financial assets and liabilities.

Level 3:	Data for financial assets and liabilities that are not based on observed market data.

The classification of financial instruments which are measured at fair value, is based on the lowest level, which is used substantially to measure the fair value of the entire instrument.

The Company has a financial instrument that is measured at fair value, options at fair value through profit and loss, at level 3, which as of December 31, 2010, amounted to NIS 745,000.

In respect of this instrument, in 2010 the Company recorded financing expenses of NIS 4,000.

NOTE 21– TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

On February 1, 2010 the Company's CEO at that time announced the termination of his employment at the Company. Thus, his employment at the Company ended on April 12, 2010 and the President of the Company was appointed in his place.

The Company and some of its shareholders have an agreement for the provision of management services. In addition, the Company has agreements for the receipt of loans and guarantees from its shareholders.

•
Agreement with the CEO of the Company – the employment agreement stipulates that as of July 1, 2009 the Company would pay Stern and a company he controls wages and management fees, whose total cost to the Company would be NIS 105,000 a month (half of which as monthly salary and half as management fees), linked to the Consumer Price Index of December 2008 (in this section – “the monthly payment”). As of July 2009, the agreement was amended such that the monthly payment was reduced by 25%, i.e. to NIS 82,000 a month in December 2010 NIS, and as of May 2010, the CEO would be reimbursed by NIS 5,000 a month for car expenses. In addition, it was agreed that there would not be any employer-employee relations between the Company and the CEO. The effect on the Company’s profit and loss and/or shareholders’ equity, if the new wages applied in prior period, is immaterial. The amendment of the said agreement was approved at the general meeting of shareholders of the Company on June 10, 2010.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

a.	Transactions with interested parties and related parties (continued):

•
In February 2002 the Company and Greenstone entered into an agreement (in this section – “the management agreement”) for the provision of management services to the Company, office services, accounting services and office space, in accordance with the Company’s needs as they shall be from time to time (in this section – “the services’). In return for the services, the Company has undertaken to pay a total of NIS 20,000 a month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002. The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by SRA and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees are paid to Leader.

•	Regarding a loan provided to one of the shareholders, see note 7.

•	Regarding options granted to an interested party, see note 15a.

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand
Management fees to the CEO of the Company (excluding share-based payment)	1,028	1,131	1,320

Loan to the CEO of the Company which became a grant	1,460	1,525	-

Payroll expenses in respect of former CEO	348	791	868

Management fees to SRA	288	280	276

Share-based payment to the CEO	1,643	3,312	4,548

Financing expenses	5,794	4,136	3,261

Financing income	41	66	109

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

c.	Balances with interested parties and related parties:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand

Outstanding loan to the CEO of the Company (see note 7)	1,746	2,724

Long-term loans (see note 11)	15,048	15,645

Short-term convertible loans – see notes 14a(4) and 14a(8)	15,399	15,553

Accounts payable and accruals (see note 10)	619	889

d.	As to guarantees and loans extended by shareholders, options to interested parties and additional information, see also notes 14a and 15.

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 10	2 0 0 9	2 0 0 8
	NIS in thousand

Short-term benefits	2,579	3,356	3,949
Share-based payment	1,797	3,535	4,937
	4,376	6,891	8,886

NOTE 22 – CHARGES AND COLLATERAL

a.
The Company registered three charges unlimited in time to ensure compliance with the conditions related to the receipt of loans from shareholders as stated in note 14a and note 11, including interest accrued thereon, damages, expenses, fees and additional amounts arising from the terms of linkage as agreed or as will be agreed in the future.

(1)
A charge over its sampling facility in Israel, which was built pursuant to a construction agreement dated August 28, 2000 and pursuant to a lease agreement and an addendum dated December 22, 2002. The charge includes all the rights to use the facility, as well as all the rights concerning the facility, buildings and all the assets attached to the land, built and/or to be built.

(2)	A first-ranking fixed charge over the Company’s intellectual property, including any approved patent, patent pending and future patent.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22 – CHARGES AND COLLATERAL (continued):

(3)
A first-ranking floating charge over the Company's plant and all the Company's present and future assets, property and interests, both tangible and intangible, including any other property, intellectual property, as well as any approved or pending patent and future patents. The third charge was created against loans provided to the Company.

Total liabilities secured by charges (including guarantees), as of December 31, 2010 is NIS 46.5 million.

b.	As for the guarantees provided by shareholders of the Company, see note 14a.

NOTE 24 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a.	At the beginning of 2011 Greenstone transferred a total of $0.5 million to the Company.

b.
During January 2011 the Company signed a Memorandum of Understanding with a company that was incorporated in the State of New York, USA, regarding cooperation between the parties to raise capital to establish a project in New York, for the treatment of medical waste using the Company’s technology. Pursuant to the Memorandum of Understanding, the parties would work to sign a detailed agreement which, as of the date of publication of this report, has not yet been signed.

Appendix F

R.V.B. HOLDINGS LTD.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Adopted [________], 2011

TABLE OF CONTENTS

INTERPRETATION	1
NAME OF THE COMPANY	2
PURPOSE	2
PUBLIC COMPANY	2
LIMITED LIABILITY	2
CAPITAL, SHARES AND RIGHTS	2
SHARE CERTIFICATES	3
REGISTERED HOLDER	3
TRANSFER OF SHARES	3
TRANSMISSION OF SHARES	3
ALTERATIONS OF THE REGISTERED CAPITAL	3
MODIFICATION OF CLASS RIGHTS	4
BORROWING POWERS	4
GENERAL MEETINGS	4
Notice of General Meetings	5
PROCEEDINGS AT GENERAL MEETINGS	5
Quorum	5
Chairman of the General Meeting	5
VOTE OF SHAREHOLDERS	6
DIRECTORS	6
Powers, Number of Directors, Composition & Election	6
Remuneration	7
Chairman of the Board	7
PROCEEDINGS OF THE DIRECTORS	7
Quorum	7
Methods of Attending Meetings	7
Alternate Director	8
Committees	8
Approval of Certain Transactions with Related Parties	8
Records & Validity of Acts	8
Chief Executive Officer	8
INSURANCE, EXCULPATION, AND INDEMNITY	8
Insurance of Office Holders	8
Indemnity of Office Holders	9
Advance Indemnity	9
Retroactive Indemnity	9
Exculpation	9
Insurance, Exculpation and Indemnity – General	10
APPOINTMENT OF AN AUDITOR	10
INTERNAL AUDITOR	10
MERGER AND REORGANIZATION	10
SIGNATORIES	10
DISTRIBUTIONS	10
REDEEMABLE SECURITIES	11
DONATIONS	11
NOTICES	11

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

R.V.B. HOLDINGS LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Articles	These Amended and Restated Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	R.V.B. Holdings Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law.
Distribution	As defined under the Law.
External Director	As defined under the Law.
The Law or the Companies Law	The Israeli Companies Law, 5759 – 1999 and the Companies Regulations.
NIS	New Israeli Shekel
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company’s Ordinary Shares, NIS 1.00 par value each.
Register	Shareholders Register maintained by or on behalf of the Company.
Shareholder	As defined under the Law.
Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting, not taking into consideration abstaining votes.
The Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 – 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the "Securities Regulations"), and if not applicable, the meaning ascribed to them under any other applicable law – in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.
Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

3.	The name of the Company is R.V.B. Holdings Ltd.

PURPOSE

4.	The purposes of the Company shall be to engage in the types of pursuits specified below:

4.1.	Any purpose stated in the Company’s Memorandum of Association.

4.2.	To engage in any legal activity.

All purposes above shall be in addition to one another and none shall derogate from the other.

PUBLIC COMPANY

5.	The Company is a public company pursuant to the Companies Law.

LIMITED LIABILITY

6.
The liability of each Shareholder for the Company's debts is limited to the full payment of the original issue price of the shares first allotted to such Shareholder or his predecessors. Once such price is paid by the original owner of shares, there is no further liability of the holder and such holder’s transferees for the Company’s debts.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company is NIS 500,000,000 (four hundred million New Israeli Shekels) divided into 500,000,000 (four hundred million) Ordinary Shares of par value NIS 1.00 each.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.
The equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

11.
Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

12.
A Shareholder shall not be entitled to rights as a Shareholder, including the right to dividends, unless said Shareholder fully paid all sums in accordance with the conditions of the allocation, including interest, linkage and expenses, if any, and all unless otherwise determined in the conditions of the allocation.

SHARE CERTIFICATES

13.
A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s seal or a facsimile copy thereof and be signed by two Office Holders of the Company, or one director and the Company's secretary or by any other person appointed by the Board for such purpose.

14.
The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

15.
Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

16.
To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

17.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

18.
Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

19.
The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

20.
In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

21.
The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

22.	(a) Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)
Alter or add classes of shares that shall constitute the Company's authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company's registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b) In executing any resolution adopted according to Article 22(a) above, the Board may, at its discretion, resolve any related issues.

(c) If as a result of a consolidation or split of shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

(1)
Determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)
Allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 22(c)(2) above, including on account of bonus shares; and/or

(4)
Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

23.
Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

24.
If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

25.
The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

26.
The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

27.
Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called "Annual Meetings" and all other general meetings of the Company shall be called "Special Meetings". The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or to the Law, and any other matter as shall be determined by the Board.

28.
The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

29.
In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

30.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

31.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice of general meetings under the Companies Law.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

32.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the Meeting.

Except as provided in the following Article with regard to an adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy (including by voting deed) holding 25% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

33.
If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. Subject to Section 79(b) of the Companies Law, at such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Chairman of the General Meeting

34.
The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

35.
The chairman may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

36.
A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

37.
All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

38.
A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

39.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

40.
If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

41.	A proxy need not be a Shareholder of the Company.

42.
The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

43.
Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

44.	A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

45.
A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

46.
A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

47.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

48.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

49.
The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

50.	The number of directors on the Board shall be no less than two (2) but no more than nine (9) and shall include at least two External Directors.

51.
The directors of the Company shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law.  This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

52.	As long as the number of directors serving on the Board is less than the maximal number of directors under Article 50, the Board can act to appoint directors to the Board of Directors.

53.
Should a director cease serving the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors so the number of directors in office shall be equal to or higher than the minimal number mentioned under Article 50 above or alternatively can act to call a Special Meeting to elect directors.

54.	The appointment of a director by the Board shall be in effect until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

55.
The term of office of a director shall commence on the date of such director’s election by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board.

Remuneration

56.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law.

Chairman of the Board

57.
The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

58.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice as all the directors may agree) before the meeting. The directors may waive the necessity of such notice either beforehand or retrospectively.

Quorum

59.
No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The quorum for the commencement of the adjourned meeting shall be three members of the Board.

Methods of Attending Meetings

60.
Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

61.
A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

62.
While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

63.
Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director - taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

64.
The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

65.
Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Records & Validity of Acts

66.
The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

67.
All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

68.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

69.
The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

70.
The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes. In the event an insurance policy covering the Office Holder's liability provides as well cover for the Company, the rights of the Officer Holder to receive the insurance proceeds shall take precedence over the right of the Company.

71.
Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

71.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

71.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

71.3.	A monetary obligation imposed on him in favor of another person;

71.4.
Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnity of Office Holders

72.
The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

72.1.
A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

72.2.
Reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the Office Holder or (ii) concluded with the imposition of a monetary payment on the Office Holder in lieu of criminal proceedings, but the criminal offense in question  does not require the proof of criminal intent, all within the meaning of the Law or in connection with a financial sanction.

72.3.
Reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

72.4.
Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Advance Indemnity

73.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

73.1.
Matters as detailed in Article 72.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement.

73.2.	Matters as detailed in Articles 72.2, 72.3 and 72.4.

Retroactive Indemnity

74.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 72, subject to any applicable law.

Exculpation

75.
The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity – General

76.
The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

77.
Articles 70 through 75 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

78.
An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder's service with the Company.

APPOINTMENT OF AN AUDITOR

79.
Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

80.	So long as the Company is a public company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

81.
The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

82.
Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

SIGNATORIES

83.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

84.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

85.
The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

86.
For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

87.
The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Law.

DONATIONS

88.
The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

89.
Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

90.
Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

91.
Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

92.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

Appendix G

To: __________________

Indemnification Agreement (the "Agreement")

WHEREAS,
It is in the best interest of R.V.B. Holdings Ltd. (the "Company") to retain and attract the most capable and talented persons as Officers ("Officers") as defined in the Israel Companies Law – 1999 (the "Law"); and,

WHEREAS,	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

WHEREAS,
You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Exemption

1.1           Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2           The exemption shall not be valid with respect to any of the following:

1.2.1 Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2 Any liability, with respect to which you are entitled to receive indemnification hereunder.

2. Indemnification

2.1           Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1 through 2.15 below, imposed on you or incurred by you in consequence of an act you performed in your capacity as Officer of the Company ("Indemnifiable Liabilities"), provided that the Company's undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix "A" hereto.

2.1.1 any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

2.1.2 all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was finalized without the filing of an indictment" (as defined in the Companies Law – 1999) against you "without any financial obligation imposed in lieu of criminal proceedings" (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized "without the filing of an indictment" against you with a "financial obligation imposed in lieu of criminal proceedings" with respect to an offence that does not require proof of criminal intent or with respect to financial sanctions; and

2.1.3 all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

2.1.4 any monetary liability imposed on you in favor of all the injured parties by the breach in an Administrative Procedure, as stated in Section 52(54) (a)(1)(a) to the Securities Law, 5728- 1968 (the "Securities Law"). The term "Administrative Procedure" shall have the following meaning: a procedure according to chapter 8C (Financial Sanctions), 8D (Administrative Enforcement Measures Imposition by the Administrative Enforcement Committee) or 9A (Arrangement for Avoidance from or Cessation of Procedures), to the Securities Law as amended from time to time.

2.1.5 expenses expended by you with respect to Administrative Procedure (as defined in section 2.1.4 above), related to you, including reasonable litigation expenses, which includes attorneys' fees.

2.1.6 The above shall also apply to any obligation or expense specified in Sections 2.1.1 through 2.1.5 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law – 1968) ("Subsidiary") or in consequence of your service as Officer in an affiliated company ("Chevra Mesunefet") (as defined in the Securities Law –1968) ("Affiliate"). Regarding Section 2.1.3 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2           The  Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3           If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you ("Legal Proceedings"), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4           If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company's first request, and in accordance with the payment terms the Company determines.

3.           The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1 A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.2 A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to your negligence only;

3.3 An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4 A fine, civil fine, or ransom levied on you, provided that such fine or ransom have not been imposed pursuant to the conviction for a crime which does not require proof of criminal intent, or for a financial sanction levied on you.

3.5 A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4. Notices and Defenses Against Suits

4.1           You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2           The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3           You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4           If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5           The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6            Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7           The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by you, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8           For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1through 2.1.5 above, without limitation to the types of events and the amount specified in Appendix "A".

4.9           For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this Agreement.

5. Validity

5.1           The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, subject to any law, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been a director or an Officer of the Company, and/or on your action or omission to act during your office/employment.

5.2           The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3           This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4           Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5           This Agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6           The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

5.7           This Agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _______, 2011.

R.V.B. HOLDINGS LTD.

By: ________________
Name: ______________
Title:________________

ACCEPTED AND AGREED on ___________________:

_____________________
Name

APPENDIX "A"

1. The Company’s obligation to indemnify you is limited to the following:

a. Actions in connection with anything performed by the Company, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b. Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c. Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e. Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f. Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g. Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h. Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i. The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j. Occurrences resulting from the Company’s status as a public company, as such term is defined  in the Law, and or pursuant to an agreement;

k. Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

l. Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates, actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates or actions in connection with the distribution, sale, license or use of such products;

m. Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

n. Any indemnifiable event and/or action pursuant to the Efficiency of Enforcement Procedures in the Securities Authority Law (Legislation Amendments), 2011.

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 4,000,000 (in addition to any amounts paid under an insurance coverage).